Filed by: National Bank of Canada
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Canadian Western Bank
A registration statement is expected to be filed by National Bank of Canada

On June 12, 2024, National Bank of Canada (“National Bank”) first used or made available the following communications:

1.     Form 51-102F3, Material Change Report, filed on SEDAR on June 12, 2024; and

2.     Transaction Agreement, dated June 11, 2024, between National Bank of Canada and Canadian Western Bank (“CWB”), filed on SEDAR on June 12, 2024.

NOTICE TO U.S. HOLDERS

National Bank intends to file a registration statement on Form F-8 or Form F-80, which will include Canadian Western Bank’s management information circular and related documents, with the United States Securities and Exchange Commission (“SEC”) in respect of National Bank’s common shares to be offered or issued in the Transaction to U.S. holders of CWB common shares. SHAREHOLDERS ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other related filings, through the SEC’s website (www.sec.gov).

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell CWB common shares or an offer to sell or a solicitation of an offer to buy National Bank common shares.

[Materials begin on the following page]

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MATERIAL CHANGE REPORT

Regulation 51-102 respecting continuous disclosure obligations (Quebec)
Subsection 7.1(1)(b) and Form 51-102F3

1.     NAME AND ADDRESS OF COMPANY:

NATIONAL BANK OF CANADA (“National Bank”)

800 Saint-Jacques Street

Montreal, QC H3C 1A3

Canada

2.     DATE OF MATERIAL CHANGE:

June 11, 2024

3.     NEWS RELEASE:

On June 11, 2024, National Bank issued a news release with respect to the Transaction, the Public Offering and the Private Placement (each as defined below) via Global News Wire (www.globenewswire.com).

4.     SUMMARY OF MATERIAL CHANGE:

On June 11, 2024, National Bank announced that it has entered into a definitive agreement (the “Agreement”) to acquire (the “Transaction”) Canadian Western Bank (“CWB”), a financial services institution based in Edmonton, Alberta, by way of share exchange. It also announced that, in connection with the Transaction, it intends to complete an equity financing, comprised of a public offering (the “Public Offering”) and concurrent private placement (the “Private Placement”) of subscription receipts (the “Subscription Receipts”) for gross proceeds totaling approximately $1.0 billion before giving effect to the Over-Allotment Option and the Additional Subscription Option (each as defined below).

5.     FULL DESCRIPTION OF MATERIAL CHANGE:

Transaction

The following is a description of the material terms of the Agreement. The description is a summary only, does not purport to be complete and is subject to, and is qualified in its entirety by, reference to the provisions of the Agreement, a copy of which has been filed with the Canadian securities regulatory authorities on National Bank’s SEDAR+ profile at www.sedarplus.ca. Investors should read the full text of the Agreement.

On June 11, 2024, National Bank announced that it has entered into the Agreement. Pursuant to the Agreement, following receipt of all necessary CWB shareholder and regulatory approvals, National Bank will, subject to the terms and conditions set forth in the Agreement, acquire all issued and outstanding common shares of CWB (the “CWB Shares”), other than those held by National Bank and its subsidiaries, as follows:

(i)     CWB will amend its by-laws (the “By-Law Amendment”) to provide that (a) at the effective time of the Transaction, a new class of exchangeable shares (the “Exchangeable Shares”) will be created, (b) upon the creation of the class of Exchangeable Shares, each outstanding CWB Share (other than those owned by National Bank and its subsidiaries) will be changed into one Exchangeable Share, and (c) immediately following (b) above, each Exchangeable Share (other than those held by dissenting shareholders) will be transferred automatically to National Bank for 0.45 of a common share of National Bank (the “Exchange Ratio”); and

(ii)     following (c) above, National Bank will convert the Exchangeable Shares acquired by it into CWB Shares on a one-for-one basis.

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The National Bank Shares to be issued upon closing of the Transaction will represent a pro forma ownership of approximately 10.5% of National Bank by CWB shareholders, taking into account the Private Placement and the Public Offering.

The Transaction is subject to approval of at least two-thirds of the votes cast by CWB common shareholders at a special meeting of shareholders expected to be held in September 2024 to approve the By-Law Amendment (the “Meeting”). The Agreement contains customary non-solicitation covenants on the part of CWB, subject to customary “fiduciary out” provisions, as well as “right to match” provisions in favor of National Bank. A termination fee equivalent to 4% of the CWB equity value under the Transaction would be payable by CWB to National Bank in certain circumstances, including in the context of a superior proposal supported by CWB’s board of directors. A reverse termination fee equivalent to 4% of the CWB equity value under the Transaction would be payable by National Bank to CWB in certain circumstances including where key regulatory approvals are not obtained prior to the Outside Date (as defined below) under the Agreement.

The board of directors of National Bank has evaluated the Agreement with National Bank’s management and legal and financial advisors and has unanimously determined that the Transaction is in the best interests of National Bank. National Bank shareholder approval is not required in connection with the Transaction.

The Agreement provides that National Bank’s and CWB’s obligations to complete the Transaction are subject to the fulfillment of a number of customary conditions, each of which may be waived by the party to whom such condition applies, including as to the accuracy of representations and warranties and the performance of covenants; approval by at least two-thirds of the votes cast by holders of CWB Shares voting in person or represented by proxy at the Meeting; receipt of certain key regulatory approvals, including the approvals of the Minister of Finance (Canada), the Competition Bureau, the Office of the Superintendent of Financial Institutions and the relevant Canadian securities regulatory authorities; receipt of the approval of the Toronto Stock Exchange (the “TSX”) for the listing of the National Bank Shares to be issued to holders of Exchangeable Shares upon closing of the Transaction; that no material adverse effect has occurred in respect of National Bank or CWB; that the aggregate number of CWB Shares held by shareholders who have properly exercised and not withdrawn dissent rights shall not exceed 10% of the outstanding CWB Shares; and that no law is in effect that makes the consummation of the Transaction illegal or otherwise prohibits or enjoins National Bank or CWB from consummating the Transaction.

The Transaction is expected to close by December 31, 2025, subject to approval by CWB’s common shareholders and receipt of required regulatory approvals. Pursuant to the terms of the Agreement, the Transaction must be completed on or prior to the date which is nine months after the date of the Agreement, which is the “Outside Date” under the Agreement; provided that such Outside Date may be extended (i) by up to three extension periods, each of up to a maximum of 90 days (but by at least ten days or an integral multiple thereof, as specified by the postponing party), subject to the terms of the Agreement, or (ii) as the parties to the Agreement may otherwise agree.

Equity Financing

In connection with the Transaction, National Bank also announced that it intends to complete the Public Offering and Private Placement.

Pursuant to the Public Offering, National Bank has agreed to issue and sell 4,453,000 Subscription Receipts at a price of $112.30 per Subscription Receipt (the “Offering Price”) for total gross proceeds of approximately $500 million. The Public Offering is being underwritten on a bought-deal basis by a syndicate of underwriters led by National Bank Financial Inc. (“NBF”). National Bank has granted the underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 667,950 Subscription Receipts at the Offering Price exercisable up to 30 days after closing of the public offering.

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Pursuant to the concurrent Private Placement, National Bank has agreed to issue and sell 4,453,000 Subscription Receipts at the Offering Price to Caisse de dépôt et placement du Québec or an affiliate thereof (“CDPQ”) for gross proceeds of approximately $500 million. All of CDPQ’s Subscription Receipts will be subject to a statutory hold period of four months plus one day from the date of their issuance. CDPQ will have the right to purchase up to an additional 667,950 Subscription Receipts, to maintain its pro-rata ownership and subject to, and in the same proportion as, and at the same time as, the Over-Allotment Option being exercised by the underwriters (the “Additional Subscription Option”).

National Bank intends to use the net proceeds from the Public Offering and Private Placement to support strong regulatory capital ratios following the closing of the Transaction, to fund any cash consideration under the terms of the Transaction and to pay the Transaction expenses.

The Subscription Receipts to be issued pursuant to the Public Offering and the Over-Allotment Option will be offered in all provinces and territories of Canada by way of a prospectus supplement to the short form base shelf prospectus of National Bank dated August 22, 2022. The Subscription Receipts to be issued pursuant to the Public Offering will also be offered in the United States concurrently to “qualified institutional buyers” in reliance upon the exemption from registration provided by Rule 144A under the U.S. Securities Act of 1933.

The issuance of the Subscription Receipts under the Public Offering and the Private Placement is subject to the approval of the TSX.

It is expected that the closing of the Private Placement will occur concurrently with the closing of the Public Offering. However, the Private Placement is not conditional upon the completion of the Public Offering, and the Public Offering is not conditional upon the completion of the Private Placement. Closing of both offerings is expected to occur on or about June 17, 2024.

6.     RELIANCE ON SUBSECTION 7.1(2) OF REGULATION 51-102:

Not applicable.

7.     OMITTED INFORMATION:

Not applicable.

8.     EXECUTIVE OFFICER:

For further information, please contact Mr. Dominic Paradis, Senior Vice-President — Legal Affairs and Corporate Secretary at (514) 394-6751.

9.     DATE OF REPORT:

June 12, 2024

Forward-Looking Statements

Certain statements in this report are forward-looking statements. All such statements are made in accordance with applicable securities legislation in Canada and the United States. Forward-looking statements in this report may include, but are not limited to, statements regarding the anticipated timing for the special meeting of the CWB shareholders and the anticipated timing for the completion of the Transaction and statements about the Public Offering and the Private Placement, including in respect of the use of proceeds therefrom and the anticipated closing date of the Public Offering and the Private Placement. These forward-looking statements are typically identified by verbs or words such as “outlook”, “believe”, “foresee”, “forecast”, “anticipate”, “estimate”, “project”, “expect”, “intend” and “plan”, in their future or conditional forms, notably verbs such as “will”, “may”, “should”, “could” or “would”, as well as similar terms and expressions. Such forward-looking statements are made for the purpose of assisting the holders of National Bank’s securities in understanding National Bank’s vision, strategic objectives, and performance targets, and may not be appropriate for other purposes.

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These forward-looking statements are based on current expectations, estimates, assumptions and intentions believed by National Bank to be reasonable as at the date of this report and are subject to uncertainty and inherent risks, many of which are beyond National Bank’s control. Assumptions about the performance of the Canadian and U.S. economies in 2024, and how that performance will affect National Bank’s business are among the factors considered in setting National Bank’s strategic priorities and objectives. Assumptions underlying forward-looking statements included in this report also include the expected timing of completion of the Transaction and the conditions precedent to the closing of the Transaction (including the required approvals); that the Transaction will be completed on the terms currently contemplated; National Bank’s ability to retain and attract new business, achieve synergies and maintain market position arising from successful integration plans relating to the Transaction; National Bank’s ability to otherwise complete the integration of CWB within anticipated time periods and at expected cost levels; National Bank’s ability to attract and retain key employees in connection with the Transaction; management’s estimates and expectations in relation to future economic and business conditions and other factors in relation to the Transaction and resulting impact on growth and various financial metrics; the realization of the expected strategic, financial and other benefits of the Transaction in the timeframe anticipated; the accuracy and completeness of public and other disclosure (including financial disclosure) by CWB; the absence of significant undisclosed costs or liabilities associated with the Transaction; assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information available as of the date hereof; assumptions about the satisfaction of all closing conditions and the successful completion of the Public Offering and the Private Placement within the anticipated timeframe. Additional assumptions relating to National Bank appear in the Economic Review and Outlook section and, for each business segment, in the Economic and Market Review sections of National Bank’s annual report for the year ended October 31, 2023 (the “2023 Annual Report”) and in the Economic Review and Outlook section of National Bank’s report to shareholders for the three and six-month periods ended April 30, 2024 (the “Q2 2024 Report”), and may be updated in the quarterly reports to shareholders filed thereafter.

Forward-looking statements in this report are based on a number of assumptions and are subject to risk factors, many of which are beyond National Bank’s control and the impacts of which are difficult to predict. These risk factors include, among others, risks and uncertainties relating to the expected competition and regulatory processes and outcomes in connection with the Transaction; National Bank’s inability to successfully integrate CWB upon completion of the Transaction; the possible delay or failure to close the Transaction; the potential failure to realize anticipated benefits from the Transaction; the potential failure to obtain the required approvals to the Transaction in a timely manner or at all; National Bank’s reliance upon publicly available information of CWB; potential undisclosed costs or liability associated with the Transaction; National Bank or CWB being adversely impacted during the pendency of the Transaction, the dilutive effect of the Public Offering and Private Placement; the general economic environment and financial market conditions in Canada, the United States, and the other countries where National Bank operates; the impact of upheavals in the U.S. banking industry; exchange rate and interest rate fluctuations; inflation; global supply chain disruptions; higher funding costs and greater market volatility; changes made to fiscal, monetary, and other public policies; changes made to regulations that affect National Bank’s business; geopolitical and sociopolitical uncertainty; climate change, including physical risks and those related to the transition to a low-carbon economy, and National Bank’s ability to satisfy stakeholder expectations on environmental and social issues; significant changes in consumer behaviour; the housing situation, real estate market, and household indebtedness in Canada; National Bank’s ability to achieve its key short-term priorities and long-term strategies; the timely development and launch of new products and services; National Bank’s ability to recruit and retain key personnel; technological innovation, including advances in artificial intelligence and the open banking system, and heightened competition from established companies and from competitors offering non-traditional services; changes in the performance and creditworthiness of National Bank’s clients and counterparties; National Bank’s exposure to significant regulatory matters or litigation; changes made to the accounting policies used by National Bank to report financial information, including the uncertainty inherent to assumptions and critical accounting estimates; changes to tax legislation in the countries where National Bank operates; changes made to capital and liquidity guidelines as well as to the presentation and interpretation thereof; changes to

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the credit ratings assigned to National Bank by financial and extra-financial rating agencies; potential disruptions to key suppliers of goods and services to National Bank; the potential impacts of disruptions to National Bank’s information technology systems, including cyberattacks as well as identity theft and theft of personal information; the risk of fraudulent activity; possible impacts of major events affecting the economy, market conditions of National Bank’s outlook, including international conflicts, natural disasters, public health crises, and the measures taken in response to these events; and other risk factors described in the Risk Management section of the 2023 Annual Report and in the Risk Management section of the Report to Shareholders for the second quarter of 2024, as well as other risks detailed from time to time in reports filed by National Bank with securities regulators or securities commissions or other documents that National Bank makes public, which may cause events or results to differ materially from the results expressed or implied in any forward-looking statement.

There is a strong possibility that National Bank’s express or implied predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that its assumptions may not be confirmed and that its vision, strategic objectives, and performance targets will not be achieved. Thus, National Bank recommends that readers not place undue reliance on these forward-looking statements, as a number of factors could cause actual results to differ significantly from the expectations, estimates, or intentions expressed in these forward-looking statements. The foregoing list of risk factors is not exhaustive, and the forward-looking statements made in this report are also subject to credit risk, market risk, liquidity and funding risk, operational risk, regulatory compliance risk, reputation risk, strategic risk, and social and environmental risk, as well as certain emerging risks or risks deemed significant.

Additional information about these and other factors is provided in the 2023 Annual Report and the Report to Shareholders for the second quarter of 2024 and may be updated in the quarterly reports to shareholders filed thereafter. Investors and others who rely on National Bank’s forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Except as required by law, National Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time, by it or on its behalf. National Bank cautions investors that these forward-looking statements are not guarantees of future performance and that actual events or results may differ significantly from these statements due to a number of factors.

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NATIONAL BANK OF CANADA

and

CANADIAN WESTERN BANK

TRANSACTION AGREEMENT June 11, 2024

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TABLE OF CONTENTS

(CONTINUED)

Schedule A AMENDMENT TO BY-LAWS	A-1
Schedule B TRANSACTION RESOLUTION	B-1
Schedule C REPRESENTATIONS AND WARRANTIES OF THE TARGET	C-1
Schedule D REPRESENTATIONS AND WARRANTIES OF THE PURCHASER	D-1

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TRANSACTION AGREEMENT

THIS AGREEMENT is made as of this 11th day of June, 2024,

BETWEEN:

NATIONAL BANK OF CANADA, a Schedule 1 chartered bank subject to the provisions of the Bank Act (Canada)

(the “Purchaser”)

- and -

CANADIAN WESTERN BANK, a Schedule 1 chartered bank subject to the provisions of the Bank Act (Canada)

(the “Target”)

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

Article 1
INTERPRETATION

1.1       Defined Terms

As used in this Agreement, the following terms have the following meanings:

“Acquisition Proposal” means, other than the Transaction and other than any transaction involving only the Target and/or one or more of its wholly-owned Subsidiaries, any oral or written offer, proposal or inquiry from any Person or group of Persons “acting jointly or in concert” (within the meaning of National Instrument 62-104 – Take-Over Bids and Issuers Bids) other than the Purchaser (or an affiliate of the Purchaser or any Person acting jointly or in concert with the Purchaser) relating to: (i) any direct or indirect sale, disposition, alliance or joint venture (or any lease, license or other arrangement having the same economic effect as a sale or disposition) whether in a single transaction or a series of related transactions, of (x) 20% or more of any class of voting or equity securities of the Target (including securities convertible into or exercisable or exchangeable for voting or equity securities) or (y) assets representing 20% or more of the consolidated assets (including shares of Subsidiaries of the Target) or contributing 20% or more of the consolidated revenue of the Target and the Subsidiaries; (ii) any direct or indirect acquisition, purchase, take-over bid, tender offer, exchange offer, treasury issuance of securities, sale of securities or other transaction, whether in a single transaction or a series of related transactions, that if consummated, would result in a Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of the Target or securities convertible or exchangeable into voting or equity securities of the Target then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for voting or equity securities) or any of its Subsidiaries whose assets represent 20% or more of the consolidated assets, or contribute 20% or more of the consolidated revenue, of the Target and its Subsidiaries (in each case based on the consolidated financial statements of the Target most recently filed on SEDAR+ prior to such inquiry, proposal, offer or indication of interest); (iii) any acquisition, share issuance, arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding-up or exclusive license or other similar transaction or series of related transaction involving the Target pursuant to which any Person or group of Persons would own, directly or indirectly, 20% or more of the voting or equity securities of the Target or of the surviving entity or the resulting direct or indirect parent of the Target or the surviving entity; or (iv) any other similar transaction or series of related transactions involving the Target or any of its Subsidiaries.

“Acquisition Structure” has the meaning ascribed thereto in Section 4.6.

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 — Prospectus Exemptions.

“Agreement” means this transaction agreement, including all schedules annexed hereto, the Target Disclosure Letter and the Purchaser Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

“Anti-Spam Laws” means An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commissions Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada) and other Laws that regulate the same or similar subject matter.

“Authorization” means with respect to any Person, any order, permit, approval, certification, accreditation, consent, waiver, registration, licence or similar authorization of, or agreement with, any Governmental Entity having jurisdiction over the Person.

“Bank Act” means the Bank Act (Canada).

“Bankruptcy and Equity Exception” has the meaning ascribed thereto in Paragraph 3 of Schedule C.

“BHC Act Affiliate”: any Person (the “first Person”) is the BHC Act Affiliate of another Person (the “second Person”) where the second Person controls, is controlled by, or is under common control with the first Person. For purposes of this definition, “control” means the power to vote 25% or more of a class of voting securities, to elect a majority of the board of directors, trustees, general partners, or others with similar management responsibilities, or to act as a general partner, managing member or trustee.

“Board” means the board of directors of the Target as constituted from time to time.

“Board Recommendation” has the meaning ascribed thereto in Section 2.4(b).

“Breach of Security Safeguards” means the actual theft, loss of, unauthorized access to, alteration or compromise of, unavailability of, or other unauthorized Processing regarding Personal Information or any other breach of the protection of Personal Information.

“Breaching Party” has the meaning ascribed thereto in Section 4.12(c).

“Business Day” means any day, other than a Saturday, Sunday or any day on which major banks are closed for business in any of Edmonton, Alberta; Montréal, Quebec or Toronto, Ontario.

“By-Laws” means the By-Laws of the Target.

“By-Laws Amendment” means the amendment to the By-Laws to implement the Transaction, substantially in the form set out in Schedule A, subject to any amendments or variations to such amendments made in accordance with this Agreement.

“Capital Action” means (i) committing to any Governmental Entity to maintain capital levels and capital ratios at a level specified by such Governmental Entity, either formally or informally, and either currently or as a result of the Transaction, (ii) creating a capital plan that is acceptable to any Governmental Entity, either by entering into a new capital plan or modifying an existing capital plan, and (iii) taking all actions reasonably necessary, required, proper, desirable or advisable, including by raising capital through a public or private equity or debt offering, to satisfy fully and achieve the regulatory capital expectations of any Governmental Entity.

“Change in Recommendation” has the meaning ascribed thereto in Section 7.2(a)(iv)(B).

“CIRO” means the Canadian Investment Regulatory Organization.

“Closing” means the completion of the Transaction.

“Collective Agreements” means all collective bargaining agreements or union agreements applicable to the Target or any of its Subsidiaries and all related letters or memoranda of understanding applicable to the Target or any of its Subsidiaries.

“Commissioner” means the Commissioner of Competition appointed pursuant to the Competition Act or any person duly authorised to exercise the powers of the Commissioner of Competition.

“Common Shares” means the common shares in the capital of the Target and includes, for greater certainty, any such shares issued upon the valid exercise of Options.

“Competition Act” means the Competition Act (Canada).

“Competition Act Approval” means, in respect of the Transaction: (i) the issuance of an advance ruling certificate pursuant to section 102 of the Competition Act, or both (ii) (a) the expiry, waiver or termination of any applicable waiting periods under section 123 of the Competition Act, and, unless waived in writing by the Purchaser, (b) the issuance of a No Action Letter.

“Confidentiality Agreement” means the confidentiality agreement dated March 3, 2024 between the Target and the Purchaser.

“Consideration” means, collectively, subject to Section 2.2, a portion of a Purchaser Share equal to the Exchange Ratio for each Common Share.

“Constating Documents” means articles and notice of articles, articles of incorporation, amalgamation, or continuation, as applicable, letters patent, by-laws and all amendments to such articles, letters patent or by-laws.

“Contagion Event” means the outbreak and ongoing effects of contagious disease, epidemic or pandemic (including SARS-CoV-2 or COVID-19, or any evolutions or mutations thereof), and the continuation or worsening thereof.

“Contagion Event Measures” means commercially reasonable actions for a Party or any of its Subsidiaries to take or refrain from taking in the operation of their business as a result of a Contagion Event to comply with any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or other requirements promulgated by any Governmental Entity, including provincial or federal health agencies, the Centers for Disease Control and Prevention and the World Health Organization, in each case in response to a Contagion Event.

“Contract” means any written or oral agreement, commitment, engagement, contract, licence, lease, obligation or undertaking to which the Target or any of its Subsidiaries is a party or by which the Target or any of its Subsidiaries is bound or affected or to which any of its assets or properties is subject, together with any amendment, modification or supplement thereto.

“Data Room” means the material contained in the virtual data room established by the Target as at 5:00 p.m. on June 10, 2024, the index of documents of which is appended to the Target Disclosure Letter.

“Depositary” means Computershare Trust Company of Canada or such other Person as the Target may appoint to act as depositary in relation to the Transaction, with the approval of the Purchaser, acting reasonably.

“Derivative Contract” means swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions.

“Disclosed Canadian Personal Information” means Personal Information governed by applicable Canadian privacy laws that the Purchaser received from the Target in connection with this Agreement prior to Closing or following the consummation of the Transaction.

“Dissent Rights” means the rights of dissent in respect of the Transaction provided for pursuant to section 277 of the Bank Act.

“Dissenting Shareholders” means a registered Shareholder who, in connection with the Transaction, has exercised Dissent Rights in strict compliance with section 277 of the Bank Act and thereby becomes entitled to receive, if the Transaction is completed, the Fair Value of its Common Shares.

“DRIP” means the dividend reinvestment plan of the Target, as described in the Target Filings.

“DSU Plan” means the Deferred Share Unit Plan of the Target originally approved effective on March 4, 2010, as the same may be amended from time to time.

“DSUs” means the deferred share units issued under the DSU Plan.

“Effective Date” means the date on which the Closing takes place.

“Effective Time” means 6:00 a.m. on the Effective Date, or such other time as the parties agree to in writing before the Effective Date.

“Employee Plans” means all material health, dental, supplemental unemployment benefit, bonus, profit sharing, option, stock appreciation, restricted share unit, performance share unit, deferred share unit, phantom equity or equity based compensation, savings, life insurance, incentive, deferred compensation, security purchase, security compensation, termination or severance pay, disability, pension or supplemental retirement plans, retirement savings, savings and other similar plans, policies, trusts, funds, agreements or arrangements, in each case for the benefit of current or former employees or directors of the Target or its Subsidiaries, which are maintained by or binding upon the Target or the Subsidiaries or in respect of which the Target or the Subsidiaries has any actual or contingent liability; provided that an Employee Plan shall not include any Statutory Plans.

“Environmental Laws” means all Laws and agreements with Governmental Entities and all other statutory requirements relating to public health and safety, noise control, pollution, reclamation or the protection of the environment or to the generation, production, installation, use, storage, treatment, transportation, Release or threatened Release of Hazardous Substances, including civil responsibility for acts or omissions with respect to the environment, and all Authorizations issued pursuant to such Laws, agreements or other statutory requirements.

“ESPP” means the Employee Share Purchase Plan of the Target.

“Exchange Ratio” means the exchange ratio of 0.45 of a Purchaser Share for each Common Share, as such Exchange Ratio may be adjusted pursuant to this Agreement.

“Exchangeable Shares” means the new class of exchangeable shares in the capital of the Target having the rights, privileges, restrictions and conditions set forth in the By-Laws Amendment.

“Extension of Credit” means a loan, revolving credit facility, letter of credit, equipment financing or leasing or other extension of credit (including guarantees) or commitment to extend credit, in each case in which the Target or any of its Subsidiaries is a creditor that (i) complies with all Laws, (ii) has been made, entered into or acquired by the Target or any of its Subsidiaries in accordance with board of director-approved loan policies, management policies and procedures or customary industry standards, as applicable, (iii) is evidenced by original promissory notes or other evidences of indebtedness, which, together with all security agreements and guarantees, are valid and legally binding obligations of the Target or its applicable Subsidiary and the counterparty or counterparties thereto, and are enforceable in accordance with their terms (subject to the Bankruptcy and Equity Exception), and (iv) is in full force and effect.

“Fair Value” where used in relation to a Common Share held by a Dissenting Shareholder, means fair value as determined by a court under section 277 of the Bank Act or, subject to Section 2.3, as agreed between the Target and the Dissenting Shareholder.

“Fairness Opinion” means the opinion of the Financial Advisor to the effect that, as of the date of this Agreement, and based upon and subject to the various assumptions, limitations, and qualifications set out further therein, the Exchange Ratio in the Transaction is fair, from a financial point of view, to the Shareholders.

“Financial Advisor” means J.P. Morgan Securities Canada Inc.

“Financing” has the meaning ascribed thereto in Section 4.10.

“First Preferred Shares” means the non-cumulative 5-year rate reset first preferred shares in the capital of the Target, which may be issued in series.

“First Preferred Shares Series 5” means the First Preferred Shares, Series 5.

“First Preferred Shares Series 9” means the First Preferred Shares, Series 9.

“First Preferred Shares Series 11” means the First Preferred Shares, Series 11.

“First Preferred Shares Series 12” means the First Preferred Shares, Series 12.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, supervisory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange.

“Hazardous Substances” means any element, waste or other substance, whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is deemed under Environmental Laws to be deleterious to natural resources or worker or public health and safety or having a significant adverse effect upon the environment or human life or health.

“IFRS” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

“Indemnified Person” has the meaning ascribed thereto in Section 4.13(b).

“Intellectual Property” means all intellectual property rights, whether statutory or common law, registered or unregistered, including any of the following: (i) patents and patent applications and reissues, divisionals, divisions, continuations, renewals, re-examinations, extensions and continuations-in-part of patents or patent applications, (ii) registered and unregistered trademarks, service marks and trade names, business names, pending trademark and service-mark registration applications, trade dress and logos, and the goodwill associated with any of the foregoing; (iii) registered and unregistered copyrights, and applications for registration of copyrights, (iv) internet domain names, website names, world wide web addresses, social media handles and all goodwill associated therewith; (v) rights in and to Software, data and databases and (vi) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing.

“IT Assets” means Software, servers, computers, hardware, platforms, firmware, middleware, peripherals, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation.

“Key Regulatory Approvals” means, collectively, the Purchaser Bank Act/TLCA Approvals, the Recategorization Approval, the Competition Act Approval, and the Securities and CIRO Approvals.

“Law” means, with respect to any Person, any and all applicable law, constitution, treaty, convention, ordinance, by-law, code, rule, regulation, order, injunction, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, in each case, as amended unless expressly specified otherwise, including all Securities Laws.

“Leases” has the meaning ascribed thereto under Paragraph 24(a) of Schedule C.

“Licensed Intellectual Property” means all Intellectual Property that is used or held for use by the Target or its Subsidiaries and which is not Owned Intellectual Property.

“Lien” means any mortgage, charge, pledge, encumbrance, hypothec, security interest, prior claim or lien (statutory or otherwise), in each case, whether contingent or absolute.

“Matching Period” has the meaning ascribed thereto in Section 5.4(a)(iv).

“Material Contract” means any Contract (other than Employee Plans) to which the Target or any of its Subsidiaries is a Party:

(a)     that is a Contract for the purchase of materials, supplies, goods, services, equipment or other assets, or for the licensing, by the Target or any of its Subsidiaries that provides for annual payments of $5,000,000 or more (other than Contracts which pertain to underwriting, agency or other similar services in respect of capital markets transactions);

(b)     that provides for the grant of any preferential rights to purchase or lease any of the assets of the Target or any of its Subsidiaries (other than counterparties to equipment financing or leasing Contracts entered into in the Ordinary Course);

(c)     that is a partnership, joint venture or similar Contract to which the Target or any of its Subsidiaries is a party;

(d)     that is a lease of real property that provides for annual payments of $5,000,000 or more by the Target or any of its Subsidiaries and that is not terminable without material payment by the Target or any of its Subsidiaries upon notice of 180 days or less;

(e)     that is relating to the acquisition or disposition of any business or operations (whether by sale of stock, sale of assets or otherwise) entered into since January 1, 2022 under which the Target or any of its Subsidiaries has or may have outstanding obligations that are material to the Target and its Subsidiaries, taken as a whole;

(f)     that is a Contract for the borrowing of money by the Target or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) (x) in the principal amount of $15,000,000 or more, and (y) other than in the Ordinary Course (it being understood and agreed that “in the Ordinary Course” for purposes of this clause (f) shall include without limitation, inter-company indebtedness, the creation of deposit liabilities, issuances of letters of credit, trade payables, issuances of commercial papers, entry into of repurchase agreements or reverse repo agreements, securitization debts, and any other liquidity-related actions that are intended to manage liquidity in a safe and sound manner and to comply with internal liquidity metrics, in each case on terms and in amounts consistent with past practice);

(g)     that is a Contract under which any Licensed Intellectual Property or IT Asset that is material to the operation of the business of the Target and its Subsidiaries, is licensed, made available or otherwise provided to the Target or any of its Subsidiaries, excluding any Contract granting the Target or any of its Subsidiaries any non-exclusive licenses to: (A) commercially available off-the-shelf Licensed Intellectual Property under the applicable service provider’s unnegotiated, publicly available, standard-form agreement; or (B) Licensed Intellectual Property pursuant to any inter-company agreements between the Target and its Subsidiaries;

(h)     that is (A) an exclusive dealing Contract or a Contract that creates “most favoured nation” obligation or exclusivity or similar preferential rights that is material to the Target or any of its Subsidiaries, or (B) a Contract that (x) contains non-competition or non-solicitation covenants that materially limit the freedom of the Target or its Subsidiaries (including, after the Closing, the Purchaser and its Subsidiaries) to compete in any line of business or with any Person or in any area or operate at any location, or (y) purports to materially limit or restrict the ability of the Target or its Subsidiaries (including, after the Closing, Purchaser and its Subsidiaries) to sell products, deliver services or solicit clients or employees or any category of Persons, other than employee non-solicit arrangements in the Ordinary Course;

(i)     that is a Contract that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or property of the Target or any of its Subsidiaries, taken as a whole;

(j)     that contains provisions relating to data security and Privacy Requirements which, if breached by the Target or any of its Subsidiaries, could result in material liabilities or obligations to the counterparty under a Contract by the Target and its Subsidiaries, taken as a whole;

(k)     that provides any Target Employee with an annual base salary in excess of $350,000 with any termination, severance, retention or similar payment that is payable as a result of the consummation of the Transaction (but excluding any such Contract that constitutes a Material Contract on the basis of the foregoing as a result of entitlements under the Retention Bonus Program);

(l)     that involves the settlement of any actions, suits, claims, litigations, investigations, audits or other proceedings in excess of excess of $5,000,000 with respect to which (i) there is any material unpaid amount owing by, or other material remaining obligation of, the Target or any of its Subsidiaries, or (ii) material conditions precedent to the settlement thereof have not been satisfied; or

(m)     which if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Target Material Adverse Effect.

“Minister” means the Minister of Finance (Canada).

“Misrepresentation” has the meaning ascribed thereto under Securities Laws.

“No Action Letter” means written confirmation from the Commissioner that the Commissioner does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the Transaction.

“NVCC Provisions” means non-viability contingent capital provisions, providing for the full and permanent conversion of non-common capital instruments upon the occurrence of certain trigger events relating to financial viability, as required by OSFI for non-common capital instruments issued after January 1, 2013 to qualify as regulatory capital.

“officer” has the meaning ascribed thereto in the Securities Act (Alberta).

“Options” means the outstanding options issued under the Share Incentive Plan.

“Order” means all applicable judgments, orders, writs, injunctions, rulings, decisions, assessments and binding directives, protocols, policies and guidelines having the force of law rendered by any Governmental Entity.

“Ordinary Course” means, with respect to an action taken by a Person or any of its Subsidiaries, that such action is consistent with the past practices of such Person and its Subsidiaries and is taken in the ordinary course of the operations of the business of such Person and its Subsidiaries (it being acknowledged that any Contagion Event Measures undertaken in good faith, shall be deemed to have been taken in the Ordinary Course).

“OSFI” means the Office of the Superintendent of Financial Institutions.

“Outside Date” means the date that is nine months after the date of this Agreement, subject to adjustment in accordance with Section 1.3 of this Agreement, or such later date as may be agreed to in writing by the Parties; provided however that if the Outside Date shall occur on a day that is not a Business Day, the Outside Date shall be deemed to occur on the next Business Day.

“Owned Intellectual Property” means any and all Intellectual Property owned by the Target or any of its Subsidiaries.

“Owned Registered Intellectual Property” has the meaning ascribed thereto in Paragraph 25(a) of Schedule C.

“Parties” means, collectively, the Target and the Purchaser and “Party” means either of them.

“Performance Factor” means 100%.

“Permitted Liens” means, as of any particular time and in respect of any Person, each of the following Liens:

(a)     Liens for Taxes which are not delinquent or that are being contested in good faith and that have been adequately reserved on the Target’s financial statements;

(b)     Liens of contractors, subcontractors, mechanics, materialmen, carriers, workmen, suppliers, warehousemen, repairmen and similar Liens granted or which arise in the Ordinary Course;

(c)     licenses and other similar rights under Intellectual Property;

(d)     Liens arising under or in connection with zoning, building codes and other land use Laws regarding the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Entity;

(e)     the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, license, franchise, grant, Authorization or permit of the Purchaser or any of its Subsidiaries, to terminate any such lease, license, franchise, grant, Authorization or permit, or to require annual or other payments as a condition of their continuance;

(f)     exceptions (including easements, rights of way, encroachments, restrictions, covenants, conditions and other similar charges), gaps or other imperfections or defects or irregularities in the chain of title or other Liens that are readily apparent from the records of the applicable Governmental Entity registries and which were incurred in the Ordinary Course that do not, in any case, individually or in the aggregate, materially detract from the value or the use of the property subject thereto;

(g)     Liens against real estate that would be shown by a current title policy, title report or other similar report or listing or implied by law and which were incurred in the Ordinary Course and do not, in any case, materially detract from the value or the use of the property subject thereto;

(h)     Liens incurred or deposits made in connection with unemployment insurance and other similar types of social security programs or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and obligations, in each case in the Ordinary Course;

(i)     limitations on the transfer of securities arising under Securities Laws that do not materially detract from the value or the use of such securities;

(j)     any Liens described in Paragraph 1.1(a) of the Target Disclosure Letter; and

(k)     Liens that are not material to the Target and its Subsidiaries, taken as a whole.

“Person” includes any individual, partnership, limited partnership, association, corporation, company, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity, whether or not having legal status.

“Personal Information” means information about an identifiable individual in the possession or under the control of the Target or the Subsidiaries, except to the extent excluded from the application of applicable Privacy Laws.

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 4.5(a).

“Privacy Laws” means all Laws applicable to the Target relating to the Processing of Personal Information and Anti-Spam Laws.

“Privacy Requirements” means (i) Privacy Laws, and (ii) all Contracts, and consents applicable to the Processing of Personal Information.

“Process”, “Processed”, or “Processing” means to collect, use, disclose, and/or otherwise manage.

“PSU Plan” means the Performance Share Unit Plan of the Target originally approved on December 4, 2013, as the same may be amended from time to time.

“PSUs” means the performance share units issued under the PSU Plan.

“Publicly Available Software” means any Software made available under a license identified as an open source license by the Open Source Institute (ww.opensourge.org/licenses) or that otherwise meets the Open Source Definition (www.opensource.org/OSD).

“Purchaser” has the meaning ascribed thereto in the preamble hereto.

“Purchaser Bank Act/TLCA Approvals” means the approval of (i) the Minister pursuant to sections 373 and 377.1 of the Bank Act for the Purchaser to acquire a significant interest in, and control of, the Target; (ii) the Minister pursuant to sections 375 and 375.1 of the TLCA for the Purchaser to acquire a significant interest in, and control of, each of Canadian Western Trust Company and Valiant Trust Company; (iii) the Minister pursuant to section 388 of the Bank Act to exempt the Target from the public holding requirements of section 385 of the Bank Act; and (iv) the Superintendent of Financial Institutions (Canada) pursuant to section 65 of the Bank Act for the Purchaser to issue shares in consideration of property.

“Purchaser Disclosure Letter” means the disclosure letter dated the date of this Agreement and all schedules, exhibits and appendices thereto, delivered by the Purchaser to the Target with this Agreement.

“Purchaser Filings” means all documents publicly filed by or on behalf of the Purchaser on SEDAR+ since October 31, 2022 and before the date hereof.

“Purchaser Material Adverse Effect” means any one or more changes, events, occurrences, developments, effects, circumstances or state of facts that either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, affairs, operations, financial condition, results of operations, assets, properties or liabilities (contingent or otherwise) of the Purchaser and its Subsidiaries, taken as a whole, but excluding any change, event, occurrence, development, effect, circumstance or state of facts arising out of, relating directly or indirectly to, resulting directly or indirectly from or attributable to:

(a)     any change, event, development or condition in economic, business, banking, credit or financial conditions generally affecting the banking and financial sector specifically, and changes in the capital or credit markets, including changes to interest rates, any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally;

(b)     any change, development or condition in or relating to global, national or regional political conditions (including as result of the outbreak of war, acts of terrorism (including cyber terrorism)), or generally affecting the Canadian or U.S. financial services industry;

(c)     any change, development or condition resulting from any act of sabotage, espionage, hacking, cyberattack or terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of sabotage, espionage, hacking, cyberattack, terrorism, hostilities or war;

(d)     any adoption, proposal, implementation or change in Law (including with respect to Taxes) or in any interpretation, application or non-application of any Laws (including with respect to Taxes) by any Governmental Entity;

(e)     any change in applicable generally accepted accounting principles, including IFRS, or regulatory accounting requirements;

(f)     any earthquake, hurricane, drought, flood, storm, tornado or other natural disaster or resulting from or arising out of wild or forest fires or other similar events or disasters;

(g)     any pandemic or outbreak of illness (including any Contagion Event) or other health crisis or public health event, or the worsening of any of the foregoing or the implementation of any Contagion Event Measures;

(h)     any action taken (or omitted to be taken) by the Purchaser or its Subsidiaries which is required by Law or required to be taken (or omitted to be taken) pursuant to this Agreement or that is requested or consented to by the Target in writing;

(i)     the failure of the Purchaser to meet any internal, published or public projections, forecasts, guidance or estimates, including without limitation of revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred, provided, however, that the causes underlying such failure may be considered to determine whether such failure constitutes a Purchaser Material Adverse Effect unless otherwise excluded by clauses (a) to (l));

(j)     the execution, announcement, pendency or performance of this Agreement or consummation of the Transaction including (i) any steps taken pursuant to Section 4.7 or (ii) any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Purchaser or its Subsidiaries with any of their respective current or prospective employees, shareholders, customers, suppliers or other business partners;

(k)     any change in the market price or trading volume of any securities of the Purchaser (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred, provided, however, that the causes underlying such failure may be considered to determine whether such failure constitutes a Purchaser Material Adverse Effect unless otherwise excluded by clauses (a) to (l)); or

(l)     any matter expressly disclosed in the Purchaser Disclosure Letter or in the Purchaser Filings prior to the date hereof (and any material deterioration, worsening or exacerbation of any matter expressly disclosed therein), excluding any cautionary language and any disclosures set forth in any “risk factor” section or market risk section and in any section relating to forward looking statements;

provided, however, that (i) with respect to clauses (a) through to and including (g) above, if such matter has a materially disproportionate effect on the Purchaser and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries and businesses in which the Purchaser and its Subsidiaries operate, such effect may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred; and (ii) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a Purchaser Material Adverse Effect has occurred.

“Purchaser Permitted Dividends” means, (A) in respect of the Purchaser Shares, regular quarterly dividends not in excess of $1.22 in cash per Purchaser Share, and (B) in respect of the Purchaser’s preferred securities, regular cash dividends declared from time to time by the board of directors of the Purchaser in the Ordinary Course in such amounts and at such times in accordance with the terms of such securities, in each case with a record date occurring on or after the date of this Agreement and prior to the Effective Date.

“Purchaser Shares” means common shares in the capital of the Purchaser, as currently constituted and that are currently listed and posted for trading on the TSX under the symbol “NA”.

“Recategorization Approval” means the approval of the Minister pursuant to section 378(3) of the Bank Act to recategorize the Target such that it will no longer be subject to section 378(1) of the Bank Act.

“Regulatory Approvals” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with the Transaction, including the Key Regulatory Approvals.

“Release” has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the environment.

“Replacement Option” has the meaning ascribed thereto in Section 2.10(b)(i).

“Representatives” has the meaning ascribed thereto in Section 5.1(a).

“Required Shareholder Approval” means the approval of at least two-thirds of the votes cast on the Transaction Resolution by the Shareholders present in person or represented by proxy at the Target Meeting.

“Retention Bonus Program” means the cash retention bonus program to be established by the Target prior to the Effective Time in accordance with the parameters set forth in Paragraph 1.1(b) of the Target Disclosure Letter for the benefit of certain of the Target Employees.

“Reverse Termination Amount” has the meaning ascribed thereto in Section 8.2(e).

“Reverse Termination Amount Event” has the meaning ascribed thereto in Section 8.2(e).

“RSU Plan” means the Restricted Share Unit of the Target originally approved on June 4, 2009, as the same may be amended from time to time.

“RSUs” means the outstanding restricted share units issued under the RSU Plan.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by Global Affairs Canada, U.S. Governmental Entities (including, but not limited to, the U.S. Office of Foreign Assets Control, the U.S. Department of State and the U.S. Department of Commerce), the United Nations Security Council, or other applicable Governmental Entity.

“SEC” means the United States Securities and Exchange Commission,

“Securities and CIRO Approvals” means (i) the non-objection or approval in respect of the acquisition of the indirect ownership of 10% or more of the voting securities of CWB Wealth Management Ltd., Canadian Western Financial Ltd. and CWB Wealth Partners Ltd. from the relevant Canadian securities regulatory authorities pursuant to section 11.9 or 11.10 of National Instrument 31-103 – Registration Requirements, Exemptions and Ongoing Registrant Obligations and (ii) the approval of the Canadian Investment Regulatory Organization of the acquisition of (A) a significant equity interest in Canadian Western Financial Ltd. pursuant to section 8.4 of the Mutual Fund Dealer Rules and (B) a significant equity interest of CWB Wealth Partners Ltd. pursuant to Rule 2100 of the Corporation Investment Dealer and Partially Consolidated Rules.

“Securities Authority” means the Alberta Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada.

“Securities Laws” means the Securities Act (Alberta) and the applicable securities legislation of each of the provinces and territories of Canada and all published regulations, orders, rules, instruments, companion policies, policy statements and rulings issued thereunder or in relation thereto (including the rules and policies of the TSX), and all rules and requirements promulgated by CIRO, including, the Investment Dealer and Partially Consolidated Rules, the Mutual Fund Dealer Rules and the Universal Market Integrity Rules, as the same may hereafter be amended from time to time or replaced.

“SEDAR+” means the System for Electronic Data Analysis and Retrieval + maintained on behalf of the Securities Authorities.

“Share Incentive Plan” means the Share Incentive Plan of the Target originally approved on June 10, 1994, as the same may be amended from time to time.

“Shareholders” means the registered and/or beneficial holders of the Common Shares, as the context requires.

“Software” means software, firmware, middleware, and computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code, object code, executable or binary code.

“Special Committee” means the committee of the Board formed to oversee, support and assist management of the Target in connection with the Transaction.

“Specified Change in Recommendation” has the meaning ascribed thereto in Section 5.4(g).

“Statutory Plans” means statutory benefit plans administered by a Governmental Entity which the Target, or any of its Subsidiaries, is required to participate in or comply with, including the Canada Pension Plan and plans administered pursuant to applicable federal or provincial health, workplace safety insurance and employment insurance legislation.

“Stock Exchange Approval” means the conditional approval of the TSX for the listing and posting for trading on the TSX of the Purchaser Shares to be issued pursuant to the Transaction, subject only to the Purchaser providing the TSX such required documentation and confirmations as is customary in the circumstances.

“Subsidiaries” has the meaning ascribed thereto in the Securities Act (Alberta) and, in respect of the Target, includes those subsidiaries set forth in Section 8(a) of the Target Disclosure Letter.

“Superior Proposal” means any bona fide Acquisition Proposal made after the date hereof from a Person or group of Persons “acting jointly or in concert” (within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids): (i) to acquire all of the outstanding Common Shares or all or substantially all of the assets of the Target on a consolidated basis; (ii) did not result from or involve a breach of Article 5; (iii) that the Board has determined in good faith is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; (iv) is not subject to a financing condition or contingency and in respect of which it has been demonstrated to the satisfaction of the Board, after receiving the advice of its financial advisor and outside counsel, that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (v) that is not subject to a due diligence or access condition; and (vi) in respect of which the Board determines, in its good faith judgment, after receiving the advice of its financial advisor and outside counsel and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial and regulatory matters, the Person making the proposal and other aspects, that it would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable, from a financial point of view, to Shareholders than the Transaction (including any amendments to the terms and conditions of the Transaction proposed by the Purchaser pursuant to Section 5.4(b)).

“Superior Proposal Notice” has the meaning ascribed thereto in Section 5.4(a)(ii).

“Supporting Shareholders” means each director and executive officer of the Target.

“Target” has the meaning ascribed thereto in the preamble hereto.

“Target Circular” means the notice of the Target Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management proxy circular, to be sent to Shareholders and other Persons as required by Law in connection with the Target Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Target Disclosure Letter” means the disclosure letter dated the date of this Agreement and all schedules, exhibits and appendices thereto, delivered by the Target to the Purchaser with this Agreement.

“Target Employees” means the employees of the Target and its Subsidiaries, including part-time and full-time employees, in each case, whether active or inactive.

“Target Filings” means all documents publicly filed by or on behalf of the Target on SEDAR+ since October 31, 2022 and before the date hereof.

“Target Material Adverse Effect” means any one or more changes, events, occurrences, developments, effects, circumstances or state of facts that either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, affairs, operations, financial condition, results of operations, assets, properties or liabilities (contingent or otherwise) of the Target and its Subsidiaries, taken as a whole, but excluding any change, event, occurrence, development, effect, circumstance or state of facts arising out of, relating directly or indirectly to, resulting directly or indirectly from or attributable to:

(a)     any change, event, development or condition in economic, business, banking, credit or financial conditions generally affecting the banking and financial sector specifically, and changes in the capital or credit markets, including changes to interest rates, any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally;

(b)     any change, development or condition in or relating to global, national or regional political conditions (including as result of the outbreak of war, acts of terrorism (including cyber terrorism)), or generally affecting the Canadian or U.S. financial services industry;

(c)     any change, development or condition resulting from any act of sabotage, espionage, hacking, cyberattack or terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of sabotage, espionage, hacking, cyberattack, terrorism, hostilities or war;

(d)     any adoption, proposal, implementation or change in Law (including with respect to Taxes) or in any interpretation, application or non-application of any Laws (including with respect to Taxes) by any Governmental Entity;

(e)     any change in applicable generally accepted accounting principles, including IFRS, or regulatory accounting requirements;

(f)     any earthquake, hurricane, drought, flood, storm, tornado or other natural disaster or resulting from or arising out of wild or forest fires or other similar events or disasters;

(g)     any pandemic or outbreak of illness (including any Contagion Event) or other health crisis or public health event, or the worsening of any of the foregoing or the implementation of any Contagion Event Measures;

(h)     any action taken (or omitted to be taken) by the Target or its Subsidiaries which is required by Law or required to be taken (or omitted to be taken) pursuant to this Agreement or that is requested or consented to by the Purchaser in writing;

(i)     the failure of the Target to meet any internal, published or public projections, forecasts, guidance or estimates, including without limitation of revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Target Material Adverse Effect has occurred, provided, however, that the causes underlying such failure may be considered to determine whether such failure constitutes a Target Material Adverse Effect unless otherwise excluded by clauses (a) to (l));

(j)     the execution, announcement, pendency or performance of this Agreement or consummation of the Transaction including (i) any steps taken pursuant to Section 4.7 or (ii) any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Target or its Subsidiaries with any of their respective current or prospective employees, shareholders, customers, suppliers or other business partners;

(k)     any change in the market price or trading volume of any securities of the Target (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Target Material Adverse Effect has occurred, provided, however, that the causes underlying such failure may be considered to determine whether such failure constitutes a Target Material Adverse Effect unless otherwise excluded by clauses (a) to (l)); or

(l)     any matter expressly disclosed in the Target Disclosure Letter or in the Target Filings prior to the date hereof (and any material deterioration, worsening or exacerbation of any matter expressly disclosed therein), excluding any cautionary language and any disclosures set forth in any “risk factor” section or market risk section and in any section relating to forward looking statements;

provided, however, that (i) with respect to clauses (a) through to and including (g) above, if such matter has a materially disproportionate effect on the Target and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries and businesses in which the Target and its Subsidiaries operate, such effect may be taken into account in determining whether a Target Material Adverse Effect has occurred; and (ii) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a Target Material Adverse Effect has occurred.

“Target Meeting” means the special meeting of Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held to consider the Transaction Resolution and for any other purpose as may be set out in the Target Circular and agreed to in writing by the Purchaser.

“Target Permitted Dividends” means, (i) in respect of the Common Shares, regular quarterly dividends not in excess of $0.38 in cash per Common Share; (ii) in respect of the First Preferred Shares, Series 5, regular quarterly dividends not in excess of $0.3981875 in cash per First Preferred Share, Series 5; and (iii) in respect of the First Preferred Shares, Series 9, regular quarterly dividends not in excess of $0.4781875 in cash per First Preferred Share, Series 9.

“Target Software” means all Software that is owned by the Target or any of its Subsidiaries, and which is used in the Target’s or any of its Subsidiaries’ provision of products and services to customers or is otherwise used by or on behalf of the Target or any of its Subsidiaries in, or otherwise necessary for, the operation of their businesses.

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended.

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (whether in tangible, electronic or other form and including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto made, prepared, or filed with a Governmental Entity or required to be made, prepared, or filed with a Governmental Entity in respect of Taxes.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); and (iii) any liability for the payment of any amounts of the type described in the immediately preceding clauses (i) or (ii) as a result of any obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Terminating Party” has the meaning ascribed thereto in Section 4.12(c).

“Termination Amount” has the meaning ascribed thereto in Section 8.2(b).

“Termination Amount Event” has the meaning ascribed thereto in Section 8.2(b).

“Termination Notice” has the meaning ascribed thereto in Section 4.12(c).

“TLCA” means the Trust and Loan Companies Act (Canada).

“Transaction” means the By-Laws Amendment and the other transactions contemplated by and provided for in this Agreement, as a result of which, among other things, the Purchaser will become the holder of all the outstanding Common Shares, as set out in Section 2.1, including, unless the context requires otherwise, in accordance with any Acquisition Structure agreed upon by the Parties pursuant to Section 4.6.

“Transaction Resolution” means the special resolution approving the Transaction to be considered at the Target Meeting by Shareholders, substantially in the form set out in Schedule B.

“TSX” means the Toronto Stock Exchange.

“Unauthorized Code” means any virus, trojan horse, worm, spyware, ransomware, backdoor, or other Software routines or hardware components designed to: (a) permit unauthorized access, to disable, disrupt, erase or otherwise harm any Software, hardware, or data; or (b) disable any Software, hardware, or data, or otherwise deprive uses from lawfully accessing or using any Software, hardware, or data.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“Wilful Breach” means, with respect to any representation, warranty, agreement or covenant in this Agreement, a material breach of this Agreement that is a consequence of an act or omission by the Breaching Party with the actual knowledge and intent that the taking of such act or failure to act, as applicable, would, or would be reasonably expected to, cause a breach of this Agreement.

1.2       Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(a)     Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(b)     Currency. All references to dollars or to $ are references to Canadian dollars, unless specified otherwise.

(c)     Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)     Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”, and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it. The term “made available” means (i) copies of the subject materials were included in the Data Room or (ii) the subject material was listed in the Target Disclosure Letter or referred to in the Data Room and copies were provided to the Purchaser by the Target, if requested.

(e)     Capitalized Terms. All capitalized terms used in any Schedule, the Target Disclosure Letter or the Purchaser Disclosure Letter have the meanings ascribed to them in this Agreement.

(f)     Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Target, it is deemed to refer to the actual knowledge of each of the Chief Executive Officer, the Chief Financial Officer, the Group Head, Commercial, Personal and Wealth, the Group Head, Client Solutions and Specialty Business, the Chief Risk Officer, the Chief People & Culture Officer, the Senior Vice President, Chief Information Security Officer and IT Governance and the Senior Vice President, General Counsel and Corporate Secretary of the Target, in their respective capacity as officers of the Target and not in their personal capacity and without personal liability, after reasonable inquiry regarding the relevant matter. Where any representation or warranty is expressly qualified by reference to knowledge of the Purchaser, it is deemed to refer to the actual knowledge of each of the Chief Executive Officer, the Chief Financial Officer, the Executive Vice-President, Personal Banking and Client Experience, the Executive Vice-President, Risk Management, the Executive Vice-President, Commercial and Private Banking, the Executive Vice-President, Technology and Operations and the Senior Vice President, Legal Affairs and Corporate Secretary of the Purchaser, in their respective capacity as officers of the Purchaser and not in their personal capacity and without personal liability, after reasonable inquiry regarding the relevant matter.

(g)     Accounting Terms. Unless otherwise stated, subject to section 308(4) of the Bank Act, all accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Target or the Purchaser required to be made shall be made in a manner consistent with IFRS.

(h)     Statutes. Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(i)     Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(j)     Time References. References to time are to local time, Edmonton, Alberta.

(k)     Schedules. The schedules attached to this Agreement, the Target Disclosure Letter and the Purchaser Disclosure Letter form an integral part of this Agreement for all purposes of it.

(l)     Disclosure Letters. The Target Disclosure Letter itself and all information contained in it is confidential information and is subject to the terms and conditions of the Confidentiality Agreement. The Purchaser Disclosure Letter itself and all information contained in it is confidential information and is subject to the terms and conditions of the Confidentiality Agreement.

1.3       Outside Date

(a)     Either the Target or the Purchaser shall have the right to postpone the Outside Date (i) for an initial extension period of up to a maximum of 90 days (but by at least ten (10) days or an integral multiple thereof, as specified by the postponing Party), (ii) following the initial extension period in (i) for a second extension period of up to a maximum of 90 days (but by at least ten (10) days or an integral multiple thereof, as specified by the postponing Party) and (iii) following the second extension period in (ii) for a third extension period of up to a maximum of 90 days (but by at least ten (10) days or an integral multiple thereof, as specified by the postponing Party), in each case, only if one or more of the Key Regulatory Approvals have not been obtained and none of such remaining Key Regulatory Approvals has been denied by a non-appealable decision of a Governmental Entity.

(b)     A postponing Party shall give written notice of any such postponement of the Outside Date permitted in accordance with Section 1.3(a) to the other Party by no later than 5:00 p.m. on the date that is not less than five Business Days prior to the Outside Date (as such Outside Date may have been postponed pursuant to this Section 1.3), or such later date as may be agreed to in writing by the Parties; provided that, notwithstanding the foregoing, a Party shall not be permitted to unilaterally postpone the Outside Date (as such Outside Date may have been postponed pursuant to this Section 1.3) if the failure to obtain a Key Regulatory Approval is the result of such Party’s Wilful Breach of its obligations under this Agreement with respect to obtaining such Key Regulatory Approval.

Article 2
THE Transaction

2.1       Terms of Transaction

The Parties agree that the Transaction will be implemented in accordance with and subject to the terms and conditions of this Agreement pursuant to the By-Laws Amendment, which will amend the By-Laws to provide that:

(a)     at the Effective Time a class of Exchangeable Shares will be created;

(b)     upon the creation of the class of Exchangeable Shares, each Common Share (other than those owned beneficially by the Purchaser and its Subsidiaries that have not been allocated to a segregated or other investment fund established and maintained by any such subsidiary) will be changed into one Exchangeable Share;

(c)     immediately following the change of each Common Share into one Exchangeable Share, each Exchangeable Share will be transferred automatically to the Purchaser for:

(i)     in the case of Exchangeable Shares other than Exchangeable Shares held by Dissenting Shareholders, the Consideration per share; and

(ii)     in the case of Exchangeable Shares held by Dissenting Shareholders, the right to be paid Fair Value for their Common Shares;

following which the Purchaser will convert the Exchangeable Shares acquired by it into Common Shares on a one-for-one basis.

2.2       No Fractional Consideration

In no event shall any fractional Purchaser Shares be issued pursuant to the Transaction. All calculations of Purchaser in respect of Purchaser Shares to be received pursuant to this Transaction will be rounded up or down to four decimal places. In any case where the aggregate number of Purchaser Shares to be issued to a Shareholder pursuant to the Transaction would result in a fraction of a Purchaser Share being issuable, then the number of Purchaser Shares to be issued to such Shareholder shall be rounded down to the closest whole number and, in lieu of the issuance of a fractional Purchaser Share thereof, Purchaser will pay to each such holder a cash payment (rounded down to the nearest cent) determined by multiplying such fraction of a Purchaser Share by the volume-weighted average trading price of the Purchaser Shares on the TSX for the five trading days immediately preceding the Effective Date.

2.3       The Target Meeting

The Target shall:

(a)     in consultation with the Purchaser, fix and publish a record date for the purposes of determining Shareholders entitled to receive notice of and vote at the Target Meeting;

(b)     convene and conduct the Target Meeting in accordance with the Target’s Constating Documents and Law as soon as reasonably practicable after the date hereof and in any event no later than 85 days following the date hereof, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Target Meeting without the prior written consent of the Purchaser except: (i) as required or permitted under Section 4.12(c) or Section 5.4(e); (ii) as required for quorum purposes (in which case, the Target Meeting shall be adjourned and not cancelled); (iii) as required by Law or by a Governmental Entity; or (iv) except for adjournments for not more than 10 Business Days in the aggregate for the purposes of attempting to obtain the Required Shareholder Approval;

(c)     unless the Board has made a Change in Recommendation in accordance with this Agreement, solicit proxies in favour of the approval of the Transaction Resolution and against any resolution submitted by any Person that is inconsistent with the Transaction Resolution and the completion of the Transaction, including, if so requested in writing by the Purchaser, and at the expense of the Purchaser, using proxy solicitation services firms that are reasonably acceptable to the Purchaser to solicit proxies in favour of the approval of the Transaction Resolution and against any resolution submitted by any Shareholder that is inconsistent with the Transaction Resolution;

(d)     provide the Purchaser with copies of or access to information regarding the Target Meeting generated by any transfer agent or proxy solicitation services firm retained by the Target (if applicable), as requested in writing from time to time by the Purchaser promptly after such information or access is provided to the Target;

(e)     give notice to the Purchaser of the Target Meeting and allow the Purchaser’s representatives and legal counsel to attend the Target Meeting;

(f)     promptly advise the Purchaser, at such times as the Purchaser may reasonably request in writing and at least on a daily basis on each of the 10 Business Days prior to the date of the Target Meeting and promptly following receipt of proxy tallies over the last three (3) Business Days prior to the date of the Target Meeting, as to the aggregate tally of the proxies received by the Target in respect of the Transaction Resolution;

(g)     promptly advise the Purchaser of any material communication (written or oral) received by the Target from or claims brought by (or threatened to be brought by) any Person in opposition to the Transaction and/or any purported exercise or withdrawal of Dissent Rights by Shareholders and provide the Purchaser with an opportunity to review and comment upon any written communications sent by or on behalf of the Target to any such Person and to participate with the Target in any discussions or negotiations with or including any such Person;

(h)     not, without the prior written consent of the Purchaser, change the record date for the Shareholders entitled to vote at the Target Meeting in connection with any adjournment or postponement of the Target Meeting unless required by Law;

(i)     not make any payment or settlement offer, or agree to any settlement, before the Effective Time with respect to any notice of dissent or purported exercise of Dissent Rights or any other claim in opposition of the Transaction unless the Purchaser has given its prior written consent (which may be granted or withheld in the Purchaser’s sole and absolute discretion) to such payment, settlement offer or settlement as applicable;

(j)     not, without the prior written consent of the Purchaser, waive the deadline for the submission of proxies by the Shareholders for the Target Meeting;

(k)     not propose or submit for consideration at the Target Meeting any business other than the Transaction without the Purchaser’s prior written consent; and

(l)     at the reasonable written request of the Purchaser from time to time, provide the Purchaser with a list (in both written and electronic form) of (i) the registered Shareholders, together with their addresses and respective holdings of Common Shares, (ii) the registered U.S. holders of Common Shares together with their addresses and respective holdings of Common Shares, and, to the extent available to the Target, information reasonably verifying their status, as applicable, as Qualified Institutional Buyers as defined under Rule 144A under the U.S. Securities Act (“QIBs”) or institutional “accredited investors” as defined under Rule 501 of Regulation D under the U.S. Securities Act (“IAIs”), (iii) the names, addresses and holdings of all persons having rights issued by the Target to acquire Common Shares (including the holders of Options), and (iv) participants and book-based nominee registrants, such as CDS & Co., and non-objecting beneficial owners of Common Shares, together with, if available, their addresses and respective holdings of Common Shares. The Target shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Shareholders, and lists of securities positions and other assistance as the Purchaser may reasonably request in writing.

2.4       The Target Circular

(a)     Subject to the Purchaser’s compliance with Section 2.4(d), the Target shall, as promptly as reasonably practicable, prepare and complete, in consultation with the Purchaser and its legal counsel, the Target Circular together with any other documents required by Law in connection with the Target Meeting and the Transaction, and the Target shall, as soon as practicable, cause the Target Circular and such other documents to be filed with the applicable Securities Authorities and sent to each Shareholder and other Persons as required by Law, in each case as to permit the Target Meeting to be held by the date specified in Section 2.3(b).

(b)     The Target shall ensure that the Target Circular complies in all material respects with Law, does not contain any Misrepresentation (provided that the Target shall not be responsible for the accuracy of any information furnished by the Purchaser or a Representative thereof expressly for purposes of inclusion in the Target Circular pursuant to Section 2.4(d)) and provides the Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Target Meeting. Without limiting the generality of the foregoing, the Target Circular must include: (i) a copy of the Fairness Opinion; (ii) a statement that the Special Committee has, after receiving legal and financial advice, unanimously recommended that the Board approve this Agreement and that the Shareholders vote in favour of the Transaction Resolution; (iii) a statement that the Board has, after receiving legal and financial advice and the recommendation of the Special Committee, unanimously determined that the Transaction is in the best interests of the Target and is fair to Shareholders and unanimously recommends that Shareholders vote in favour of the Transaction Resolution (the “Board Recommendation”); and (iv) a statement that each Supporting Shareholder entered into a support and voting agreement pursuant to which, and subject to its terms, such Shareholder has committed to vote in favour of the Transaction Resolution.

(c)     The Target shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Target Circular and other related documents and shall give reasonable consideration to any comments made by them, and agrees that all information relating solely to the Purchaser included in the Target Circular must be in a form and content satisfactory to the Purchaser, acting reasonably.

(d)     The Purchaser shall provide the Target, on a timely basis, with all necessary information regarding the Purchaser and the affiliates of the Purchaser, as required by Laws for inclusion in the Target Circular or in any amendments or supplements to such Target Circular. The Purchaser shall ensure that such information (including with respect to any information incorporated by reference) does not contain any Misrepresentation concerning the Purchaser or its affiliates, and the Purchaser will indemnify the Target and its Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which they may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)     any Misrepresentation or alleged Misrepresentation contained in any information relating to the Purchaser, the affiliates of the Purchaser or the Acquisition Structure included in the Target Circular that was provided by the Purchaser or a Representative thereof expressly for inclusion in the Target Circular pursuant to this Section 2.4(d) or Section 4.6(b), as applicable; and

(ii)     any order made, or any inquiry, investigation or proceeding by any Securities Authority or other Governmental Entity, to the extent based on any Misrepresentation or any alleged Misrepresentation in the Target Circular that was provided by the Purchaser or a Representative thereof expressly for inclusion in the Target Circular pursuant to this Section 2.4(d) or Section 4.6(b), as applicable.

(e)     Each Party shall also use its commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial or other expert information required to be included in the Target Circular or in any other disclosure documents required by Law and to the identification in the Target Circular or such disclosure documents of each such advisor.

(f)     Each Party shall promptly notify the other Party if, at any time before the Effective Time, it becomes aware that the Target Circular or other related documents contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Target shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Shareholders and, if required by Law, file the same with the Securities Authorities, or any other Governmental Entity.

2.5       U.S. Securities Registration

(a)     The Purchaser will use commercially reasonable efforts to file on the date of mailing of the Target Circular, and to cause to become and remain effective, a registration statement with the SEC on Form F-8 or Form F-80, as applicable, under the U.S. Securities Act regarding the offering and issuance of Purchaser Shares to U.S. holders of Common Shares in connection with the Transaction. The Target will provide reasonable cooperation as requested by the Purchaser to enable such filing and effectiveness, including, without limitation, confirming, to the extent available to the Target, the number and percentage of Common Shares held by U.S. holders and their QIB and/or IAI status, as applicable, as contemplated by Section 2.3(l). Prior to filing with the SEC any such registration statement, related Form F-X or amendments or exhibits thereto, the Purchaser shall give the Target and its legal counsel a reasonable opportunity to review and comment on such drafts and shall give reasonable consideration to any comments made by them, and agrees that all information relating solely to the Target included in such documents must be in a form and content satisfactory to the Target, acting reasonably.

(b)     With respect to compliance with state securities laws (sometimes called “blue sky laws”) of the United States of America, it is the Purchaser’s intention to comply with such state securities laws. In connection with compliance with any applicable state securities law, the Purchaser will consult with the Target and shall give reasonable consideration to any comments made by the Target and its counsel.

(c)     The Purchaser and the Target and their respective U.S. counsel shall generally cooperate in a reasonable manner as far as sharing information and taking action in order to comply with the requirements under Form F-8 or Form F-80, as applicable (including regarding information to be filed), and in order to comply with any applicable requirements under U.S. federal securities laws regarding press releases and offering communications. The Purchaser and the Target shall similarly cooperate with respect to compliance with any applicable state securities laws.

2.6       By-Laws Amendment and Effective Date

The By-Laws Amendment shall implement the Transaction. The Target shall adopt the By-Laws Amendment effective at the Effective Time on the fifth Business Day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, are to be satisfied on the Effective Date, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties; provided that if on the date the Target would otherwise be required to file the By-Laws Amendment pursuant to this Section 2.6, a Party has delivered a Termination Notice in accordance with the term of this Agreement, the Target shall not file the By-Laws Amendment until the Breaching Party has cured the breaches of representations, warranties, covenants or other matters specified in the Termination Notice.

2.7       Payment of Consideration

The Purchaser shall, following the satisfaction of the conditions to completion set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver of those conditions as of the Effective Date by the applicable Party or Parties for whose benefit such conditions exist), and in any event prior to the adoption by the Target of the By-Laws Amendments in accordance with Section 2.6, irrevocably deposit in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Target and the Purchaser, each acting reasonably) sufficient Purchaser Shares, and sufficient funds to satisfy any aggregate cash payment in lieu of fractional Purchaser Shares pursuant to Section 2.2, to satisfy the aggregate Consideration payable to the Shareholders pursuant to the Transaction and this Agreement (other than payments to Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection).

2.8       Adjustment to Exchange Ratio

(a)     If, on or after the date of this Agreement, either Party, subject to Article 4:

(i)     splits, consolidates or reclassifies any of its issued and outstanding common shares;

(ii)     undertakes any other capital reorganization; or

(iii)     declares, sets aside or pays any dividend or distribution to its shareholders of record as of a time prior to the Effective Time (other than a Target Permitted Dividend or a Purchaser Permitted Dividend), including any stock dividend or rights offering, then the Exchange Ratio shall be appropriately adjusted to provide to the Purchaser, the Target and their respective shareholders the same economic effect as contemplated by this Agreement and the Transaction prior to such action.

2.9       Withholding Taxes

The Purchaser, the Target and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or deliverable to any Person (including, for greater certainty, Shareholders or any holders of Options, RSUs, PSUs or DSUs or, subject to Article 8, if a Termination Amount Event or Reverse Termination Amount Event occurs, payable to the Purchaser or the Target, as applicable) under the Transaction or this Agreement such amounts as the Purchaser, the Target or the Depositary, as applicable, are required to deduct and withhold, or reasonably believe to be required to deduct and withhold, from such amount otherwise payable or deliverable under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or deliverable pursuant to the Transaction or this Agreement and shall be treated for all purposes under the Transaction or this Agreement as having been paid to the Person in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity. Each of the Purchaser, the Target and the Depositary is hereby authorized to sell or otherwise dispose of such portion of Purchaser Shares as is necessary to provide sufficient funds to the Target, the Purchaser or the Depositary, as applicable, to enable it to implement such deduction or withholding, and the Target, the Purchaser or the Depositary will remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to the holder.

2.10     Equity Incentive Plan Matters

(a)     Prior to the Effective Time and notwithstanding the terms of the Share Incentive Plan, the RSU Plan, or the PSU Plan, the Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions the Board deems necessary and appropriate in order to give effect to the transactions set out in each of Sections 2.10(b), 2.10(c) and 2.10(d).

(b)     Immediately after the transfer provided for in Section 2.1(c):

(i)     each Option (whether vested or unvested) held by an Option holder that is outstanding and unexercised immediately prior to the Effective Time shall be exchanged for an option (a “Replacement Option”) to purchase, on substantially similar terms and conditions as were applicable under such Option immediately prior to the Effective Time, such number of Purchaser Shares (with the aggregate number of Purchaser Shares subject to Replacement Options that are held by each Option holder being rounded down to the nearest whole number) equal to (A) the number of Common Shares subject to such Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, which Replacement Option shall have an exercise price per Purchaser Share equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the exercise price per Common Share subject to such Option immediately prior to the Effective Time, by (2) the Exchange Ratio, such that the aggregate number of Replacement Options received by an Option holder shall have the same aggregate in-the-money value immediately following the exchange as the exchanged Options held by such Option holder immediately prior to the Effective Time. It is understood and agreed that each Replacement Option shall retain the original vesting schedule, term to expiry, termination of employment and change of control provisions of the Option under the applicable Share Incentive Plan and grant agreement. It is intended that the provisions of subsection 7(1.4) of the Tax Act (and any corresponding provision of provincial tax legislation) shall apply to such exchange of Options for Replacement Options. Therefore, in the event that the in-the-money amount of the Replacement Options exceeds the in-the-money amount of the Option holder’s Options exchanged, the number of Purchaser Shares which may be acquired on exercise of the Replacement Options or the exercise price per Purchaser Share will be adjusted accordingly with effect at and from the Effective Time to ensure that the in-the-money amount of the Replacement Options does not exceed the in-the-money amount of the Option holder’s Options exchanged, in order that this exchange be made pursuant to (and qualify under) subsection 7(1.4) of the Tax Act (and any corresponding provision of provincial tax legislation);

(ii)     each RSU outstanding immediately prior to the Effective Time will remain outstanding on its existing terms, including as to vesting, termination of employment and change of control, provided that, the terms of such RSUs shall be amended in accordance with the amendment provisions of the RSU Plan so as to substitute for the Common Shares subject to such RSUs such number of Purchaser Shares equal to (A) the number of Common Shares subject to the RSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio; and

(iii)     each PSU outstanding immediately prior to the Effective Time will remain outstanding on its existing terms, including as to vesting, termination of employment and change of control, provided that, the terms of such PSUs shall be amended in accordance with the amendment provisions of the PSU Plan so as to (A) remove all performance conditions applicable to such PSUs and (B) substitute for the Common Shares subject to such PSUs such number of Purchaser Shares equal to (1) the number of Common Shares subject to the PSUs immediately prior to the Effective Time, multiplied by (2) the Performance Factor, multiplied by (3) the Exchange Ratio.

(c)     The Board shall cancel each outstanding DSU immediately prior to the Effective Time and each DSU holder shall, in exchange for each such cancelled DSU, receive an amount in cash (without interest and less any applicable Taxes required to be withheld with respect to such payment) equal to the volume-weighted average trading price of the Common Shares on the TSX for the Effective Date and the four trading days immediately preceding the Effective Date.

(d)     The Target shall also take all steps (including obtaining any necessary determinations and/or resolutions of the Board or a committee thereof and, if appropriate, amending the terms of the ESPP) that may be necessary or required under the ESPP to ensure that, subject to the Transaction becoming effective, the ESPP terminates in its entirety at or immediately prior to the Effective Time.

Article 3
REPRESENTATIONS AND WARRANTIES

3.1       Representations and Warranties of the Target

(a)     Except as set forth in (i) the correspondingly numbered section of the Target Disclosure Letter (it being expressly understood and agreed that the disclosure of any fact or item in any section of the Target Disclosure Letter shall also be deemed to be an exception to (or, as applicable, disclosure for the purposes of) any other representations and warranties of the Target contained in this Agreement to the extent that its relevance to such other representation or warranty is reasonably apparent), or (ii) the Target Filings (excluding any cautionary language and any disclosures set forth in any “risk factor” section or market risk section and in any section relating to forward looking statements, it being understood that any matter disclosed in the Target Filings will not be deemed disclosed for the purposes of the representations in Paragraphs 1, 2, 3, 4, 5, 6, 7 , 8 and 36 of Schedule C), the Target represents and warrants to the Purchaser as set forth in Schedule C and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(b)     Except for the representations and warranties set forth in this Agreement or in any certificate delivered pursuant to the terms hereof, neither the Target nor any other Person has made or makes, and the Purchaser has not relied upon, any other express or implied representation and warranty, either written or oral, on behalf of the Target.

3.2       Representations and Warranties of the Purchaser

(a)     Except as set forth in (i) the correspondingly numbered section of the Purchaser Disclosure Letter (it being expressly understood and agreed that the disclosure of any fact or item in any section of the Purchaser Disclosure Letter shall also be deemed to be an exception to (or, as applicable, disclosure for the purposes of) any other representations and warranties of the Purchaser contained in this Agreement to the extent that its relevance to such other representation or warranty is reasonably apparent), or (ii) the Purchaser Filings (excluding any cautionary language and any disclosures set forth in any “risk factor” section or market risk section and in any section relating to forward looking statements, it being understood that any matter disclosed in the Purchaser Filings will not be deemed disclosed for the purposes of the representations in Paragraphs 1, 2, 3, 18 and 20 of Schedule D), the Purchaser represents and warrants to the Target as set forth in Schedule D and acknowledges and agrees that the Target is relying upon such representations and warranties in connection with the entering into of this Agreement.

(b)     Except for the representations and warranties set forth in this Agreement or in any certificate delivered pursuant to the terms hereof, the Purchaser nor any other Person has made or makes, and the Target has not relied upon, any other express or implied representation and warranty, either written or oral, on behalf of the Purchaser.

3.3       Survival of Representations and Warranties

The representations and warranties of the Parties contained in this Agreement will not survive the completion of the Transaction and will expire and be terminated on the earlier of (i) the Effective Time, and (ii) the date on which this Agreement is terminated in accordance with its terms. This Section 3.3 will not limit any covenant or agreement of any of the Parties, which, by its terms, contemplates performance after the Effective Time or the date on which this Agreement is terminated, as the case may be.

Article 4
COVENANTS

4.1       Conduct of Business of the Target

(a)     The Target covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Purchaser, such consent not to be unreasonably withheld, delayed or conditioned, (ii) as required or permitted by this Agreement (including in connection with any Pre-Acquisition Reorganization or Acquisition Structure), (iii) as required by Law, a Governmental Entity or any Material Contract, (iv) any good faith response to any (A) Contagion Event or (B) extraordinary event that was not reasonably foreseeable as of the date of this Agreement and that is outside the control of the Target (but so long as the Target notifies the Purchaser reasonably promptly of such actions and considers in good faith any reasonable requests of the Purchaser with respect thereto), or (v) as disclosed in Section 4.1 of the Target Disclosure Letter, the Target shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its business in the Ordinary Course and in accordance, in all material respects, with Law, and the Target shall use commercially reasonable efforts to maintain and preserve the business organization, assets, properties, goodwill and business relationships of the Target and the Subsidiaries that they each currently maintain with customers, suppliers, partners and other Persons with which the Target or any of its Subsidiaries has material business relations, and to continue to execute against the Target’s program synergy project plan. Notwithstanding the foregoing provisions of this Section 4.1(a), the Target shall not be deemed to have failed to satisfy its obligations under this Section 4.1(a) to the extent such failure resulted from the Target’s failure to take any action prohibited by Section 4.1(b) and to which the Purchaser has not consented in writing within two (2) Business Days following receipt by the Purchaser of a request for such consent from the Target.

(b)     The Target covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (1) with the prior written consent of the Purchaser, such consent not to be unreasonably withheld, delayed or conditioned; (2) as required or permitted by this Agreement (including in connection with any Pre-Acquisition Reorganization or Acquisition Structure); (3) as required by Law, Governmental Entity or any Material Contract; (4) any good faith response to any (A) Contagion Event or (B) extraordinary event that was not reasonably foreseeable as of the date of this Agreement and that is outside the control of the Target (but so long as the Target notifies the Purchaser reasonably promptly of such actions and considers in good faith any reasonable requests of the Purchaser with respect thereto); or (5) as disclosed in Section 4.1 of the Target Disclosure Letter, the Target shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i)     amend its Constating Documents;

(ii)     adjust, split, combine, reclassify or amend any of the shares of the Target or any of its Subsidiaries or amend or modify any term of any outstanding debt security;

(iii)     redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any securities of the Target or its Subsidiaries, except for:

(A)     the acquisition of shares of share capital of any Subsidiary by the Target or a wholly-owned Subsidiary of the Target;

(B)     pursuant to the cashless exercise of Options or the forfeiture of shares to satisfy withholding of Taxes with respect to Options in accordance with the terms thereof;

(C)     the acquisition of Common Shares by the trustees of the ESPP for participants of the ESPP; or

(D)     the redemption of DSUs, RSUs and PSUs in accordance with the terms thereof.

(iv)      other than (x) in connection with an Employee Plan or (y) to maintain capital levels and capital ratios as required by Law or a Governmental Entity, issue, grant, deliver, sell, pledge or otherwise encumber (other than Permitted Liens), or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of (other than Permitted Liens), or otherwise modify the terms of, any shares or limited recourse capital notes of the Target or any of its Subsidiaries or any options, warrants or similar rights or other securities exercisable or exchangeable for or convertible into (including in the case of any contingent conversion event) any such shares, except for:

(A)     the issuance of Common Shares issuable upon the exercise of Options in accordance with the terms thereof;

(B)     the issuance, sale or transfer of any shares of a Subsidiary of the Target to the Target or a wholly-owned Subsidiary of the Target; and

(C)     the issuance of Common Shares pursuant to the DRIP or ESPP;

(v)     declare, set aside or pay any dividend or other distribution on the Common Shares or the First Preferred Shares (whether in shares, property or any combination thereof), except for (A) Target Permitted Dividends, or (B) other cash dividends for which the Exchange Ratio is adjusted pursuant to Section 2.8;

(vi)     (i) except for transactions in the Ordinary Course, terminate, materially amend, or waive any material provision of, any Material Contract, or renew any Material Contract (other than renewals in the Ordinary Course for an additional term not exceeding 18 months and otherwise without material adverse changes of terms with respect to the Target or its Subsidiaries), (ii) renew any Contract listed in Paragraph 4.1(b)(vi) of the Target Disclosure Letter for an additional term of more than 18 months, or (iii) other than in connection with the Retention Bonus Program, enter into (or thereafter terminate, materially amend, or waive any material provision of) any Contract that would constitute a Material Contract if it were in effect on the date of this Agreement;

(vii)      enter into any transaction or series of related transactions involving the acquisition by it (including by merger, consolidation, or acquisition of stock or assets) of any interest in any Person or division thereof or any property, assets, securities, or rights, other than (A) acquisitions of securities or other investment assets under the investment portfolio of the Target or any of its Subsidiaries consistent with its respective investment policy in effect as of the date of this Agreement or thereafter revised with the Purchaser’s prior written consent, (B) as may be deemed necessary or advisable by it in the exercise of its rights in connection with an Extension of Credit in the Ordinary Course, or (C) for brokerage activities in the Ordinary Course;

(viii)       enter into any transaction or series of related transactions involving the disposition, leasing or transfer by it (including by merger, consolidation, or acquisition of stock or assets) of any interest in any Person or division thereof or any property, assets, securities, or rights, other than (A) sales of investment securities, Extensions of Credit, or sales of other assets, in each case in the Ordinary Course, or otherwise if such assets would not exceed $2,000,000 individually or $10,000,000 in the aggregate, (B) transactions involving the sale or securitization of Extensions of Credit, or (C) to the Target or any of its Subsidiaries;

(ix)       make or agree to make, undertake or authorize any capital expenditures that are, in the aggregate, in excess of $20,000,000, other than capital expenditures approved in the annual budget of the Target or necessary for regulatory or safety and soundness purposes;

(x)     create or agree to create, allow, suffer to exist, or amend any Liens (other than Permitted Liens) over any real estate assets or other material assets of the Target or any of its Subsidiaries;

(xi)      make any change to its accounting methods, principles, policies or practices or adopt new accounting methods, principles, policies or practices (except as required by Law or any Governmental Entity or concurrent changes in IFRS);

(xii)      make, change or revoke any material Tax election, change an annual accounting period, adopt or change any material Tax accounting method, file any amended material Tax Return, settle or compromise any material Tax claim or assessment, enter into any material agreement with a Governmental Entity in respect of Tax, waive or agree to extend the statute of limitations for the assessment of any material Tax, or surrender any right to claim a refund of material Taxes, except as may be required by Law; provided that any action otherwise prohibited by this Section 4.1(b)(xii) shall not be prohibited if such action would not reasonably be expected to increase the liability for material Taxes, or reduce any material Tax attributes, of the Target or any of its Subsidiaries, or take any action or enter into any transaction that would, to the knowledge of the Target (which, notwithstanding Section 1.2(f), shall not be interpreted to require any inquiry by the Target or its directors or officers), have the effect of materially reducing or eliminating the amount of the tax cost “bump” pursuant to paragraph 88(1)(c) and (d) of the Tax Act otherwise available to Purchaser and/or its affiliates in respect of the securities and other non-depreciable capital property owned or to be owned directly or indirectly by the Target or its Subsidiaries;

(xiii)       institute, waive, release, assign, settle or compromise any legal proceedings or threatened legal proceedings in relation to claims (except for debt collection proceedings and any other claims brought by individual customers in the Ordinary Course) involving: (i) the payment by the Target or a subsidiary thereof of monetary damages exceeding $10,000,000 in the aggregate, unless such amount is fully covered by an insurance policy of the Target or a Subsidiary thereof, or (ii) equitable relief that would be applicable to the Target or any of its Subsidiaries, that would continue to apply after Closing;

(xiv)       settle any regulatory fines, penalties or equivalent imposed on the Target or any of its Subsidiaries which exceeds $10,000,000 in the aggregate;

(xv)       adopt a plan of or commence a complete or partial liquidation, bankruptcy, consolidation, dissolution or any other type of corporate restructuring of the Target or any of its Subsidiaries;

(xvi)       do or fail to do anything that would be reasonably likely to result in the termination, revocation, suspension, modification or non-renewal of any material Authorization held by the Target or any of its Subsidiaries which is responsible for the authorization, regulation, licensing and/or supervision of the Target or any of its Subsidiaries;

(xvii)      increase, create, incur, assume or otherwise become liable for, in one transaction or in a series of related transactions, any indebtedness or liability for borrowed money (or guarantee any indebtedness for borrowed money), or issue any debt securities, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than non-convertible indebtedness incurred in the Ordinary Course (it being understood and agreed that “in the Ordinary Course” for purposes of this Section 4.1(b)(xvii) shall include without limitation the creation of deposit liabilities (consumer, commercial or institutional), issuances of letters of credit, trade payables, issuances of commercial papers, entry into of repurchase agreements or reverse repo agreements, launches of new securitizations, and any other liquidity-related actions that are intended to manage liquidity in a safe and sound manner and to comply with internal liquidity metrics, in each case, on terms and in amounts consistent with past practice);

(xviii)     other than as required by the terms of any Employee Plan, applicable Law or in connection with the Retention Bonus Program, (A) other than in the Ordinary Course, grant any increase in the amount of wages, salaries, bonuses or other cash remuneration of any Target Employee, except Ordinary Course increases in compensation of Target Employees, taken as a whole, that do not exceed 4% in the aggregate relative to such compensation levels as of May 31, 2024; or (B) grant or increase any severance, change of control, termination or similar compensation, benefit, bonus or profit-sharing distribution payable to any Target Employee, in each case, other than in connection with new hires and promotions in the Ordinary Course;

(xix)      (A) hire any Target Employee that is entitled to an annual base salary in excess of $200,000, except where such individual is hired to fill a vacancy in the Ordinary Course or there is a justifiable business reason related to such hiring (including in respect of the Target’s strategy, risk, compliance or revenue generation functions), (B) terminate any Target Employee (other than for cause) with an annual base salary in excess of $250,000, or (C) materially reduce the Target’s or any of its Subsidiaries’ workforce;

(xx)       other than the Retention Bonus Program, adopt any new Employee Plan or terminate or materially amend or modify any existing Employee Plan;

(xxi)       enter into, establish or adopt any Collective Agreement or similar Contract with any union or other labour organization or voluntarily grant recognition to any labour union or similar labour organization for purposes of collective bargaining;

(xxii)      enter into any material new line of business, submit any application for authorization or licensing to any Governmental Entity or change in any material respect its lending, underwriting, risk and asset liability management and other banking, operating, and servicing policies or discontinue any existing line of business or enter into any agreement or arrangement that would limit or restrict in any material respect the Target and any of its Subsidiaries from competing or carrying on any business in any material manner or make a material change in its assumption of the duration of its non-maturity deposits or make a material change in duration of equity (it being understood that managing duration of equity to within the business level risk appetite limits of one to four years does not constitute a material change);

(xxiii)     except as contemplated herein, amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy of the Target or any Subsidiary in effect on the date of this Agreement (other than in the case of renewals of insurance policies in the Ordinary Course) unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(xxiv)     except in the Ordinary Course, (x) amend, modify or change any material investment practices of the Target or any of its Subsidiaries, or (y) make any change in any material respect to the investment portfolio the Target or any of its Subsidiaries in terms of duration, credit, quality or type of interests, or in respect of its HQLA investment portfolio except as required by Law and ordinary course changes to policies or practices in response to changes in the market for similar items;

(xxv)      make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of the Target or any of its Subsidiaries; or

(xxvi)    commence, or permit a BHC Act Affiliate to commence, any new activity in the United States including, without limitation, (i) forming or acquiring an interest in a BHC Act Affiliate formed in the United States or (ii) opening an office in the United States; for greater certainty, this Section 4.1(b)(xxvi) does not prohibit the Target from carrying on the business of making loans from non-U.S. entities to U.S. borrowers in the Ordinary Course; or

(xxvii)   enter into any agreement, arrangement or understanding to do any of the foregoing.

(c)     Nothing contained in this Agreement will give the Purchaser, directly or indirectly, the right to direct or control the Target’s business and operations prior to the Effective Date. Prior to the Effective Date, the Target will exercise, consistent with the terms of this Agreement, complete control and supervision over its business and operations to the extent permitted by Law. Nothing in this Agreement, including any of the restrictions set forth herein, will be interpreted in such a way as to place any Party in violation of Law.

4.2     Conduct of the Business of the Purchaser

(a)     The Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (1) with the prior written consent of the Target, such consent not to be unreasonably withheld, delayed or conditioned; (2) as required or permitted by this Agreement; or (3) as required by Law, the Purchaser shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i)     amend its Constating Documents in any manner that would have a material and adverse impact on the value of the Purchaser Shares or that would impair Purchaser’s ability to perform its obligations under this Agreement or consummate the Transaction on a timely basis;

(ii)     split, combine or reclassify any of its shares, including the Purchaser Shares;

(iii)     declare, set aside or pay any dividend or other distribution on the Purchaser Shares (whether in shares, property or any combination thereof), except for (A) Purchaser Permitted Dividends, or (B) other cash dividends for which the Exchange Ratio is adjusted pursuant to Section 2.8; or

(iv)     enter into any agreement, arrangement or understanding to do any of the foregoing.

4.3       Covenants of the Target Relating to the Transaction

(a)     Subject to Section 4.7, which shall govern in relation to the Regulatory Approvals, the Target shall perform, and shall cause its Subsidiaries to perform, all obligations required or desirable to be performed by the Target or any of its Subsidiaries under this Agreement, co-operate with the Purchaser in connection therewith, and take, or cause to be taken all actions and to do all such other acts and things as may be necessary or desirable in order to, subject to the terms and conditions set out in this Agreement, consummate and make effective, as soon as reasonably practicable, the Transaction and, without limiting the generality of the foregoing, the Target shall and, where appropriate, shall cause each of its Subsidiaries to:

(i)     use all commercially reasonable efforts to satisfy all conditions precedent in this Agreement and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Transaction;

(ii)     use all commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary to be obtained under the Material Contracts or the Leases in connection with the Transaction or (ii) required in order to maintain the Material Contracts or the Leases in full force and effect following completion of the Transaction, in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incurring any liability or obligation without the prior written consent of the Purchaser (it being expressly agreed by the Purchaser that the receipt of any such consents, waivers, permits, exemptions, Authorizations, approvals, agreements, amendments or confirmations is not a condition to the consummation of the Transaction);

(iii)     use all commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Target and its Subsidiaries relating to the Transaction;

(iv)     use all commercially reasonable efforts to, upon reasonable consultation with the Purchaser, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Transaction, this Agreement, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reserved, so as to enable Closing to occur as soon as reasonably practicable

(provided, that neither the Target nor any of its Subsidiaries shall consent to the entry of any judgment or settlement with respect to any such proceedings without the prior written approval of the Purchaser, not to be unreasonably withheld, delayed or conditioned);

(v)     not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Transaction; and

(vi)     use its reasonable best efforts to cause to be delivered to the Purchaser on the Effective Date resignations and mutual releases (in a form satisfactory to the Purchaser, acting reasonably), effective upon the Effective Time having occurred, of the directors of the Target and of the Target’s Subsidiaries designated in writing by the Purchaser prior to the Effective Date, and causing them to be replaced by Persons nominated by the Purchaser effective as of the Effective Time.

(b)     The Target shall promptly notify the Purchaser in writing of:

(i)     any Target Material Adverse Effect or any change, event, development, occurrence, effect, circumstance, or state of facts which would reasonably be expected to have a Target Material Adverse Effect;

(ii)     unless prohibited by Law, any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement;

(iii)     any notice from a Governmental Entity in connection with this Agreement (and, subject to Law, contemporaneously provide a copy of any such written notice or communication to the Purchaser);

(iv)     any shareholder litigation against the Target or, to the knowledge of the Target, any of its directors or officers relating to this Agreement or the Transaction and that would reasonably be expected to impair, impede, materially delay or prevent the Target from performing its obligations under this Agreement, and thereafter keep the Purchaser reasonably informed of the status of such shareholder litigation;

(v)     any material filings, actions, suits, claims, litigations, investigations, audits or proceedings commenced or, to the knowledge of the Target, threatened against, relating to or involving the Target or any of its Subsidiaries or that relate to this Agreement or the Transaction and that, in each case, would reasonably be expected to impair, impede, materially delay or prevent the Target from performing its obligations under this Agreement;

(vi)     any events, discussions, notices or changes with respect to any Tax or regulatory audit or investigation or any other investigation by a Governmental Entity or proceeding involving the Target or any of its Subsidiaries that, in each case, if determined adversely to the Target or its Subsidiaries would reasonably be expected to be material to the Target and its Subsidiaries on a consolidated basis; or

(vii)     any meeting or communication between the Target and OSFI not related to the transactions contemplated by this Agreement, and disclose to the Purchaser the information discussed with OSFI during such communication (to the extent permitted by OSFI or applicable Law), in each case, where such meeting or communication would reasonably be expected to be material to the Target and its Subsidiaries on a consolidated basis.

4.4       Covenants of the Purchaser Relating to the Transaction

(a)     Subject to Section 4.7, which shall govern in relation to the Regulatory Approvals, the Purchaser shall perform all obligations required or desirable to be performed by the Purchaser under this Agreement, co-operate with the Target in connection therewith, and take, or cause to be taken all actions and to do all such other acts and things as may be necessary or desirable in order to, subject to the terms and conditions set out in this Agreement, consummate and make effective, as soon as reasonably practicable, the Transaction and, without limiting the generality of the foregoing, the Purchaser shall, and, where appropriate, shall cause each of its Subsidiaries to:

(i)     use all commercially reasonable efforts to satisfy all conditions precedent in this Agreement and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Transaction;

(ii)     co-operate with the Target in connection with, and use its commercially reasonable efforts to assist the Target in providing, obtaining and maintaining all third party or other notices, consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations required under Section 4.3(a)(ii);

(iii)     use all commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it and its Subsidiaries relating to the Transaction;

(iv)     use all commercially reasonable efforts to, upon reasonable consultation with the Target, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Transaction or this Agreement, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reserved, so as to enable Closing to occur as soon as reasonably practicable (provided, that neither the Purchaser nor any of its Subsidiaries shall consent to the entry of any judgment or settlement with respect to any such proceedings without the prior written approval of the Target, not to be unreasonably withheld, delayed or conditioned);

(v)     not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Transaction;

(vi)     vote or to cause to be voted the Common Shares owned, directly or indirectly, as of the date hereof or acquired after the date hereof (x) in favour of the Transaction Resolution; and (y) against approval of any action or proposal which could reasonably be expected to impede, delay or prevent the completion of the Transaction; and

(vii)     not exercise any Dissent Rights.

(b)     The Purchaser shall promptly notify the Target in writing of:

(i)     any Purchaser Material Adverse Effect or any change, event, occurrence, development, occurrence, effect, circumstance or state of facts which would reasonably be expected to have a Purchaser Material Adverse Effect;

(ii)     unless prohibited by Law, any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement;

(iii)     any notice from a Governmental Entity in connection with this Agreement (and, subject to Law, contemporaneously provide a copy of any such written notice or communication to the Target);

(iv)     any shareholder litigation against the Purchaser or, to the knowledge of the Purchaser, any of its directors or officers relating to this Agreement or the Transaction and that would reasonably be expected to impair, impede, materially delay or prevent the Purchaser from performing its obligations under this Agreement, and thereafter keep the Target reasonably informed of the status of such shareholder litigation;

(v)     any material filings, actions, suits, claims, litigations, investigations, audits or proceedings commenced or, to the knowledge of the Purchaser, threatened against, relating to or involving the Purchaser or any of its Subsidiaries that relates to this Agreement or the Transaction, or would reasonably be expected to impair, impede, materially delay or prevent the Purchaser from performing its obligations under this Agreement;

(vi)     any events, discussions, notices or changes with respect to any Tax or regulatory audit or investigation or any other investigation by a Governmental Entity or proceeding involving the Purchaser or any of its Subsidiaries that, in each case, if determined adversely to the Purchaser or its Subsidiaries would reasonably be expected to be material to the Purchaser and its Subsidiaries on a consolidated basis; or

(vii)     any meeting or communication between the Purchaser and OSFI not related to the transactions contemplated by this Agreement, and disclose to the Target the information discussed with OSFI during such communication (to the extent permitted by OSFI or applicable Law), in each case, where such meeting or communication would reasonably be expected to be material to the Purchaser and its Subsidiaries on a consolidated basis.

4.5       Cooperation Regarding Reorganization

(a)     Subject to Section 4.5(b), the Target agrees that, upon request of the Purchaser, the Target shall use commercially reasonable efforts to effect one or more pre-closing reorganizations as described and subject to the conditions set forth in Schedule 4.5(a) of the Purchaser Disclosure Letter (the “Pre-Acquisition Reorganization”).

(b)     The Pre-Acquisition Reorganization shall not impair the ability of the Target or the Purchaser to consummate (including giving rise to litigation by third parties), and shall not delay the consummation of, the Transaction. If the Purchaser wishes the Target to implement the Pre-Acquisition Reorganization, the Purchaser must provide written notice to the Target at least 10 Business Days prior to the Effective Date (unless providing such notice less than 10 Business Days prior to the Effective Date is not prejudicial to the Target, acting reasonably). Upon receipt of such notice, the Target and the Purchaser shall work cooperatively and use their commercially reasonable efforts, to prepare all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. The completion of a Pre-Acquisition Reorganization, if any, shall not be a condition to the completion of the Transaction.

(c)     If the Transaction is not completed, the Purchaser shall (i) forthwith reimburse the Target for all reasonable out-of-pocket costs and expenses incurred by it or any of its Subsidiaries in considering or effecting the Pre-Acquisition Reorganization (including any professional fees and expenses), including any transactions or other actions necessary to reverse or unwind the Pre-Acquisition Reorganization; and (ii) indemnify the Target for all direct and indirect liabilities, losses, Taxes, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of the Pre-Acquisition Reorganization (other than those costs and expenses reimbursed in accordance with the foregoing clause (i)). The provisions of this Section 4.5(c) shall survive any termination of this Agreement.

(d)     The Purchaser agrees that the performance or non-performance of this Section 4.5 by the Target and any of its Subsidiaries may not be relied upon by the Purchaser to assert, directly or indirectly, that a condition precedent set forth in Sections 6.1 or 6.2 has not been satisfied or as a basis to terminate this Agreement.

4.6       Cooperation Regarding Acquisition Structure

(a)     Subject to Section 4.6(c), the Target agrees to use commercially reasonable efforts to cooperate with the Purchaser and its advisers to implement an alternative transaction structure that would permit holders of Exchangeable Shares who are not resident in Canada for purposes of the Tax Act to elect to transfer their Exchangeable Shares and receive the Consideration from a wholly-owned affiliate of the Purchaser (the “Acquisition Structure”); provided that any such Acquisition Structure: (A) does not impede, delay or prevent the Target Meeting from being held within the time period required pursuant to Section 2.3(b); (B) does not impair the ability of the Target or the Purchaser to consummate (including giving rise to litigation by third parties), and does not delay the consummation of, the Transaction; (C) does not impact the value and the form of Consideration to be paid to Shareholders; (D) is not prejudicial to the Target or the securityholders (which, for greater certainty and wherever used in this Agreement, includes holders of Options, RSUs, PSUs, DSUs or similar rights) of the Target in any material respect; (E) does not result in any unreimbursed cost to a securityholder; (F) does not require the Target to obtain the approval of Shareholders (other than at the Target Meeting as then scheduled); (G) does not result in any breach by the Target or any of its Subsidiaries of any Contract, Authorization, Constating Document or applicable Law; (H) will not be considered in determining whether a representation, warranty or covenant of the Target hereunder has been breached or whether a condition precedent to the Transaction has been satisfied; (I) does not require any filings with, notification to or approvals of any Governmental Entity or require the consent of any third party; (J) does not result in (x) material Taxes being imposed on or other consequences to, the Target or any of its Subsidiaries or (y) additional Taxes being imposed on, or any adverse Tax or other consequences to any Target securityholders; (K) allows for the holders of Exchangeable Shares who are resident of Canada to benefit from a tax deferred transfer; and (L) provides that the Purchaser shall not be relieved from any of its obligations under the Agreement and that the Purchaser shall continue to be liable jointly and severally with any such wholly-owned affiliate for all of its obligations under the Agreement.

(b)     The Purchaser shall provide written notice to the Target of its intention to implement the Acquisition Structure at least thirty (30) Business Days prior to the mailing of the Target Circular. Such notice shall provide sufficient information to permit (i) the Target to comply with its obligations in Section 2.4, (ii) allow the Target to sufficiently describe the Acquisition Structure in the Target Circular and (iii) the Target Meeting to be held within the time period required pursuant to Section 2.3(b).

(c)     The Purchaser agrees that the performance or non-performance of this Section 4.6 by the Target and any of its Subsidiaries may not be relied upon by the Purchaser to assert, directly or indirectly, that a condition precedent set forth in Sections 6.1 or 6.2 has not been satisfied or as a basis to terminate this Agreement.

4.7       Regulatory Approvals

(a)The Parties agree to use their respective best efforts to obtain all Regulatory Approvals and to effect all necessary registrations, filings and submissions of information required by Governmental Entities from either of them relating to the Transaction as soon as reasonably practicable and in any event so as to allow the Effective Time to occur before the Outside Date.

(b)     The Parties agree that:

(i)     the Purchaser shall, as soon as reasonably practicable and in any event within twenty (20) Business Days following the date hereof or such other period of time as may be agreed by the Parties:

(A)     file, or cause to be filed, with the Commissioner a pre-merger notification pursuant to Part IX of the Competition Act in relation to the Transaction; and

(B)     file, or cause to be filed, with the Commissioner a competition brief in respect of the Transaction requesting an advance ruling certificate under section 102 of the Competition Act or in the alternative a No Action Letter;

(ii)     the Target shall, as soon as reasonably practicable and in any event within twenty (20) Business Days following the date hereof or such other period of time as may be agreed by the Parties, file a pre-merger notification pursuant to Part IX of the Competition Act in relation to the Transaction;

(iii)     the Purchaser shall, as soon as reasonably practicable and in any event within twenty (20) Business Days following the date hereof or such other period of time as may be agreed by the Parties following the date hereof, file, or cause to be filed, an application with OSFI to obtain the Purchaser Bank Act/TLCA Approvals and request that such application be processed on an expedited basis;

(iv)     the Target shall, as soon as reasonably practicable and in any event within twenty (20) Business Days following the date hereof or such other period of time as may be agreed by the Parties following the date hereof, file an application with OSFI to obtain the Recategorization Approval and request that such application be processed on an expedited basis; and

(v)     the Parties shall, as soon as reasonably practicable and in any event within twenty (20) Business Days following the date hereof or such other period of time as may be agreed by the Parties following the date hereof, file applications with the Canadian Investment Regulatory Organization, the Alberta Securities Commission and if applicable, the Autorité des marchés financiers, including all required related documents and instruments for the Securities and CIRO Approvals, and shall take all such actions and steps as are reasonably required to obtain such Securities and CIRO Approvals as soon as possible.

(c)     The Parties shall:

(i)     with respect to any proposed applications, notices, filings, submissions, correspondence, agreements, orders, undertakings, or other information or communications relating to the Regulatory Approvals by one Party, provide the other Party the assistance it may request in the preparation of the same (including providing any information reasonably requested by the other Party or its outside counsel), subject to Laws relating to the sharing of information, provide the other Party with draft copies thereof in advance and a reasonable opportunity to review and comment thereon prior to supplying to or filing with a Governmental Entity, and provide the other Party with final copies thereof once supplied or filed, as applicable (except for any such materials or parts thereof that the disclosing party, acting reasonably, considers confidential and competitively sensitive, which then shall be provided on an outside counsel-only basis to external counsel of the other Party);

(ii)     cooperate on a timely basis in the preparation of any response by the other Party to any request for additional information received by such other Party from a Governmental Entity in connection with the Regulatory Approvals;

(iii)     promptly provide or submit all documentation and information that is required by Law or a Governmental Entity, or advisable in the opinion of the Purchaser, acting reasonably, in connection with obtaining the Regulatory Approvals;

(iv)     in the event a request is issued under subsection 114(2) of the Competition Act, use their best efforts to respond in a manner that is correct and complete in all material respects in 75 or fewer days of the issuance of such request or such other period of time as may be agreed by the Parties and, notwithstanding paragraph 4.7(c)(i) hereto, each Party shall not be required to share with the other Party its filing in response to subsection 114(2) of the Competition Act but, should a Party make a targeted request to the other Party for certain of the information supplied to the Commissioner under subsection 114(2), such Party receiving the request shall provide a copy of such information to the requesting Party (and if the information is competitively sensitive, it shall be provided on an outside counsel-only basis to external counsel of the other Party);

(v)     subject to the Laws regarding the sharing of information, provide the other Party and its counsel with advance notice of and the opportunity to participate in any meeting, telephone call or other discussion with any Governmental Entity in connection with the Regulatory Approvals;

(vi)     otherwise keep each other reasonably informed, on a timely basis, of the status of discussions with any Governmental Entity relating to the Regulatory Approvals, including promptly providing copies of any written communications received from Governmental Entities in connection with the Regulatory Approvals or summaries of any verbal communications received in that regard; and

(vii)     effect such presentations and assist at such discussions or meetings with a relevant Governmental Entity as the Purchaser may determine is appropriate for the purpose of obtaining the Regulatory Approvals, provided that the Purchaser shall have responsibility for the determination and direction of communication and strategy related to the obtaining of the Regulatory Approvals in the event of disagreement between the Parties.

(d)     Notwithstanding anything to the contrary herein, in fulfilling its obligations under this Section 4.7, with the exception of the Purchaser Bank Act/TLCA Approvals, the Purchaser shall promptly and expeditiously take, or cause to be taken, all actions necessary to obtain the Regulatory Approvals and shall:

(i)     propose, negotiate, agree to and effect, by undertaking, commitment, consent agreement, trust, hold separate agreement, Contract, Order or otherwise (and execute and deliver any additional instruments necessary to allow the consummation of the Transaction and to fully carry out the intention of the Agreement): (A) the sale, divestiture, licensing, holding separate or disposition of all or any part of the businesses or assets of the Purchaser, its affiliates, the Target or its subsidiaries; (B) the termination of any existing contractual rights, relationships and obligations, or entry into or amendment of any licensing arrangements or other contractual relationships; (C) commitments imposing any other conditions, restrictions, limitations, undertakings, forfeitures or agreements affecting the Purchaser’s and its affiliates’ full rights or ownership of its properties, operations or businesses or the properties, operations or businesses of the Target and its Subsidiaries; and (D) any Capital Action; provided, however, that any such action is conditioned upon the consummation of the Transaction; and

(ii)     if any objections are asserted with respect to the Transaction under any Law, or if any proceeding is instituted or threatened by or before any Governmental Entity challenging or which could lead to a challenge of the Transaction, the Purchaser shall use its best efforts to resolve, or cause to be resolved, such objection or proceeding, including by taking, or causing to be taken, the actions listed in paragraph 4.7(d)(i) and using its best efforts to avoid, oppose or seek to have lifted or rescinded any decree, order, application or judgment that would restrain, prevent or delay the Closing and defending any lawsuit or other legal proceedings, whether judicial or administrative, challenging or delaying this Agreement or the consummation of the Transaction,

(e)     The Parties shall not, and shall not allow any of their Subsidiaries to, take any action or enter into any transaction, including any merger, amalgamation, acquisition, business combination, joint venture, disposition, lease or contract, that would reasonably be expected to prevent, delay or impede the obtaining of, or increase the risk of not obtaining, the Key Regulatory Approvals, or otherwise prevent, delay or impede the consummation of the Transaction.

(f)     All filing and similar fees paid to Governmental Entities associated with obtaining the Regulatory Approvals, including applicable Taxes, shall be borne by the Purchaser.

4.8       Access to Information; Confidentiality

(a)     From the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, subject to compliance with Laws and the terms of any existing Contracts, the Target shall, and shall cause its Subsidiaries to: (A) give the Purchaser and its representatives reasonable access to the offices, properties, books and records, Contracts and personnel of the Target and the Subsidiaries during normal business hours (including continuing access to the Data Room), in each case for integration planning purposes; and (B) furnish to the Purchaser and its representatives such financial and operating data, regulatory information, and other information as such Persons may reasonably request, in each case for integration planning purposes, and in so doing shall compile all material regulatory correspondence received from OSFI for purposes of providing same to the Purchaser upon request. Neither the Purchaser nor any of its representatives will contact directors, officers or employees, customers, suppliers or other business partners of the Target or any of its Subsidiaries except after receiving the prior written consent of the Target (such approval not to be unreasonably withheld, delayed or conditioned).

(b)     For greater certainty, the Target, the Purchaser and their respective affiliates shall treat, and shall cause their respective representatives to treat, all information furnished to such Party or any of their respective affiliates or representatives in connection with the Transaction or pursuant to the terms of this Agreement in accordance with the terms of the Confidentiality Agreement. Without limiting the generality of the foregoing, each of the Target and the Purchaser acknowledges and agrees that the Target Disclosure Letter and all information contained in it is confidential and shall be treated in accordance with the terms of the Confidentiality Agreement.

(c)     Investigations made by or on behalf of the Purchaser, whether under this Section 4.8 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Target in this Agreement.

4.9       Disclosure of Canadian Personal Information

The Parties confirm that disclosure of the Disclosed Canadian Personal Information is necessary for the purposes of determining whether to proceed with the Transaction and, if the determination is made to proceed with such transactions, to complete them. At all times, the Purchaser shall protect all Disclosed Canadian Personal Information using security safeguards appropriate to the sensitivity of the information. Prior to Closing, the Purchaser shall not use the Disclosed Canadian Personal Information for any purposes other than those related to determining if it shall proceed with the Transaction, the performance of its obligations under this Agreement, or the consummation of the Transaction, and shall not disclose the

Disclosed Canadian Personal Information unless permitted by applicable Law. Following the consummation of the Transaction, the Purchaser shall: (i) not use or disclose the Disclosed Canadian Personal Information for any purposes other than those for which the information was initially collected, unless additional consent is obtained, or as otherwise permitted or required by applicable Law; (ii) protect the confidentiality of all Disclosed Canadian Personal Information in a manner consistent with security safeguards appropriate to the sensitivity of the information; (iii) give effect to any withdrawal of consent with respect to the Disclosed Canadian Personal Information as may be required by applicable Law. Where Privacy Laws require individuals to be notified of the transactions, the Purchaser will notify, in accordance with applicable Law (including Privacy Requirements), the affected individuals that the transactions have been completed and that their Personal Information has been disclosed to the Purchaser. If the Transaction does not proceed, or the Disclosed Canadian Personal Information is no longer necessary for concluding the transaction, the Purchaser shall return to the Target or, at the Target’s request, securely destroy the Disclosed Canadian Personal Information within a reasonable period of time, and in any event within ten (10) Business Days.

4.10     Financing Assistance

(a)     Prior to the Closing, the Target shall use its commercially reasonable efforts, and shall cause its Subsidiaries to use their commercially reasonable efforts, to provide and to cause their respective Representatives to use their respective commercially reasonable efforts to provide, all cooperation reasonably requested by the Purchaser in connection with the arrangement, preparation, syndication and consummation of any public or private equity financing in favour of the Purchaser (the “Financing”), including using commercially reasonable efforts to:

(i)     participate in due diligence sessions, and sessions with prospective dealers, agents, underwriters and investors, and provide reasonable assistance with the preparation of customary materials for prospectuses and similar documents, without incurring any liability therefor, required in connection with a Financing; and

(ii)     cause the Target’s auditors to provide assistance to the Purchaser, including by participating in customary due diligence sessions that may be conducted by the underwriters of any securities offering and preparing and delivering other customary documents and instruments, provided, in each case, that the Target shall not be required to incur any out-of-pocket fees, costs or expenses that are due and owing prior to the, or shall constitute liabilities on, Closing unless all such reasonable and documented out-of-pocket fees, costs or expenses incurred outside the ordinary course in connection with such cooperation are, promptly upon request, reimbursed by the Purchaser.

(b)     Notwithstanding this Section 4.10, (i) neither the Target nor any of its Subsidiaries shall be required to provide cooperation or take any action under this Section 4.10 that unreasonably interferes with the operations of the Target or any of its Subsidiaries or where such actions are requested without reasonable notice, (ii) nothing shall require such cooperation to the extent it would require the Target to waive, amend or breach any terms of this Agreement or would require the Target to take any action that would be reasonably likely to impair or prevent the satisfaction of any condition set forth in Article 6, (iii) neither the Target nor any of its Subsidiaries shall be required to take any action or provide access to or disclose information where such person reasonably determines that such action, access or disclosure would (A) jeopardize solicitor/attorney-client or other legal privilege, (B) result in the contravention of any applicable Laws, their respective Constating Documents or any Contract or (C) cause significant competitive harm to the Target or its Subsidiaries if the Transaction is not consummated, (iv) the Target shall not be required to prepare or deliver any form of pro forma financial statements or similar financial documentation, and (v) nothing shall require such cooperation to the extent it would cause any director, officer or employee or equityholder of the Target to incur any personal liability for which the Purchaser is not obligated to provide indemnification pursuant to the terms of this Agreement.

(c)     For greater certainty, it is understood and agreed by the Parties that the completion of a Financing shall not be a condition to the consummation of the Transaction. The Purchaser agrees that the performance or non-performance of this Section 4.10 by the Target and any of its Subsidiaries may not be relied upon by the Purchaser to assert, directly or indirectly, that a condition precedent set forth in Sections 6.1 or 6.2 has not been satisfied or as a basis to terminate this Agreement.

4.11      Public Communications

Except as required by Law, a Party must not issue any press release or make any other public statement, disclosure or presentation with respect to this Agreement or the Transaction without the consent of the other Party (which consent shall not be unreasonably withheld, delayed or conditioned); provided that any Party that, in the opinion of its external legal counsel, is required to make disclosure by Securities Law shall use its reasonable best efforts to give the other Party prior oral or written notice (and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure) and a reasonable opportunity to review and comment on the disclosure (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure. The Parties agree to jointly issue a press release with respect to this Agreement as soon as practicable after its due execution. For the avoidance of doubt, none of the foregoing shall prevent either Party, following the announcement of the Transaction, from making internal announcements to employees and having discussions with shareholders, financial analysts, and other stakeholders with respect to this Agreement or the Transaction so long as such announcements and discussions are consistent in all material respects with the most recent press releases, public disclosures or public statements made by the Parties. Prior to filing any document relating to the Transaction on SEDAR+, the Parties agree to consult with each other in order to agree on the version of the document to be filed and any necessary redaction to be made to the document to the extent such redaction is permitted under Securities Laws. The Parties consent to this Agreement and a material change report being filed on SEDAR+ as soon as practicable after the public announcement of the Transaction.

4.12     Notice and Cure Provisions

(a)     Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(i)     cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time if such failure to be true or accurate would cause any condition in Section 6.2(a) [Target Representations and Warranties Conditions] or Section 6.3(a) [Purchaser Representations and Warranties Conditions], as applicable, not to be satisfied; or

(ii)     result in the failure to comply with any covenant or agreement to be complied with by such Party under this Agreement if such failure to comply would cause any condition in Section 6.2(b) [Target Covenants Condition] or Section 6.3(b) [Purchaser Covenants Condition] not to be satisfied.

(b)     Notification provided under this Section 4.12 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement. In addition, the failure by a Party to provide a notification pursuant to Section 4.12(a) shall not be considered in determining whether any condition in Section 6.2, Section 6.3(a) or Section 6.3(b) has been satisfied.

(c)     The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(a)(iv)(A) [Breach of Target Representations and Warranties or Failure to Perform Covenants] and the Target may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(a)(iii)(A) [Breach of Purchaser Representations and Warranties or

Failure to Perform Covenants], unless the Party seeking to terminate this Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is twenty (20) Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date. If the Terminating Party delivers a Termination Notice prior to the date of the Target Meeting, unless the Parties mutually agree otherwise, the Target shall postpone or adjourn the Target Meeting to the earlier of (a) ten (10) Business Days prior to the Outside Date, and (b) the date that is ten (10) Business Days following receipt of such Termination Notice by the Breaching Party.

4.13     Insurance and Indemnification

(a)     Prior to the Effective Date, the Target shall purchase, in consultation with the Purchaser, customary “tail” or “run off” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Target and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser will, or will cause the Target and its Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that the Purchaser shall not be required to pay any amounts in respect of such coverage prior to the Effective Time.

(b)     The Purchaser shall, from and after the Effective Time, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Target and the Subsidiaries (each, an “Indemnified Person”) and acknowledges that such rights shall survive the completion of the Transaction and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

(c)     If the Purchaser, the Target or its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, the Purchaser shall ensure that any such successor or assign (including, as applicable, any acquiror of substantially all of the properties and assets of the Target or the Subsidiaries) assumes all of the obligations set forth in this Section 4.13.

(d)     This Section 4.13 shall survive the consummation of the Transaction and is intended to be for the benefit of, and shall be enforceable by, each insured or Indemnified Person and his or her heirs, executors, administrators and personal representatives and shall be binding on the Target and its successors and assigns, and, for such purpose, the Target hereby confirms that it is acting as agent and trustee on behalf of the insured or Indemnified Persons; provided however, that no approval of any beneficiary of such trust will be required in connection with any amendment or variation of this Section 4.13 prior to the Effective Date.

4.14     Post-Closing Employment Matters

(a)     For a period of not less than one year following the Effective Time, the Purchaser shall provide, or cause the Target to provide: (i) a total remuneration package (including but not limited to base salary and bonus and long-term incentive opportunities and benefits) that is at least as favourable to each Target Employee; and (ii) severance and retirement benefits to each Target Employee that are no less favorable than those that would have been provided to such Target Employee under the applicable severance and retirement benefit plans, programs, policies, practices, agreements and arrangements as in effect immediately prior to the Effective Time; provided that, with respect to severance benefits, if no such arrangements were then in effect then Target Employees employed in Canada will be provided with notice or payment in lieu of notice as required by Law.

(b)     Without limiting the generality of the foregoing, the Purchaser shall assume, or cause the Target to assume, all of the Target’s employment, retirement, severance, retention, termination and change in control plans, policies, programs, agreements and arrangements (including any Employee Plan providing for severance in connection with a change in control) maintained by the Target or any of its Subsidiaries, in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Transaction (either alone or in combination with any other event).

(c)     With respect to all employee benefit plans of the Purchaser and its affiliates that the Purchaser or its affiliates designate as being for the benefit of Target Employees, for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, each Target Employee’s service with the Target or any of its Subsidiaries (as well as service with any predecessor employer of the Target or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Target or such Subsidiary) shall be treated as service with the Purchaser or any of its affiliates; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service. The Purchaser or its affiliates shall use its commercially reasonable efforts to cause (i) to be waived under any employee benefit plans of the Purchaser that are applicable to such Target Employee any pre-existing condition limitations, actively-at-work requirements, exclusions and waiting periods to the extent waived or not applicable under, or previously satisfied by such Target Employee under, a similar Employee Plan, and (ii) the Target Employees to be given credit under such employee benefit plans for amounts paid prior to the date on which such Target Employees commence participation in such employee benefit plan for purposes of applying deductibles, co-payments, co-insurance and out-of-pocket maximums.

(d)     Notwithstanding anything in this Agreement to the contrary, this Section 4.14 shall not (i) give any Target Employees any right to continued employment; or (ii) impair in any way the right of the Target to terminate the employment of any Target Employee.

(e)     The provisions of this Section 4.14 are solely for the benefit of the Parties to this Agreement, and no provision of this Section 4.14 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan and, except as otherwise explicitly provided for in this Agreement, no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement or have the right to enforce the provisions hereof. Section 4.14 shall not prevent any Target Employee from exercising his or her rights pursuant to his or her employment Contract at any time.

4.15     Purchaser Commitments to British Columbia, Alberta, Saskatchewan, and Manitoba

(a)     The Target may provide written notice to the Purchaser at least ten (10) Business Days prior to the Effective Date identifying up to two nominees to be appointed to the board of directors of the Purchaser. The Purchaser shall use commercially reasonable efforts to appoint such nominees to its board of directors, effective as at the Effective Time.

(b)     The Purchaser shall use commercially reasonable efforts to:

(i)     maintain executive and operational leadership based in Edmonton, Alberta in respect of the business carried on by the Target and to serve as a western Canadian centre of excellence of the business carried on by the Purchaser;

(ii)     support community organizations and charities by doubling the Target’s annual community investment program;

(iii)     during the three years following the Effective Time, make available to clients headquartered or with material operations in British Columbia, Alberta, Saskatchewan, and Manitoba an aggregate of at least $5.0 billion in incremental corporate and commercial loans, subject to satisfaction of customary client onboarding and credit approvals; and

(iv)     for a period of not less than three years following the Effective Time, maintain, on a consolidated basis with the Purchaser’s retail and wealth locations, not less than the number of Target retail and commercial branches in British Columbia, Alberta, Saskatchewan and Manitoba as existed at the Effective Time.

4.16     Stock Exchange Approval

The Purchaser shall apply for and use its best efforts to obtain and maintain in force the Stock Exchange Approval.

Article 5
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

5.1       Non-Solicitation

(a)     Except as expressly provided in this Article 5, the Target shall not, and none of its Subsidiaries shall, directly or indirectly, through any officer or director, investment bankers, attorneys, accountants and other advisors or representatives of the Target and its Subsidiaries (such directors, officers, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”), directly or indirectly:

(i)     solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Target or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding (other than a confidentiality agreement permitted by and in accordance with Section 5.3)) any inquiry, proposal or offer (whether public or otherwise) that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)     enter into, continue or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser and its affiliates or any Person acting jointly or in concert with any of the foregoing) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal; provided that, for greater certainty, the Target shall be permitted to: (i) communicate with any Person solely for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal; (ii) advise any Person of the restrictions of this Agreement; and (iii) advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute or is not reasonably expected to constitute or lead to a Superior Proposal, in each case, if, in so doing, no other information that is prohibited from being communicated under this Agreement is communicated to such Person;

(iii)     make a Change in Recommendation;

(iv)     accept, approve, endorse or recommend, or enter into or publicly propose to accept, approve, endorse, recommend or enter into (other than a confidentiality agreement permitted by and in accordance with Section 5.3) any agreement in respect of an Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five Business Days following the formal announcement or public disclosure of such Acquisition Proposal or, in the event that the Target Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Target Meeting will not be considered to be in violation of this Section 5.1); or

(v)     authorize any of or commit to or agree to do any of the foregoing.

(b)     The Target shall, and shall cause its Subsidiaries and its and its Subsidiaries’ Representatives to, immediately cease and terminate, any solicitation, encouragement, discussion or negotiation commenced prior to the date of this Agreement with any Person (other than with the Purchaser and its Representatives) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, the Target will:

(i)     promptly discontinue access to and disclosure of all confidential information, including any data room and any access to the properties, facilities, books and records of the Target or of any of its Subsidiaries; and

(ii)     promptly and in any event within two (2) Business Days from the date of this Agreement, request (i) the return or destruction of all copies of any confidential information regarding the Target or any Subsidiary provided to any Person (other than the Purchaser) since January 1, 2024, in respect of a possible Acquisition Proposal, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Target or any Subsidiary, using its commercially reasonable efforts to ensure that such requests are complied with in accordance with the terms of such rights or entitlements.

(c)     The Target agrees that it shall (i) take all necessary measures to enforce any confidentiality, standstill or similar agreement, covenant or restriction to which the Target or any Subsidiary is a party or may hereafter become a party in accordance with Section 5.3, and (ii) not release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Target, or any of its Subsidiaries, under any confidentiality, standstill or similar agreement, covenant or restriction to which the Target or any of its Subsidiaries is a party (it being acknowledged by the Purchaser that the automatic termination or release of any standstill restrictions of any such agreements as a result of the entering into and announcement of this Agreement shall not be a violation of this Section 5.1(c) and provided further for greater certainty that the foregoing shall not prevent the Board or any committee thereof from considering an Acquisition Proposal from a Person that has entered into a confidentiality and standstill agreement pursuant to Section 5.3 and accepting a Superior Proposal that might be made by any such Person).

5.2       Notification of Acquisition Proposals

If the Target or any of its Subsidiaries receives, or any of their respective Representatives receives, any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Target or any Subsidiary in relation to any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, the Target shall promptly notify the Purchaser, at first orally, and then within 24 hours, in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request and shall provide copies of all written documents, correspondence or other written material received in respect of, from or on behalf of any such Person. The Target shall keep the Purchaser promptly and reasonably informed of the status of material developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

5.3       Responding to an Acquisition Proposal

Notwithstanding Section 5.1, if, at any time prior to obtaining the Required Shareholder Approval, the Target receives an Acquisition Proposal, the Target and its Representatives may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and, subject to entering into a confidentiality and standstill agreement with such Person containing terms that are not materially less favourable to the Target than those contained in the Confidentiality Agreement (it being understood and agreed that such confidentiality and standstill agreement need not restrict the making of a confidential Acquisition Proposal and related communications to the Target or the Board or any committee thereof), a final, complete and executed copy of which shall be provided to the Purchaser prior to providing such Person with any such copies, access or disclosure, the Target and its Representatives may provide copies of, access to or disclosure of information, properties, facilities, books or records of the Target or the Subsidiaries, if and only if:

(a)     the Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(b)     the Target has been, and continues to be, in compliance with its obligations under Section 5.1 in all material respects; and

(c)     any such copies, access or disclosure provided to such Person shall have already been (or shall concurrently be) provided to the Purchaser.

5.4       Right to Match

(a)     If the Target receives an Acquisition Proposal that constitutes a Superior Proposal prior to obtaining the Required Shareholder Approval, the Board may, or may cause the Target to, subject to compliance with Section 8.2(c), enter into a definitive agreement with respect to such Superior Proposal or make a Change in Recommendation in respect of such Superior Proposal, if and only if:

(i)     the Target has been, and continues to be, in compliance with its obligations under Sections 5.1, 5.2 and 5.3 in all material respects;

(ii)     the Target or its Representatives have delivered to the Purchaser a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into a definitive agreement or to make a Change in Recommendation with respect to such Superior Proposal (the “Superior Proposal Notice”);

(iii)     the Target or its Representatives have provided to the Purchaser a copy of the proposed definitive agreement for the Superior Proposal;

(iv)     at least five (5) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received a copy of the proposed definitive agreement for the Superior Proposal;

(v)     during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(b), to offer to amend this Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(vi)     after the Matching Period, the Board has determined in good faith (i) after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (and, if applicable, compared to the terms of the Transaction as proposed to be amended by the Purchaser under Section 5.4(b)) and (ii) after consultation with its outside legal counsel, that the failure to take the relevant action would be inconsistent with its fiduciary duties; and

(vii)     prior to or concurrently with entering into such definitive agreement or making a Change in Recommendation, the Target terminates this Agreement pursuant to Section 7.2(a)(iii)(B) and pays the Termination Amount pursuant to Section 8.2(c).

(b)     During the Matching Period, or such longer period as the Target may approve in writing for such purpose: (i) the Board shall review any offer made by the Purchaser under Section 5.4(a)(v) to amend the terms of this Agreement in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) the Target shall, and shall cause its Representatives to, negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement as would enable the Purchaser to proceed with the Transaction on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Target shall promptly so advise the Purchaser and the Target and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(c)     Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or amends or modifies other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser shall be afforded a new five (5) day Matching Period from the date that is the later of the date on which the Purchaser receives the new Superior Proposal Notice and the date on which the Purchaser received a copy of the documentation referred to in Section 5.4(a)(iii) above with respect to such new Superior Proposal.

(d)     The Board shall promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal which the Board has determined not to be a Superior Proposal is publicly announced or publicly disclosed or the Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(b) would result in an Acquisition Proposal no longer being a Superior Proposal. The Target shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its counsel.

(e)     If the Target provides a Superior Proposal Notice to the Purchaser on a date that is less than five (5) Business Days before the Target Meeting, the Target shall either proceed with or shall postpone the Target Meeting, as directed by the Purchaser acting reasonably, to a date that is not more than five (5) Business Days after the scheduled date of the Target Meeting but in any event the Target Meeting shall not be postponed to a date which would prevent the Effective Date from occurring on or prior to the Outside Date.

(f)     Nothing contained in this Agreement shall prohibit the Board from making any disclosure to any securityholders of the Target prior to the Effective Time if, in the good faith judgment of the Board, after consultation with outside legal counsel, failure to make such disclosure would reasonably be expected to be inconsistent with the Board’s exercise of its fiduciary duties or such disclosure is otherwise required by applicable Law; provided that (i) the Target shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment on the form and content of any disclosure to be made pursuant to this Section 5.4(f), and shall give reasonable consideration to comments made by the Purchaser and its outside legal counsel, and (ii) notwithstanding the foregoing, the Board shall not be permitted to make a Change in Recommendation other than as permitted by this Article 5.

(g)     Nothing contained in this Agreement shall prevent the Board, at any time prior to obtaining the Required Shareholder Approval, from making, in good faith and after consultation with its outside legal counsel, a Change in Recommendation resulting solely from the occurrence of a Purchaser Material Adverse Effect (a “Specified Change in Recommendation”). For greater certainty, a Specified Change in Recommendation shall not give rise to a termination right pursuant to Section 7.2(a)(iv)(B) nor shall it constitute a Termination Amount Event.

5.5       Breach by Subsidiaries and Representatives

Any violation of the restrictions set forth in this Article 5 by the Target, any of its Subsidiaries or its or their respective Representatives will be deemed to be a breach of this Article 5 by the Target.

Article 6
CONDITIONS

6.1       Mutual Conditions Precedent

The Purchaser and the Target are not required to complete the Transaction unless each of the following conditions is satisfied, which conditions may only be waived, in whole or in part, by the mutual consent of the Purchaser and the Target:

(a)     Transaction Resolution. The Required Shareholder Approval in respect of the Transaction Resolution shall have been obtained at the Target Meeting.

(b)     Key Regulatory Approvals. Each of the Key Regulatory Approvals has been made, given or obtained and each such Key Regulatory Approval is in force and has not been rescinded or amended in such a way as to prevent or otherwise make illegal the consummation of the Transaction.

(c)     Illegality. No Law is in effect that makes the consummation of the Transaction illegal or otherwise prohibits or enjoins the Target or the Purchaser from consummating the Transaction.

(d)     Listing of Purchaser Shares. The Stock Exchange Approval has been obtained and is in force and has not been rescinded.

6.2       Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Transaction unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)     Representations and Warranties. The representations and warranties of the Target set forth in: (i) paragraphs 1 [Organization and Qualification], 2 [Corporate Authorization], 3 [Execution and Binding Obligation], 5(a) [Non-Contravention] and 36 [Brokers] of Schedule C shall be true and correct in all material respects as of the Effective Time; (ii) the representations and warranties of the Target set forth in paragraph 6(a) [Capitalization] (but only with respect to Common Shares) of Schedule C shall be true and correct in all respects (except for de minimis inaccuracies) as of the Effective Time; and (iii) all other representations and warranties of the Target set forth in this Agreement shall be true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Target Material Adverse Effect (and, for this purpose, any reference to “material”, “Target Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored); and the Target shall have delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Target (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(b)     Performance of Covenants. The Target shall have fulfilled or complied in all material respects with each of the covenants of the Target contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and the Target shall have delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Target (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(c)     Target Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Target Material Adverse Effect that remains continuing.

(d)     Dissent Rights. The aggregate number of Common Shares held by Shareholders who have properly exercised and not withdrawn Dissent Rights shall not exceed 10% of the outstanding Common Shares.

6.3       Additional Conditions Precedent to the Obligations of the Target

The Target is not required to complete the Transaction unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Target and may only be waived, in whole or in part, by the Target in its sole discretion:

(a)     Representations and Warranties. The representations and warranties of the Purchaser set forth in: (i) paragraphs 1 [Organization and Qualification], 2 [Corporate Authorization], 3 [Execution and Binding Obligation], 5(a) [Non-Contravention] and 20 [Brokers] of Schedule D shall be true and correct in all material respects as of the Effective Time; (ii) the representations and warranties of the Purchaser set forth in paragraph 7(a) [Purchaser Shares] (but only with respect to Purchaser Shares) of Schedule D shall be true and correct in all respects (except for de minimis inaccuracies) as of the Effective Time; and (iii) all other representations and warranties of the Purchaser set forth in this Agreement shall be true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Purchaser Material Adverse Effect (and, for this purpose, any reference to “material”, “Purchaser Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored); and the Purchaser shall have delivered a certificate confirming same to the Target, executed by two senior officers of the Purchaser (in each case without personal liability) addressed to the Target and dated the Effective Date.

(b)     Performance of Covenants. The Purchaser shall have fulfilled or complied in all material respects with each of the covenants contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and the Purchaser shall have delivered a certificate confirming same to the Target, executed by two senior officers of the Purchaser (in each case without personal liability) addressed to the Target and dated the Effective Date.

(c)     Deposit of Consideration. The Purchaser shall have deposited or caused to be deposited with the Depositary in escrow in accordance with Section 2.7, the Purchaser Shares and sufficient funds to satisfy any aggregate cash payment in lieu of fractional Purchaser Shares pursuant to Section 2.2 required to effect payment in full of the aggregate Consideration to be paid pursuant to the Transaction and the Depositary shall have confirmed to the Target in writing the receipt of such Purchaser Shares and sufficient funds to satisfy any aggregate cash payment in lieu of fractional Purchaser Shares pursuant to Section 2.2.

(d)     Purchaser Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Purchaser Material Adverse Effect that remains continuing.

6.4       Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the By-Laws Amendment becomes effective. For greater certainty, and notwithstanding the terms of any escrow agreement entered into with the Depositary, all Consideration held in escrow by the Depositary pursuant to Section 2.7 shall be deemed to be released from escrow when the By-Laws Amendment becomes effective.

Article 7
TERM AND TERMINATION

7.1       Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

7.2       Termination

(a)     This Agreement may be terminated prior to the Effective Time by:

(i)     the mutual written agreement of the Parties; or

(ii)     either the Target or the Purchaser if:

(A)     the Target Meeting is duly convened and held and the Transaction Resolution is voted on by Shareholders and the Required Shareholder Approval is not obtained; provided that a Party may not terminate this Agreement pursuant to this Section 7.2(a)(ii)(A) if the failure to obtain the Required Shareholder Approval has been caused by, or is a result of, a breach by such Party of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(B)     after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Transaction illegal or otherwise permanently prohibits or enjoins the Target or the Purchaser from consummating the Transaction, and such Law has, if applicable, become final and non-appealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 7.2(a)(ii)(B) has used its commercially reasonable efforts or, in respect of the Regulatory Approvals, as applicable, best efforts required under Section 4.7 (to the extent within its control), as applicable, to appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Transaction and provided further that the enactment, making, enforcement or amendment of such Law was not caused by, or a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement (including Section 4.7); or

(C)     the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(a)(ii)(C) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement (including Section 2.7 and Section 4.7); or

(iii)     the Target if:

(A)     a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(a) [Purchaser Representations and Warranties Condition] or Section 6.3(b) [Purchaser Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.12(c); provided that any Wilful Breach shall be deemed to be incapable of being cured and provided further that the Target is not then in breach of this Agreement so as to cause any condition in Section 6.2(a) [Target Representations and Warranties Condition] or Section 6.2(b) [Target Covenants Condition] not to be satisfied;

(B)     prior to the approval by the Shareholders of the Transaction Resolution, the Board authorizes the Target, in accordance with and subject to the terms of this Agreement, to make a Change in Recommendation and enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5.3) with respect to a Superior Proposal in accordance with Section 5.4, provided the Target is then in compliance with Article 5 in all material respects and that prior to or concurrent with such termination the Target pays the Termination Amount in accordance with Section 8.2(c); or

(C)     the Purchaser does not provide or cause to be provided the Depositary with sufficient Purchaser Shares, and sufficient funds to satisfy any aggregate cash payment in lieu of fractional Purchaser Shares pursuant to Section 2.2, to complete the Transaction as required pursuant to Section 2.7 and (A) all the conditions in Section 6.1 and Section 6.2 (other than conditions that by their nature are satisfied at the Effective Time) have been satisfied, (B) the Target has irrevocably given written notice to the Purchaser that it is ready, willing and able to complete the Transaction, and (C) at least two Business Days prior to such termination, the Target has given the Purchaser written notice stating its intention to terminate this Agreement pursuant to this Section 7.2(a)(iii)(C); or

(iv)     the Purchaser if:

(A)     a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Target under this Agreement occurs that would cause any condition in Section 6.2(a) [Target Representations and Warranties Condition] or Section 6.2(b) [Target Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.12(c); provided that any Wilful Breach shall be deemed to be incapable of being cured and provided further that the Purchaser is not in breach of this Agreement so as to cause any condition in Section 6.3(a) [Purchaser Representations and Warranties Condition] or Section 6.3(b) [Purchaser Covenants Condition] not to be satisfied;

(B)     prior to the approval by the Shareholders of the Transaction Resolution and except in circumstances where Change in Recommendation is a Specified Change in Recommendation, (A) the Board or any committee of the Board fails to recommend or withdraws, amends, modifies or qualifies, or publicly proposes to withdraw, amend, modify or qualify, in each case, in a manner adverse to the Purchaser, the Board Recommendation, (B) the Board or any committee of the Board accepts, approves, endorses or recommends an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced Acquisition Proposal for more than five (5) Business Days (or beyond the third (3rd) Business Day prior to the date of the Target Meeting, if sooner) or fails to publicly reaffirm the Board Recommendation within five (5) Business Days after having been requested in writing to do so by the Purchaser, acting reasonably or in the event that the Target Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Target Meeting (it being acknowledged that, other than following the public announcement of an Acquisition Proposal, the Board and any committee thereof will have no obligation to make such reaffirmation on more than two (2) separate occasions) (together with any of the matters set forth in (A) or (B), a “Change in Recommendation”), or (C) the Board or any committee of the Board enters into any written agreement, understanding or arrangement (other than a confidentiality agreement permitted by and in accordance with Section 5.3) in respect of an Acquisition Proposal; or

(C)     the Target Wilfully Breaches Article 5 in any material respect.

(b)     Subject to Section 4.12(c), if applicable, the Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(a)(i)) shall give notice in writing of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

7.3       Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 7.1 as a result of the Effective Time occurring, Section 4.13, 4.14 and 4.15 shall survive for a period of six (6) years following such termination; and (b) in the event of termination under Section 7.2, Section 2.4(d), Section 2.9, Section 4.5(c), Section 4.8(b), this Section 7.3 and Section 8.2 through to and including Section 8.17 and the provisions of the Confidentiality Agreement (pursuant to the terms set out therein) shall survive, and provided further that, except as provided in Section 8.2(i), no Party shall be relieved of any liability for any breach by it of this Agreement.

Article 8
GENERAL PROVISIONS

8.1       Amendments

This Agreement may, at any time and from time to time before or after the holding of the Target Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Shareholders, and any such amendment may, subject to Laws, without limitation:

(a)     change the time for performance of any of the obligations or acts of the Parties;

(b)     waive any inaccuracies or modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)     modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)     modify any mutual conditions contained in this Agreement.

8.2       Termination Amounts

(a)     Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Amount Event occurs, the Target shall pay the Purchaser the Termination Amount in accordance with Section 8.2(c).

(b)     For the purposes of this Agreement, “Termination Amount” means $204,487,849 and “Termination Amount Event” means the termination of this Agreement:

(i)     by the Purchaser, pursuant to Section 7.2(a)(iv)(B) [Change in Recommendation];

(ii)     by the Target, pursuant to Section 7.2(a)(iii)(B) [To enter into a Superior Proposal]; or

(iii)     by (A) the Target or the Purchaser pursuant to Section 7.2(a)(ii)(A) [Failure of Shareholders to Approve] or Section 7.2(a)(ii)(C) [Occurrence of Outside Date] or (B) the Purchaser pursuant to Section 7.2(a)(iv)(C) [Wilful Breach of Non-Solicit], if:

(A)     following the date hereof and prior to the Target Meeting, a bona fide Acquisition Proposal with respect to the Target shall have been publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser or any of its affiliates or any Person acting jointly or in concert with any of the foregoing);

(B)     such Acquisition Proposal has not expired or been publicly withdrawn at least five (5) Business Days prior to the Target Meeting; and

(C)     within twelve (12) months following the date of such termination (x) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated, or (y) the Target enters into a contract, other than a confidentiality agreement permitted by and in accordance with Section 5.3, in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) and such Acquisition Proposal is later consummated or effected (whether or not such Acquisition Proposal is later consummated or effected within twelve (12) months after such termination).

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”.

(c)        If a Termination Amount Event occurs due to a termination of this Agreement by the Target pursuant to Section 7.2(a)(iii)(B) [To enter into a Superior Proposal], the Termination Amount shall be paid (less any applicable withholding Tax) prior to or concurrently with the occurrence of such Termination Amount Event. If a Termination Amount Event occurs due to a termination of this Agreement by the Purchaser pursuant to Section 7.2(a)(iv)(B) [Change in Recommendation], the Termination Amount shall be paid (less any applicable withholding Tax) within two (2) Business Days following such Termination Amount Event. If a Termination Amount Event occurs in the circumstances set out in Section 8.2(b)(iii) [Acquisition Proposal Tail], the Termination Amount shall be paid (less any applicable withholding Tax) upon the consummation of the Acquisition Proposal referred to therein. Any Termination Amount shall be paid (less any applicable withholding Tax) by the Target to the Purchaser (or as the Purchaser may direct by notice in writing), by wire transfer in immediately available funds to an account designated by the Purchaser.

(d)     Despite any other provision in this Agreement relating to the payment of fees and expenses, if a Reverse Termination Amount Event occurs, the Purchaser shall pay the Reverse Termination Amount to the Target (or as the Target may direct by notice in writing) in accordance with Section 8.2(f).

(e)     For purposes of this Agreement, “Reverse Termination Amount” means $204,487,849 and “Reverse Termination Amount Event” means the termination of this Agreement:

(i)     by any Party pursuant to Section 7.2(a)(ii)(B) [Illegality] (but only if the Law allowing for termination relates to one or more of the Key Regulatory Approvals), as applicable, not being satisfied; or

(ii)     by any Party pursuant to Section 7.2(a)(ii)(C) [Occurrence of Outside Date] as a result of the condition in Section 6.1(b) [Key Regulatory Approvals] or Section 6.1(c) [Illegality] (but in the case of Section 6.1(c) [Illegality] only if the Law allowing for termination relates to one or more of the Key Regulatory Approvals), as applicable, not being satisfied; provided that in the case of a termination pursuant to Section 7.2(a)(ii)(C) [Occurrence of Outside Date], the conditions set forth in Section 6.1(a) [Transaction Resolution], Section 6.2(c) [Target Material Adverse Effect] and 6.2(d) [Dissent Rights] were, at the time of such termination, satisfied or had been waived by the Purchaser.

(f)     The Reverse Termination Amount shall be paid by the Purchaser by wire transfer of immediately available funds to an account designated by the Target within ten (10) Business Days after the occurrence of a Reverse Termination Amount Event.

(g)     For the avoidance of doubt, in no event shall the Target be obligated to pay the Termination Amount, or shall the Purchaser be obligated to pay the Reverse Termination Amount, on more than one occasion, in each case, whether or not the Termination Amount or the Reverse Termination Amount, as applicable, may be payable at different times or upon the occurrence of different events.

(h)     The Parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the Transaction, and that without these agreements the Parties would not enter into this Agreement. The Parties further acknowledge that the payment amounts set forth in this Section 8.2 are paid in consideration for the disposition of the recipient’s rights under this Agreement and represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, reputational damages and expenses, which the affected Party will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties, and for greater certainty are not and are not intended to be an inducement, refund, reimbursement or assistance to either Party for entering into this Agreement. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(i)     Subject to the rights of the Parties to injunctive and other equitable relief or specific performance in accordance with Section 8.7 to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement, each Party agrees that the payment of the Termination Amount or the Reverse Termination Amount, as applicable, in the manner provided in this Section 8.2 is the sole and exclusive remedy of such Party in respect of the event giving rise to such payment and the termination of this Agreement, and following receipt of the Termination Amount or Reverse Termination Amount, as applicable, no Party shall be entitled to bring or maintain any claim, action or proceeding against the other Party or any of its affiliates arising out of or in connection with this Agreement (or the termination thereof) or the Transaction and neither Party nor any of its respective affiliates shall have any further liability with respect to this Agreement or the Transaction to the other Party or any of their respective affiliates; provided, however, that this limitation shall not apply in the event of fraud or a Wilful Breach by the Party or any of its Subsidiaries making such payments of its representations, warranties, covenants or agreements set forth in this Agreement (which breach and liability therefore shall not be affected by termination of this Agreement or any payment of the Termination Amount or the Reverse Termination Amount, as applicable). For greater certainty, should the Target have reason to terminate this Agreement but elect not to terminate this Agreement, the Target shall be free to pursue any and all remedies against the Purchaser, including injunctive relief, specific performance or other equitable remedy, arising from the facts entitling the Target to otherwise terminate this Agreement.

8.3       Expenses

Except as expressly otherwise provided in this Agreement, all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Transaction shall be paid by the Party incurring such expenses, whether or not the Transaction is consummated. The Purchaser shall pay any filing or similar fee payable to a Governmental Entity plus applicable Taxes in connection with a Regulatory Approval.

8.4       Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or email and addressed:

(a)     to the Target at:

Canadian Western Bank
10303 Jasper Avenue NW
Suite 3000
Edmonton, AB
T5J 3X6
Attention:	Monique Petrin Nicholson, Senior Vice President, General Counsel & Corporate Secretary
Email:	[Redacted — Personal Information]

with a copy to:

Torys LLP
79 Wellington St. W
30th Floor, Box 270,
Toronto, ON
M5K 1N2
Attention:	John Emanoilidis and David Seville
Email:	[Redacted — Personal Information]

(b)     to the Purchaser at:

National Bank of Canada
800 Rue Saint-Jacques
Montréal, QC H3C 1A3
Attention:	Dominic Paradis, Senior Vice-President, Legal Affairs and Corporate Secretary
Email:	[Redacted — Personal Information]

with a copy to:

McCarthy Tétrault LLP
1000 De La Gauchetière Street West
Suite MZ400
Montréal QC H3B 0A2
Canada
Attention:	Patrick Boucher and Fraser Bourne
Email:	[Redacted — Personal Information]

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or courier, on the date of delivery if it is a Business Day and the delivery was made prior to 5:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, and (ii) if sent by email, on the day of sending if it is a Business Day if sent prior to 5:00 p.m. (local time in place of receipt) and otherwise on the next Business Day. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

8.5       Time of the Essence

Time is of the essence in this Agreement.

8.6       Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Party may, either before the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and the Transaction.

8.7       Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity. To the extent any Party hereto brings an action, suit or proceeding to specifically enforce the performance of the terms and provisions of this Agreement (other than an action to enforce specifically any provision that expressly survives the termination of this Agreement), the Outside Date shall automatically be extended to (i) the twentieth (20th) business day following the resolution of such action, suit or proceeding or (ii) such other time period established by the court presiding over such action, suit or proceeding.

8.8       Third Party Beneficiaries

(a)     Nothing contained in this Agreement, express or implied, is intended to or shall confer on any other Person, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement other than (a) as specifically provided in Sections 2.4(d), 4.13 and 8.15 and (b) the rights of the Target to pursue claims for damages and other relief on behalf of Shareholders for Purchaser’s breach of the terms of this Agreement, and (c) after the Effective Date, the rights of Shareholders to receive the Consideration per Common Share; provided however that the rights grants pursuant to clause (b) shall be enforceable on behalf of Shareholders only by the Target in its sole and absolute discretion, it being understood and agreed that any and all interest in such claims shall attach to the Common Shares and subsequently trade and transfer therewith and, consequently, damages recovered or received by the Target with respect to such claims (net of expenses incurred by the Target in connection therewith) may, in the Target’s sole and absolute discretion, be (A) distributed, in whole or in part, by the Target to the Shareholders as of any record date determined by the Target which determination may be made by the Target as of any date or (B) retained by the Target for use and benefit of the Target on behalf of the Shareholders in any manner the Target deems fit. To the extent necessary to give effect to clauses (b) and (c), Purchaser agrees that all of its covenants, representations and warranties are in favour of the Target in its own right and as agent and trustee for the Shareholders, but without any fiduciary obligations on the Target in relation thereto.

(b)     The indemnification and expense reimbursement provisions of Sections 2.4(d) and 4.13 shall survive the consummation of the Transaction and are intended to be for the benefit of, and shall be enforceable by, each Representative and his or her heirs, executors, administrators and personal representatives and shall be binding on the Target and its successors and assigns and, for such purpose, the Target hereby confirms that it is acting as agent and trustee on behalf of the individuals specified in Section 2.4(d) and Section 4.13, as applicable; provided, however, that no approval of any beneficiary of such trust will be required in connection with any amendment or variation of Section 2.4(d) and Section 4.13 prior to the Effective Date. Purchaser will ensure that Purchaser, Target or any successor or assignor has adequate resources to satisfy the indemnification obligations in Section 2.4(d) and Section 4.13.

8.9       Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

8.10     Entire Agreement

This Agreement, together with the Target Disclosure Letter, the Purchaser Disclosure Letter and the Confidentiality Agreement constitute the entire agreement between the Parties with respect to the Transaction and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the Transaction.

8.11      Successors and Assigns

(a)     This Agreement becomes effective only when executed by the Target and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Target and the Purchaser and their respective successors and permitted assigns.

(b)     Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party.

8.12     Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transaction is fulfilled to the fullest extent possible.

8.13     Governing Law

(a)     This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b)     Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

8.14     Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

8.15     No Liability

No director or officer of the Purchaser shall have any personal liability whatsoever to the Target or any third party beneficiary under this Agreement or any other document delivered in connection with the Transaction on behalf of the Purchaser. No director or officer of the Target or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the Transaction on behalf of the Target or any of its Subsidiaries. This Section 8.15 shall survive the consummation of the Transaction and is intended to be for the benefit of, and shall be enforceable by, each Representative and his or her heirs, executors, administrators and personal representatives and shall be binding on the Target and its successors and assigns and, for such purpose, the Target hereby confirms that it is acting as agent and trustee on behalf of each such person; provided, however that no approval of any beneficiary of such trust will be required in connection with any amendment or variation of this Section 8.15 prior to the Effective Date.

8.16     Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

8.17     Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by electronic copies) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Transaction Agreement as of the date first written above.

NATIONAL BANK OF CANADA
By:	(s) Laurent Ferreira
	Name:	Laurent Ferreira
	Title:	President and Chief Executive Officer
By:	(s) Marie Chantal Gingras
	Name:	Marie Chantal Gingras
	Title:	Chief Financial Officer and Executive Vice-President, Finance
CANADIAN WESTERN BANK
By:	(s) Christopher H. Fowler
	Name:	Christopher H. Fowler
	Title:	President and Chief Executive Officer

Schedule A

AMENDMENT TO BY-LAWS

The By-Laws of the Canadian Western Bank (the “Bank”) are hereby amended:

1.         By deleting the following in Section 1 of By-Law Three (Capital) of the By-Laws:

“The authorized capital of the Bank shall consist of:

1.1       an unlimited number of common shares without nominal or par value;

1.2       an unlimited number of First Preferred shares, without nominal or par value, provided that the maximum aggregate consideration for all outstanding First Preferred shares at any time does not exceed $1,000,000,000; and

1.3       33,964,324 Class A shares without nominal or par value.”

2.         By replacing the deleted text with the following:

“The authorized capital of the Bank shall consist of:

1.1       an unlimited number of common shares without nominal or par value;

1.2       an unlimited number of First Preferred shares, without nominal or par value, provided that the maximum aggregate consideration for all outstanding First Preferred shares at any time does not exceed $1,000,000,000; and

1.3       an unlimited number of exchangeable shares, without nominal or par value.”

Effective at 6:00 a.m. (Mountain time) on the fifth business day (being any day, other than a Saturday, Sunday or any day on which major banks are closed for business in Montréal, Quebec, Edmonton, Alberta or Toronto, Ontario) after all required approvals to the closing of the Transaction (as defined in the transaction agreement made between the Bank and National Bank of Canada (the “Purchaser”) and dated June 11, 2024, as the same may be amended from time to time) have been obtained, or at such earlier or later time and/or date as the Bank and the Purchaser may agree in writing (in either case, the “Effective Time”), and provided that all conditions to the closing of the Transaction have been satisfied or waived at the Effective Time, then:

(i)     each outstanding common share (other than those owned beneficially by the Purchaser and its Subsidiaries that have not been allocated to a segregated or other investment fund established and maintained by any such subsidiary) shall be changed into one Exchangeable Share of the Bank having the rights, privileges, restrictions and conditions set forth in Section 5 of By-Law Three (Capital) of the By-Laws without further action by the holders thereof or by the Bank; and

(ii)     immediately thereafter (such time, the “Automatic Exchange Time”), the Automatic Exchange (as defined in such Section 5 of By-Law Three (Capital) of the By-Laws) shall occur; and

3.         By adding Appendix 1 hereto as a new Section 5 of By-Law Three (Capital) of the By-Laws.

Provided that the foregoing amendments to the By-Laws of the Bank have been approved by the shareholders of the Bank in the manner and to the extent required by the Bank Act (Canada), such amendments shall become effective immediately prior to the Effective Time (as defined in paragraph 2 above).

APPENDIX 1

EXCHANGEABLE SHARES

The Exchangeable Shares shall have attached thereto the following rights, privileges, restrictions and conditions (collectively, the “Exchangeable Share Provisions”):

1.   Interpretation

1.1 Definitions

The following words and phrases whenever used in the Exchangeable Share Provisions shall have the following meanings, unless the context indicates otherwise:

(a)  “Act” means the Bank Act;

(b)  “Automatic Exchange” means the automatic transfer to Purchaser of (i) Exchangeable Shares that are not Dissent Shares for the Consideration pursuant to section 5.1(a) hereof and (ii) Exchangeable Shares that are Dissent Shares for the right to receive a cash payment pursuant to section 5.1(b) hereof;

(c)  “Automatic Exchange Time” means the time specified in Section 1 of By-Law Three (Capital) of the By-Laws;

(d)  “Bank” means Canadian Western Bank;

(e)  “Bank Act” means the Bank Act (Canada);

(f)   “business day” means any day, other than a Saturday, Sunday or any day on which major banks are closed for business in Montréal, Quebec; Edmonton, Alberta or Toronto, Ontario;

(g)  “common shares” means common shares in the capital of the Bank;

(h)  “Consideration” means consideration consisting of that number of Purchaser Common Shares equal to the Exchange Ratio per Exchangeable Share; provided that such consideration shall include an amount of cash in lieu of the issuance of a fractional Purchaser Common Share as determined in accordance with Section 2.2 of the Transaction Agreement.

(i)   “Current Market Price” at any date shall mean the weighted average price per share at which Purchaser Common Shares have traded on the Toronto Stock Exchange during the 20 consecutive trading days ending on a date not earlier than the third day preceding the Automatic Exchange. The weighted average price shall be determined by dividing the aggregate sale price of all Purchaser Common Shares sold on the said exchange, during the said 20 consecutive trading days, by the total number of Purchaser Common Shares so sold;

(j)   “Depositary” means [■];

(k)  “Dissent Rights” means the rights of dissent in respect of the Transaction provided for pursuant to section 277 of the Bank Act;

(l)   “Dissent Share” means an Exchangeable Share issued at the Effective Time (as defined in Section 1 of By-Law Three (Capital) of the By-Laws) to a person who was at the Effective Time a Dissenting Shareholder in respect of the common share which was changed into such Exchangeable Share;

(m) “Dissenting Shareholder” means a registered holder of a common share who, in connection with the Transaction, has exercised Dissent Rights in strict compliance with section 277 of the Bank Act;

(n)  “Exchange Ratio” means [■]1 Purchaser Common Shares for each Exchangeable Share;

(o)  “Fair Value” means fair value as determined by a court under section 277 of the Bank Act or subject to Section 2.3 of the Transaction Agreement, as agreed between the Bank and the holder;

(p)  “holder” means a registered holder of an Exchangeable Share;

(q)  “Purchaser” means National Bank of Canada;

(r)  “Purchaser Common Shares” means the common shares in the capital of Purchaser;

(s)  “Purchaser Convertible Security” means any security convertible into, exchangeable or exercisable for, or otherwise carrying the right to acquire Purchaser Common Shares, including rights, options or warrants to acquire Purchaser Common Shares;

(t)   “Transaction” means the transactions contemplated by and provided for in the Transaction Agreement; and

(u)  “Transaction Agreement” means the transaction agreement made between the Bank and the Purchaser as of June 11, 2024 as the same may be amended from time to time.

1.2 Non-Business Day

If any day on which or by which any other action is required to be taken hereunder is not a business day, then such action shall be required to be taken on the next succeeding day that is a business day.

1.3 Herein, Hereto, etc.

The words “herein”, “hereto”, “hereof” and similar words refer, unless the context clearly indicates the contrary, to the whole of the Exchangeable Share Provisions and not to any particular article, section, subsection, clause or paragraph thereof.

1.4 Number and Gender

Words importing the singular number only shall include the plural and vice versa, words importing the use of any gender shall include all genders and words importing persons shall include firms and corporations and vice versa.

2.   Dividends

2.1 Ranking

The Exchangeable Shares shall rank junior to the First Preferred shares and any other shares of the Bank which by their terms rank senior to the Exchangeable Shares and shall rank equally with the common shares and any other shares of the Bank which by their terms rank equally with the Exchangeable Shares or the common shares with respect to priority in the payment of dividends.

2.2 Dividends

Subject to the prior rights of the holders of the First Preferred shares and any other shares of the Bank which by their terms rank senior to the Exchangeable Shares with respect to priority in the payment of dividends, the holders of Exchangeable Shares shall be entitled to receive dividends proportionately on a share for share basis with holders of the common shares as and when declared by the board of directors of the Bank out of the monies properly applicable to the payment of dividends.

____________

1       Note to Completion: To be the Exchange Ratio set forth in the Transaction Agreement unless adjusted pursuant to the terms thereof prior to the implementation of the By-Laws Amendment.

3.   Rights on Dissolution, Etc.

3.1 Ranking

The Exchangeable Shares shall rank junior to the First Preferred shares and any other shares of the Bank which by their terms rank senior to the Exchangeable Shares and shall rank equally with the common shares and any other shares of the Bank which by their terms rank equally with the Exchangeable Shares with respect to priority in the distribution of assets of the Bank in the event of the liquidation, dissolution, winding-up or other distribution of assets of the Bank for the purpose of winding up its affairs, whether voluntary or involuntary.

3.2 Entitlement on Dissolution, Etc.

Subject to the prior rights of the holders of the First Preferred shares and any other shares ranking senior to the Exchangeable Shares with respect to priority in the distribution of assets of the Bank in the event of the liquidation, dissolution, winding-up or other distribution of assets of the Bank for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of Exchangeable Shares shall be entitled to share proportionately on a share for share basis with holders of common shares and any other shares of the Bank which by their terms rank equally with the Exchangeable Shares or the common shares in the distribution of the remaining assets of the Bank in such event.

4.   Voting

Subject to the Act, the holders of the Exchangeable Shares shall be entitled to receive notice of, to attend and vote at all meetings of the shareholders of the Bank on the same basis as a holder of common shares.

5.   Exchange; Dissent Shares

5.1 Automatic Exchange

Each Exchangeable Share shall be transferred automatically to Purchaser at the Automatic Exchange Time in exchange for:

(a)  where such Exchangeable Share is not a Dissent Share, the Consideration; or

(b)  where such Exchangeable Share is a Dissent Share, the right to be paid Fair Value,

in each case without further action by the holders thereof, by the Bank or by Purchaser.

5.2 Settlement on Exchange

(a)  At the Automatic Exchange Time and upon the occurrence of the Automatic Exchange, Purchaser Common Shares and cash deposited with the Depositary by Purchaser in accordance with the Transaction Agreement shall be held by the Depositary for the benefit of the former holders of Exchangeable Shares (other than Dissent Shares) entitled thereto.

(b)  At the Automatic Exchange Time, the Bank, on behalf of all former holders of Exchangeable Shares, shall issue, or shall cause its transfer agent to issue, to Purchaser a certificate representing all the Exchangeable Shares transferred to Purchaser, and each such former holder is hereby deemed to have authorized the issuance of such certificate on its behalf in respect of its proportionate interest in such certificate.

(c)  Any certificate which immediately prior to the Automatic Exchange Time represented outstanding common shares, other than a certificate held by a Dissenting Shareholder who is ultimately entitled to be paid an amount equal to the fair value of the common shares held by such Dissenting Shareholder, but was exchanged pursuant to Section 5.1, that has not been deposited, together with all other instruments reasonably required by the Depositary, with the Depositary on or prior to the fifth anniversary of the Automatic Exchange Time shall cease to represent a claim or interest of any kind or nature to the Consideration. On such date, the Consideration (and any dividends or distributions with respect thereto, including cash in lieu of fractional shares) to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Purchaser, together with all entitlements to dividends, distributions, cash and interest in respect thereof held for such former holder. None of the Bank, Purchaser or the Depositary shall be liable to any person in respect of any Purchaser Common Shares (or any dividends or distributions with respect thereto, including cash in lieu of fractional shares) delivered to a public official pursuant to and in compliance with any applicable abandoned property, escheat or similar laws.

6.   Adjustment of Exchange Ratio

6.1 Purchaser Share Reorganization

If Purchaser shall set an effective date or record date that is prior to the Automatic Exchange Time for the:

(a)  issue of Purchaser Common Shares or Purchaser Convertible Securities to all or substantially all the holders of the Purchaser Common Shares as a stock dividend or otherwise;

(b)  subdivision of the outstanding Purchaser Common Shares into a greater number of shares; or

(c)  consolidation of the outstanding Purchaser Common Shares into a smaller number of shares,

(any such event referred to in (a), (b) or (c) being called a “Purchaser Share Reorganization”), the Exchange Ratio shall be adjusted effective immediately after the effective date or record date, as the case may be, on which the holders of Purchaser Common Shares are determined for the purpose of the Purchaser Share Reorganization by multiplying the Exchange Ratio in effect immediately prior to such effective date or record date by a fraction, the denominator of which shall be the number of Purchaser Common Shares outstanding on such effective date or record date before giving effect to such Purchaser Share Reorganization and the numerator of which shall be the number of Purchaser Common Shares outstanding immediately after giving effect to such Purchaser Share Reorganization (including, in the case where Purchaser Convertible Securities are distributed, the number of Purchaser Common Shares that would have been outstanding had such Purchaser Convertible Securities been exchanged or exercised for or converted into Purchaser Common Shares on such effective date or record date).

6.2 Right Offerings

If Purchaser shall fix a record date that is prior to the Automatic Exchange Time for the issue of rights, options or warrants to all or substantially all of the holders of Purchaser Common Shares under which such holders are entitled, during a specified period (the “Rights Period”), to subscribe for or purchase Purchaser Common Shares (“Purchaser Rights”) or Purchaser Convertible Securities (“Purchaser Convertible Rights”) at a price per share to the holder (or at an exchange or conversion price per share during the Rights Period to the holder in the case of Purchaser Convertible Securities issuable pursuant to the exercise of the Purchaser Convertible Rights) of less than 95% of the Current Market Price on the record date for such issue (any of such events being called a “Rights Offering”), the Exchange Ratio shall be adjusted effective immediately after the end of the Rights Period by multiplying the Exchange Ratio in effect immediately prior to the end of the Rights Period by a fraction:

(a)  the denominator of which shall be the aggregate of:

(i) the number of Purchaser Common Shares outstanding as of the record date for the Rights Offering; and

(ii) a number determined by dividing: (A) either: (I) in the case of Purchaser Rights, the product of the number of Purchaser Common Shares issued or subscribed for during the Rights Period upon the exercise of the Purchaser Rights and the price at which such Purchaser Common Shares were so issued or subscribed for; or (II) in the case of Purchaser Convertible Rights, the product of the exchange, exercise or conversion price of the Purchaser Convertible Securities during the Rights Period and the number of Purchaser Common Shares which would be issued if the Purchaser Convertible Securities issued or subscribed for under the Rights Offering were converted into or exchanged or exercised for Purchaser Common Shares during the Rights Period; by (B) the Current Market Price as of the record date for the Rights Offering; and

(b)  the numerator of which shall be the aggregate of:

(i) the number of Purchaser Common Shares outstanding as of the record date for the Rights Offering; and

(ii) either: (A) in the case of Purchaser Rights, the number of Purchaser Common Shares issued or subscribed for during the Rights Period upon the exercise of the Purchaser Rights; or (B) in the case of Purchaser Convertible Rights, the number of Purchaser Common Shares which would be issued if the Purchaser Convertible Securities issued or subscribed for under the Rights Offering were converted into or exchanged for Purchaser Common Shares during the Rights Period, provided that no adjustment shall be made if the result thereof would be to decrease the Exchange Ratio in effect immediately prior to such record date. For the purposes of this Section 6.2, the price at which Purchaser Common Shares are issued or subscribed for pursuant to a Purchaser Right shall include any consideration paid or payable to Purchaser to acquire the Purchaser Right and upon the exercise of the Purchaser Right and the exchange, exercise or conversion price of a Purchaser Convertible Security shall include any consideration paid or payable to Purchaser to acquire the Purchaser Convertible Right and upon the exercise of the Purchaser Convertible Right and the Purchaser Convertible Security.

6.3 Special Distributions

If Purchaser shall fix a record date that is prior to the Automatic Exchange Time for the issue or the distribution to all or substantially all the holders of Purchaser Common Shares of: (a) securities of Purchaser; (b) evidences of Purchaser’s indebtedness; or (c) any cash, property or other assets, and if and to the extent that, in any such case, such issuance or distribution does not constitute (i) a Purchaser Share Reorganization, (ii) a Rights Offering, (iii) an issuance or distribution which Purchaser is permitted to make without the consent of the Bank pursuant to the terms of the Transaction Agreement, or (iv) an issuance or distribution which Purchaser is permitted to make only with the prior written consent of the Bank pursuant to the Transaction Agreement, to which the Bank has so consented, and in respect of which the board of directors of the Bank has determined that no adjustment under this Section 6.3 is required (any of such non-excluded events being herein called a “Special Distribution”), the Exchange Ratio shall be adjusted effective immediately after such record date by multiplying the Exchange Ratio in effect on such record date by a fraction:

(a)  the denominator of which shall be:

(i) the product of the number of Purchaser Common Shares outstanding on such record date and the Current Market Price on such record date; less

(ii) the fair market value, as determined by agreement of the Bank and Purchaser, to the holders of Purchaser Common Shares of such securities, evidences of indebtedness or property or other assets so issued or distributed in the Special Distribution and which shall be net of any consideration paid therefore by the holders of Purchaser Common Shares; and

(b)  the numerator of which shall be the number of Purchaser Common Shares outstanding on such record date multiplied by the Current Market Price on such record date;

provided that no such adjustment shall be made if the result thereof would be to decrease the Exchange Ratio in effect immediately prior to such record date.

6.4 Capital Reorganizations

If prior to the Automatic Exchange Time there shall be a reclassification of Purchaser Common Shares at any time outstanding or a change of the Purchaser Common Shares into other shares or into other securities (other than a Purchaser Share Reorganization), or a consolidation, amalgamation or merger of Purchaser with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Purchaser Common Shares or a change of the Purchaser Common Shares into other shares), or a transfer of all or substantially all of the undertaking, property or assets of Purchaser to another corporation or entity (other than a transfer to one or more wholly-owned direct or indirect subsidiaries of Purchaser) (any of such events being herein called a “Capital Reorganization”), each holder of Exchangeable Shares shall be entitled to receive, and shall accept, in lieu of the number of Purchaser Common Shares to which such holder was entitled upon such Automatic Exchange, the aggregate number of shares, other securities or other property which such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the holder of Exchangeable Shares had been the registered holder of the number of Purchaser Common Shares to which such holder was therefore entitled upon such Automatic Exchange.

6.5 Rules and Procedures for Adjustment to Exchange Ratio

The following rules and procedures shall be applicable to the changes or adjustments of the Exchange Ratio made pursuant hereto:

(a)  the adjustments in the Exchange Ratio provided for herein are cumulative, and shall be computed to the nearest 1⁄100th; no adjustment in the Exchange Ratio shall be required unless a change of at least 1% of the then prevailing Exchange Ratio would result; provided, however, that any adjustment which, except for the provisions of this Section 6.5(a), would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment;

(b)  in the absence of a resolution of the directors of Purchaser fixing a record date for a Special Distribution or a Rights Offering, Purchaser shall be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected; and

if Purchaser shall set a record date to determine the holders of the Purchaser Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights or shall enter into an agreement, arrangement or understanding or make a proposal to issue Purchaser Common Shares or Purchaser Convertible Securities and shall, thereafter and before the distribution to such shareholders of any such dividend, distribution or subscription or purchase rights or the issuance of such Purchaser Common Shares or Purchaser Convertible Securities, as the case may be, legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights or to issue such securities, then no adjustment in the Exchange Ratio shall be required by reason of the setting of such record date or the entering into of such agreement, arrangement or understanding of the making of such proposal.

7.   Conversion

7.1 Conversion Right

The Exchangeable Shares shall be convertible into common shares at the option of the holder at any time and from time to time after the occurrence of the Automatic Exchange on the basis of one common share for each Exchangeable Share converted.

7.2 Conversion Procedure

The conversion right provided for in Section 7.1 may be exercised by notice in writing given to the Bank at its registered office or to the Depositary at its principal office in Toronto accompanied by the certificate or certificates representing the Exchangeable Shares in respect of which such conversion right is being exercised. Such notice shall be signed by such holder or his duly authorized attorney or agent and shall specify the number of Exchangeable Shares which the holder desires to have converted. If less than all the Exchangeable Shares represented by a certificate or certificates accompanying any such notice are to be converted, the holder shall be entitled to receive a new certificate representing the Exchangeable Shares represented by the surrendered certificate or certificates which are not to be converted.

Schedule B

TRANSACTION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.         The amendments to the by-laws of Canadian Western Bank (the “Target”) attached as Appendix 1 to Schedule A of the transaction agreement between the Target and National Bank of Canada (the “Purchaser”) dated June 11, 2024 (the “Transaction Agreement”), whereby:

(a)     a new class of Exchangeable Shares of the Target will be created;

(b)     the terms of the Common Shares will be amended to provide that each outstanding Common Share, other than those beneficially owned by Purchaser and its subsidiaries that have not been allocated to a segregated or other investment fund established and maintained by any such subsidiary, will be changed into one Exchangeable Share at the Effective Time; and

(c)     each Exchangeable Share will thereupon be automatically transferred to Purchaser:

(i)     in exchange for the Consideration, in the case of Exchangeable Shares that are not Dissent Shares, or

(ii)     the right to be paid Fair Value for their Exchangeable Shares, in the case of Exchangeable Shares that are Dissent Shares,

are confirmed;

2.         Any officer or director of the Target is hereby authorized and directed, for and on behalf of the Target, to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

3.         Notwithstanding the approval of this special resolution by the shareholders of the Target, the directors of the Target are hereby authorized and empowered to, at their discretion, without notice to or approval of the shareholders of the Target, (i) amend, modify or supplement the Transaction Agreement to the extent permitted by the Transaction Agreement, (ii) subject to the terms of the Transaction Agreement, not to proceed with the Transaction, and (iii) in the event that the Transaction Agreement is terminated in accordance with its terms or the Transaction does not proceed in accordance with the terms of the Transaction Agreement, not proceed with the adoption of the amendments to the by-laws or, if adopted, revoke the amendments.

4.         Defined terms used but not defined in this special resolution have the meaning given to them in Appendix 1 to Schedule A of the Transaction Agreement.

B-1

Schedule C

REPRESENTATIONS AND WARRANTIES OF THE TARGET

1.         Organization and Qualification. Each of the Target and its Subsidiaries is (i) a corporation or other entity duly incorporated, amalgamated or organized, as applicable, (ii) validly existing under the Laws of the jurisdiction of its incorporation, amalgamation, organization or formation, as applicable, and (iii) where so recognized, in good standing under the Laws of the jurisdiction of its incorporation, amalgamation, organization or formation, as applicable, except (in the case of (iii) only) as would not prevent, materially delay or materially impair the ability of the Target to consummate the Transaction. The Target is duly qualified to do business in Canada and any non-Canadian jurisdictions where its ownership or leasing of property or assets or the nature or conduct of its business requires it to be so qualified, except as would not prevent, materially delay or materially impair the ability of Target to consummate the Transaction.

2.         Corporate Authorization. The Target has the requisite power and authority to enter into this Agreement and, subject to obtaining the Required Shareholder Approval, to perform its obligations under this Agreement and complete the Transaction. The execution, delivery and performance by the Target of its obligations under this Agreement and the consummation by the Target of the Transaction have been duly authorized by the Board and no other corporate proceedings on the part of the Target are necessary to authorize the execution and delivery by it of this Agreement or the consummation of the Transaction other than: (i) approval by the Board of the Target Circular, and (ii) the Transaction Resolution being approved and adopted by the Shareholders at the Target Meeting.

3.         Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Target, and constitutes a legal, valid and binding agreement of the Target enforceable against it in accordance with its terms subject to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction (the “Bankruptcy and Equity Exception”).

4.         Governmental Authorization and Consent. The execution, delivery and performance by the Target of its obligations under this Agreement and the consummation of the Transaction do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Target or by the Subsidiaries other than: (i) filings with the Securities Authorities and the TSX, (ii) the Regulatory Approvals, and (iii) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not be reasonably expected to, individually or in the aggregate, have a Target Material Adverse Effect.

5.         Non-Contravention. The execution, delivery and performance by the Target of its obligations under this Agreement and the consummation of the Transaction do not and will not:

(a)     contravene, conflict with, or result in any violation or breach of the Target’s Constating Documents;

(b)     assuming compliance with the matters referred to in Paragraph 4 above, contravene, conflict with or result in a violation or breach of any Law;

(c)     subject to the receipt of the approvals and consents set out in Paragraph 5(c) of the Target Disclosure Letter, require any consent or approval by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation or acceleration of any right or obligation or the loss of any benefit to which the Target or any of its Subsidiaries is entitled under any Material Contract or any material Authorization to which the Target or any of its Subsidiaries is a party or by which the Target or any of its Subsidiaries is bound; or

(d)     result in the creation or imposition of any Lien upon any of the material properties or material assets of the Target or any of its Subsidiaries;

except, in the case of each of clauses (b) through (d), as would not, individually or in the aggregate, have a Target Material Adverse Effect.

6.         Capitalization.

(a)     The authorized capital of the Target consists of an unlimited number of Common Shares, an unlimited number of First Preferred Shares, issuable in series, and 33,964,324 class A shares. As of the close of business on the Business Day prior to the date of this Agreement, there were 96,544,880 Common Shares issued and outstanding, 5,000,000 First Preferred Shares Series 5 issued and outstanding, 5,000,000 First Preferred Shares Series 9 issued and outstanding, 175,000 First Preferred Shares Series 11 and 150,000 First Preferred Shares Series 12 issued and outstanding. All outstanding Common Shares and First Preferred Shares have been duly authorized and validly issued, are fully paid and non-assessable. All dividends or distributions on Common Shares and First Preferred Shares that have been declared or authorized as of the close of business on the Business Day prior to the date of this Agreement, have been paid in full. All outstanding securities of the Target and its Subsidiaries have been issued in compliance with all applicable Laws.

(b)     As of the close of business on the Business Day prior to the date of this Agreement, there were 2,258,245 Common Shares issuable upon the exercise of outstanding Options. Paragraph 6(b) of the Target Disclosure Letter contains a list of the Options, with details regarding the exercise price, whether such Options are vested or unvested and the participants to whom such Options have been granted. The Share Incentive Plan and the issuance of securities under such plan (including all outstanding Options) have been duly authorized by the Board in compliance with Law and the terms of the Share Incentive Plan and, upon issuance, will be validly issued as fully paid and non-assessable.

(c)     As of the close of business on the Business Day prior to the date of this Agreement, there were 424,476 PSUs outstanding, 324,354 DSUs outstanding and 789,709 RSUs outstanding. Paragraph 6(c) of the Target Disclosure Letter contains a list of such outstanding PSUs, DSUs and RSUs, with details regarding whether such securities are vested or unvested and the participants to whom such securities have been granted.

(d)     Except pursuant to (A) this Agreement, (B) the terms of the First Preferred Shares, (C) the NVCC Provisions, (D) the DRIP, and (E) rights under the Share Incentive Plan and the ESPP, there are no:

(i)     options, equity-based awards, warrants, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind to which the Target or any of its Subsidiaries are a party that obligate the Target or any of its Subsidiaries to, directly or indirectly, issue or sell any securities of the Target or of any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Target or any of its Subsidiaries; or

(ii)     obligations of the Target or any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities of the Target or any of its Subsidiaries or, other than as contemplated by this Agreement, with respect to the voting or disposition of any securities of the Target or any of its Subsidiaries.

(e)     There are no notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with holders of Common Shares on any matter except as required by Law.

7.         Shareholders’ and Similar Agreements. Neither the Target nor any of its Subsidiaries is (i) subject to, or affected by, any unanimous shareholders agreement involving a Person other than the Target or any of its Subsidiaries, or (ii) a party to any shareholder, pooling, voting, or other similar arrangement or agreement (A) relating to the ownership or voting of any of the securities of the Target or any of its Subsidiaries other than as between the Target and any of its Subsidiaries, or (B) pursuant to which any Person other than the Target or any of its Subsidiaries may have any right or claim in connection with any existing or past equity interest in the Target or in any of its Subsidiaries. Neither the Target nor any of its Subsidiaries has adopted a shareholder rights plan or any other similar plan or agreement.

8.         Subsidiaries.

(a)     The following information with respect to the Subsidiaries is accurately set out in Paragraph 8(a) of the Target Disclosure Letter: (i) its name, (ii) the number and type of its outstanding equity securities and a list of the registered holder(s) of the equity securities, and (iii) its jurisdiction of incorporation, organization or formation.

(b)     The Target is, directly or indirectly, the registered and beneficial owner of all of the outstanding common shares or other equity interests reflected as being owned by the Target, directly or indirectly, in its Subsidiaries, free and clear of any Liens, other than Permitted Liens, and all such shares or other equity interests so owned by the Target have been validly issued and are fully paid and non-assessable, as the case may be, and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights.

9.         Securities Law Matters. The Target is a “reporting issuer” in each of the provinces and territories of Canada and not on the list of reporting issuers in default under applicable Securities Laws. The Common Shares are listed and posted for trading on the TSX. The Target is not in default of any material requirements of any Securities Laws or the rules and regulations of the TSX. The Target has not taken any action to cease to be a reporting issuer in any province or territory of Canada nor has the Target received notification from any Securities Authority seeking to revoke the reporting issuer status of the Target. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Target is pending, in effect or, to the knowledge of the Target, has been threatened, and the Target is not currently subject to any formal review, enquiry, investigation or other proceeding relating to any such order or restriction. The Target has timely filed all material forms, reports, schedules, statements and other documents required to be filed under Securities Laws with the appropriate Governmental Entity since October 31, 2022. The documents comprising the Target Filings complied as filed in all material respects with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. The Target has not filed any confidential material change report with the Securities Authorities which at the date of this Agreement remains confidential. To the knowledge of the Target, as at the date of this Agreement neither the Target nor any of the Target Filings is subject of an ongoing audit, review, comment or investigation by any Securities Authority or the TSX.

10.       Financial Statements. The Target’s audited consolidated financial statements as at and for the fiscal years ended October 31, 2023 and 2022 (including the notes thereto, the auditor’s report thereon and the related management’s discussion and analysis) and the unaudited consolidated interim financial statements as at and for the three and six months ended April 30, 2024 and 2023 (including any of the notes thereto and the related management’s discussion and analysis), included in the Target Filings: (i) were prepared in all material respects in accordance with IFRS, and (ii) fairly present, in all material respects, the financial position of the Target and its Subsidiaries on a consolidated basis as at the respective dates thereof and the revenues, results of operations, changes in shareholders’ equity and cash flow of the Target and its Subsidiaries on a consolidated basis for the respective periods covered thereby or as the respective dates therein set forth (except as may be indicated in the notes to such financial statements and, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

11.        Disclosure Controls and Internal Control over Financial Reporting.

(a)     The Target has established and maintains a system of disclosure controls and procedures (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) that are designed to provide reasonable assurance that information required to be disclosed by the Target in its annual filings or interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods specified in Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Target in its annual filings, interim filings or other reports filed or submitted under Securities Laws are accumulated and communicated to the Target’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)     The Target has established and maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c)     To the knowledge of the Target, there is no undisclosed material weakness (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of the Target’s internal control over financial reporting.

12.       No Material Undisclosed Liabilities. There are no material liabilities or obligations of the Target or any of its Subsidiaries of any nature, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the Target’s audited consolidated financial statements as at and for the fiscal years ended October 31, 2023 and 2022 and unaudited consolidated interim financial statements as at and for the three and six months ended April 30, 2024 and 2023, (ii) incurred in the Ordinary Course since April 30, 2024, (iii) incurred in connection with this Agreement (including any transaction expenses), or (iv) as would not, individually or in the aggregate, have a Target Material Adverse Effect.

13.       Absence of Certain Changes or Events. Since October 31, 2023, until the date of this Agreement, other than the Transaction and as disclosed in the Target Filings, the business of the Target and its Subsidiaries has been conducted in the Ordinary Course and there has not occurred a Target Material Adverse Effect.

14.       Reports. The Target and each of its Subsidiaries have timely filed all material reports, registrations and statement, together with any amendments required to be made with respect thereto, that were required to be filed under any Law, with any Governmental Entity since January 1, 2022, and have paid all fees and assessment due and payable in connection therewith.

15.       Authorizations and Licenses. The Target and each of its Subsidiaries holds, possesses or has obtained, and has at all times since January 1, 2022 held, possessed or obtained, all Authorizations that are required by Law in connection with the operation of the business of the Target and each of its Subsidiaries, or in connection with the ownership of their respective properties, rights and assets, except, in each case, as would not reasonably be expected to, individually or in the aggregate, have a Target Material Adverse Effect. The Target or its Subsidiaries, as applicable, lawfully hold, own or use, and have complied with, all such Authorizations, except as would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect. Each such Authorization is valid and in full force and effect and is renewable by its terms or in the Ordinary Course, except as would not, individually or in the aggregate, have a Target Material Adverse Effect. As of the date hereof, no action, investigation or proceeding is pending, or to the knowledge of the Target, threatened, against the Target or any of its Subsidiaries in respect of or regarding any such Authorization that could reasonably be expected to result in the suspension, loss or revocation of any such Authorizations, except in each case, as would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect.

16.       Compliance with Laws.

(a)     The Target and each of its Subsidiaries is, and since January 1, 2022 has been, in compliance with Law, except for any such non-compliance which would not, individually or in the aggregate, have a Target Material Adverse Effect.

(b)     Neither the Target nor any of its Subsidiaries is, to the knowledge of the Target, under any investigation with respect to any material violation of any Law. Since January 1, 2022, neither the Target nor any of its Subsidiaries has received notice of any material violation of any Law from any Governmental Entity.

(c)     The Target waived OSFI’s duty of confidentiality and authorized OSFI to share “prescribed supervisory information” (as defined in Section 1(1) of the Supervisory Information (Banks) Regulations) relating to the Target and its Subsidiaries with the Purchaser. Other than “prescribed supervisory information”, the Target has provided to the Purchaser all regulatory materials in respect of OSFI that a reasonable purchaser would expect to receive in connection with an acquisition of a financial institution.

17.       Anti-Money Laundering. The operations of the Target and of each of its Subsidiaries are, and have been conducted since January 1, 2022, in compliance in all material respects with applicable financial recordkeeping and reporting requirements and other money laundering Laws and the rules and regulations thereunder, including where applicable, with the Criminal Code (Canada), Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the regulations made thereunder, and any related or similar Laws, rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity relating to money laundering (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Entity involving the Target or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Target, threatened. As at the date of this Agreement, neither the Target nor any of its Subsidiaries has received any notice alleging that the Target, any of its Subsidiaries or any of their respective Representatives has violated any Money Laundering Laws, and, to the knowledge of the Target, no condition or circumstances exist (including any ongoing actions, suits, proceedings or hearings) that would form the basis of any such allegations.

18.       Corrupt Practices Legislation; Sanctions. Neither the Target nor any of its Subsidiaries, nor to the knowledge of the Target, any of its or their respective directors, officers or employees acting on behalf of the Target or the Subsidiaries, has, since January 1, 2022, taken, committed to take or been alleged to have taken any action which is or would cause the Target or the Subsidiaries to be in violation of the Corruption of Foreign Public Officials Act (Canada), the United States Foreign Corrupt Practices Act of 1977, the anti-bribery corruption and corruption provisions of the Criminal Code (Canada), applicable Sanctions or any Law of similar effect. As at the date of this Agreement, neither the Target nor any of its Subsidiaries has received any notice alleging that the Target, any of its Subsidiaries or any of their respective Representatives has violated any Sanctions, and, to the knowledge of the Target, no condition or circumstances exist (including any ongoing action, suit, proceeding or hearing) that would form the basis of any such allegations.

19.       Administration of Accounts. The Target and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and Law, except where the failure to so administer such accounts would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect. None of Target, any of its Subsidiaries, or any director, officer or employee of Target or of any of its Subsidiaries, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that would reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect, and, except as would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect, the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

20.       Loans.

(a)     The loan and investment portfolios of the Target and its Subsidiaries have been administered in all material respects in accordance with the applicable loan servicing and operating procedures and policies of the Target and its Subsidiaries and with Laws. Complete and accurate copies of the currently effective lending policies and practices of the Target and its Subsidiaries have been made available to Purchaser.

(b)     Section 20 of the Target Disclosure Letter sets forth a complete and accurate list of all Extensions of Credit that, as of April 30, 2024, were classified by the Target or any of its Subsidiaries as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch” or words of similar import. As of the date of this Agreement, except as set forth in Section 20 of the Target Disclosure Letter, neither the Target nor any of its Subsidiaries is a party to any Extension of Credit in which the Target or any of its Subsidiaries is a creditor that, as of April 30, 2024, had an outstanding balance of $5,000,000 or more and under the terms of which the obligor was, as of April 30, 2024, over ninety (90) days or more delinquent in payment of principal or interest.

21.       Derivatives. Except as would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect, all Derivative Contracts, whether entered into for the Target’s own account, or for the account of one or more of the Target’s Subsidiaries or their respective customers, were entered into (i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies, and (ii) with counterparties believed to be financially responsible at the time; and each Derivative Contract constitutes the valid and legally binding obligation of the Target or one of its Subsidiaries, as the case may be, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception), and are in full force and effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect, neither the Target nor any of its Subsidiaries, nor, to the knowledge of the Target, any other party thereto, is in breach of any of its obligations under any Derivative Contract.

22.       Material Contracts.

(a)     Paragraph 22 of the Target Disclosure Letter sets out a complete and accurate list of all Material Contracts as of the date of this Agreement. True and complete copies of the Material Contracts that are written Contracts or summaries of Material Contracts that are oral Contracts have been disclosed in the Data Room prior to the date of this Agreement or are disclosed in the Target Disclosure Letter.

(b)     Each Material Contract is a legal, valid, and binding agreement of the Target or one of its Subsidiaries, as applicable, and, to the knowledge of the Target, the counterparty or counterparties thereto, is enforceable by the Target or the Subsidiaries, as applicable, in accordance with its terms (subject to Bankruptcy and Equity Exception) and is in full force and effect. Neither the Target nor any of its the Subsidiaries, nor to the knowledge of the Target any counterparty or counterparties, is in breach or default under any Material Contract, except for such breaches or defaults as would not, individually or in the aggregate, have a Target Material Adverse Effect.

23.       Personal Property. Except as would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect, the Target or the Subsidiaries have good title to all material personal property of any kind or nature which the Target or the Subsidiaries purports to own, free and clear of all Liens (other than Permitted Liens). The Target and the Subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess and control all personal property leased by and material to the Target or the Subsidiaries as used, possessed and controlled by the Target or the Subsidiaries, as applicable.

24.       Real Property.

(a)     With respect to the real property leased or subleased by the Target or any of its Subsidiaries (collectively, the “Leases”), except as would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect: (i) each such Lease constitutes a legal, valid and binding obligation of the Target or the Subsidiaries, as the case may be, enforceable against the Target or the Subsidiaries, as the case may be, in accordance with its terms and is in full force and effect; (ii) neither the Target nor any of its Subsidiaries, as the case may be, is in material breach of or default under any such Lease and no event has occurred which, without the giving of notice or lapse of time, or both, would constitute a material breach of or default under any such Lease; and (iii) to the knowledge of the Target, no counterparty to any such Lease is in material default thereunder.

(b)     Paragraph 24(b) of the Target Disclosure Letter lists all real property owned by the Target or any of its Subsidiaries as of the date of this Agreement.

25.       Intellectual Property.

(a)     Paragraph 25(a) of the Target Disclosure Letter lists all material Owned Intellectual Property comprising: (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations and applications, and (iv) internet domain name registrations (collectively, “Owned Registered Intellectual Property”).

(b)     Except as would not reasonably be expected to have a Target Material Adverse Effect, (i) the Target or the Subsidiaries, as applicable, is the sole owner and possesses all right, title and interest in and to the Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens), and (ii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or, to the knowledge of the Target, is threatened, that challenges the validity, enforceability, registration, use or ownership of the Owned Intellectual Property. Except as would not reasonably be expected to have a Target Material Adverse Effect, each such Owned Registered Intellectual Property remains in full force and effect.

(c)     Except as would not reasonably be expected to have a Target Material Adverse Effect, none of the Target Software distributed by the Target or the Subsidiaries in any of its or their material client applications incorporates or is comprised of or distributed with any Publicly Available Software in a manner which (i) requires the distribution of source code in connection with the distribution of such Software in object code form, (ii) materially limits freedom of the Target or the Subsidiaries to seek full compensation in connection with marketing, licensing, and distributing such Software, or (iii) allows a customer or requires that a customer have the right to decompile, disassemble or otherwise reverse engineer the Software by its terms and not by operation of Law. Except as would not reasonably be expected to have a Target Material Adverse Effect, to the knowledge of the Target, the material Target Software does not contain any Unauthorized Code.

(d)     Except as would not reasonably be expected to have a Target Material Adverse Effect, (i) to the knowledge of the Target, the Target and the Subsidiaries are not infringing upon, misappropriating or otherwise violating any Intellectual Property of any Person, (ii) as of the date of this Agreement, the Target and the Subsidiaries have not received from any Person since January 1, 2022 any written notice, charge, complaint, claim or other written assertion alleging any such infringement, misappropriation, or other violation by the Target or the Subsidiaries of the Intellectual Property of any Person. To the knowledge of the Target, no Person is infringing, misappropriating, or otherwise violating the Owned Intellectual Property in any manner that would reasonably be expected to have a Target Material Adverse Effect.

26.       Privacy.

(a)     Except as would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect, each of the Target and its Subsidiaries complies with applicable Privacy Requirements.

(b)     To the knowledge of the Target, no material Breach of Security Safeguards has occurred since January 1, 2022.

(c)     No written notice, complaint, investigation, order or undertaking alleging non-compliance with any applicable Privacy Requirements (including any enforcement notice, deregistration notice, transfer prohibition notice or any equivalent notice which in each case is material) has been received by the Target or any of its Subsidiaries since January 1, 2022.

27.       IT Assets. Except as would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect, (i) each of the Target and its Subsidiaries owns, is a party to a Contract that provides for, or otherwise has a right to use all IT Assets that are used in its business, (ii) the IT Assets of the Target and its Subsidiaries perform in accordance with their applicable specifications and in the manner required for IT Assets to conduct the respective businesses of the Target and its Subsidiaries as currently conducted, (iii) each of the Target and its Subsidiaries has implemented commercially reasonable procedures, and taken commercially reasonable actions, to protect the confidentiality, integrity and security of its IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, and (iv) to the knowledge of the Target, since January 1, 2022, there has been no unauthorized use, access, interruption, modification or corruption of the IT Assets of the Target and its Subsidiaries (or any information or transactions stored or contained therein or transmitted thereby, including any information in respect of customers (including borrowers, depositors, clients and counterparties) of the Target and its Subsidiaries).

28.       Litigation. As at the date of this Agreement, there are no claims, actions, suits, arbitrations, proceedings, inquiries or investigations in effect or pending, or to the knowledge of the Target, threatened, against or relating to the Target or any of its Subsidiaries or their businesses or affecting any of their respective properties or assets, by or before any Governmental Entity that, if determined adverse to the interests of the Target or the Subsidiaries, (A) would, individually or in the aggregate, have a Target Material Adverse Effect, (B) would be reasonably expected to prevent, hinder or delay the consummation of the Transaction or (C) would materially affect the Purchaser’s ability to own or operate the business of the Target and its Subsidiaries; nor to the knowledge of the Target, are there any events or circumstances which could reasonably be expected to give rise to any such claims, actions, suits, arbitration, proceedings, inquiries or investigations.

29.       Environmental Matters. Except as would not, individually or in the aggregate, have a Target Material Adverse Effect, (i) to the knowledge of the Target, there exists no fact, condition or occurrence concerning the Target or the Subsidiaries and the operation of their respective businesses or assets with respect to any non-compliance with or obligation or liability under Environmental Laws, (ii) no unresolved complaint, notice or violation, citation, summons or order has been issued to the Target or the Subsidiaries alleging any violation by or liability of the Target or the Subsidiaries with respect to any Environmental Law, and (iii) the operation of the business of the Target and the Subsidiaries is, and has been, in compliance in all material respects with Environmental Laws.

30.       Labour Matters.

(a)     There are no pending or, to the knowledge of the Target, threatened material unfair labour practice claims or charges against the Target or any of its Subsidiaries.

(b)     The Target and its Subsidiaries are and since January 1, 2022 have been in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, labour, collective bargaining, worker classification, disability, immigration, health and safety, wages, hours and benefits, human rights and workers’ compensation, except as would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect.

31.       Collective Agreements.

(a)     Neither the Target nor any of its Subsidiaries is a party to or bound by any Collective Agreement with respect to the Target Employees.

(b)     As of the date hereof, to the knowledge of the Target, no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent (i) holds bargaining rights with respect to any Target Employee by way of certification, interim certification, voluntary recognition, designation or successor rights, or (ii) has applied or threatened to apply to have the Target or any of its Subsidiaries be declared a related employer or successor employer, or to be certified as the bargaining agent of any Target Employees of the Target or any of its Subsidiaries since January 1, 2022.

(c)     As of the date hereof, there are no pending or, to the Target’s knowledge, threatened union organizing activities involving any Target Employees. As of the date hereof, there is no labour strike, dispute, work slowdown or stoppage pending, ongoing or involving or, to the knowledge of the Target, threatened against the Target or any of its Subsidiaries.

32.       Employee Plans.

(a)     Paragraph 32(a) of the Target Disclosure Letter lists all Employee Plans.

(b)     The Target has disclosed in the Data Room true, correct and complete copies of all Employee Plans, as amended, or, if not readily available, a description thereof together with all related material documentation.

(c)     Each Employee Plan has been established, registered, funded, invested and administered in material compliance with applicable Law and the applicable Employee Plan terms.

(d)     The Target has made all required contributions and paid all required premiums in respect of each Employee Plan in compliance in all material respects with applicable Law and the applicable Employee Plan terms.

(e)     To the knowledge of the Target, no fact or circumstance exists which could reasonably be expected to adversely affect the registered status of any Employee Plan.

33.       Insurance. Except as would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect, (a) the Target and its Subsidiaries are insured by reputable insurers with reasonable and prudent policies appropriate for the size and nature of the business of their business, (b) the Target and its Subsidiaries maintain sufficient levels of insurance to comply with each of their Authorizations and applicable Law, (c) each such insurance policy is valid and binding and in full force and effect, (d) the Target and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (e) to the knowledge of the Target, there is no material claim pending under any such insurance policy that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover any material portion of such claims, and (f) all material claims under such policies have been properly reported to the applicable insurer.

34.       Taxes.

(a)     The Target and each of its Subsidiaries has timely filed all material Tax Returns required to be filed by them and all such Tax Returns are complete and correct in all material respects.

(b)     The Target and each of its Subsidiaries has paid or caused to be paid on a timely basis all material Taxes which are due and payable, all material assessments and reassessments, and all other material Taxes due and payable by them, including instalments on account of Taxes for the current year, whether or not shown as being due on any Tax Returns or assessed by the appropriate Governmental Entity, other than those which are being or have been contested in good faith and in respect of which adequate accruals in accordance with IFRS have been provided in the most recently published consolidated financial statements of the Target if required in accordance with IFRS. The Target and its Subsidiaries have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of the Target for any material Taxes of the Target and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns, and since such publication date, no liability in respect of material Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course. None of the Target or any of its Subsidiaries has received a refund of Taxes to which it was not entitled.

(c)     Neither the Target nor any of its Subsidiaries is a party to any material claims, suits, audits, action or proceeding for assessment, reassessment, deficiencies or collection of Taxes and no such event has been asserted in writing or, to the knowledge of the Target, threatened against the Target or the Subsidiaries or any of their respective assets.

(d)     There are no material Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Target or any of its Subsidiaries.

(e)     The Target and each of its Subsidiaries has in all material respects withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(f)     No Governmental Entity of a jurisdiction where neither the Target nor the Subsidiaries file a Tax Return has made a claim that the Target or the Subsidiaries are subject to Tax in such jurisdiction.

(g)     The Target and each of its Subsidiaries have timely filed all Tax Returns required to be filed in connection with any “reportable transaction” as defined in subsection 237.3(1) of the Tax Act (or any comparable provision of any other applicable Law) or any “notifiable transaction” as defined in subsection 237.4(1) of the Tax Act (or any comparable provision of any other applicable Law) in which they have engaged.

(h)     The Target and each of its Subsidiaries have complied in all material respects with relevant transfer pricing laws (including, section 247 of the Tax Act), including any documentation and record keeping requirements thereunder.

35.       Opinion of Financial Advisor. The Board has received the Fairness Opinion and such Fairness Opinion has not been withdrawn or modified as of the date of this Agreement.

36.       Brokers. Except for the engagement letter between the Target and the Financial Advisor, a copy of which has been provided to the Purchaser, and the fees payable under or in connection with such engagement, no investment banker, broker, finder, or financial advisor has been retained by or is authorized to act on behalf of the Target or the Subsidiaries or is entitled to any fee, commission or other payment from the Target or the Subsidiaries in connection with this Agreement or any other transaction contemplated by this Agreement.

37.       Board and Special Committee Approval.

(a)     As of the date hereof, the Special Committee, after consultation with its financial and legal advisors, has unanimously recommended that the Board approve the Transaction and recommends that the Shareholders vote in favour of the Transaction Resolution.

(b)     As of the date hereof, the Board, acting on the unanimous recommendation in favour of the Transaction by the Special Committee and after consultation with its financial and legal advisors, has: (i) unanimously determined that the Transaction is in the best interests of the Target and its Shareholders; and (ii) resolved to unanimously recommend that the Shareholders vote in favour of the Transaction Resolution, and such determinations and resolutions are effective and unamended as of the date hereof.

38.       Bankruptcy and Insolvency. Neither the Target nor any of its Subsidiaries has made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof nor has any petition for a receiving order been presented in respect of it. Neither Target nor any of its Subsidiaries has initiated any legal proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution and, to the knowledge of the Target, no such legal proceedings have been threatened by any other Person. No receiver has been appointed in respect of the Target or any of its Subsidiaries or any of their respective property or assets and no execution or distress has been levied upon any of their respective property or assets and, to the knowledge of the Target, no such legal proceedings have been threatened by any other Person.

39.       Auditors. The auditors of the Target are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditors of the Target.

40.       Books and Records. Since January 1, 2022, all accounting and financial books and records (i) have been maintained in all material respects in accordance with IFRS, (ii) are stated in reasonable detail, (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Target and its Subsidiaries, and (iv) accurately and fairly reflect the basis of the Target’s financial statements.

41.       BHC Act Matters. None of the Target, its Subsidiaries, or any of their BHC Act Affiliates maintains and operates an office or BHC Act Affiliate in the United States, except any office or BHC Act Affiliate that does not engage in business activities by means of employing or contracting with personnel, maintaining a premises or maintaining and using bank accounts.

42.       U.S. Securities Law Matters.

(a)     The Target does not have, and is not required to have, any class of securities registered under the U.S. Exchange Act. The Target is not subject to any reporting obligation (whether active or suspended) pursuant to Section 15(d) of, and does not voluntarily report under, the U.S. Exchange Act.

(b)     The Target is not, and has never been, subject to any requirement to register any class of its equity securities pursuant to Section 12 of the U.S. Exchange Act. The Target is not an “investment company” registered or required to be registered under the Investment Company Act of 1940 of the United States of America. The Target is a “foreign private issuer” (as such term is defined in Rule 405 under the U.S. Securities Act and in Rule 3b-4 under the U.S. Exchange Act).

(c)     No securities of the Target are listed or admitted for listing on any national securities exchange in the United States of America,

(d)     The Target has had a class of its securities listed on the TSX for the preceding twelve (12) calendar months. For at least the preceding thirty-six (36) calendar months, the Target has been subject to the continuous disclosure requirements of a Securities Authority. The Target is currently in compliance in all material respects with the obligations arising from such listing and reporting.

(e)     The aggregate market value of the public float of the outstanding equity shares of the Target (calculated as specified for a business combination under Forms F-8 and F-80 under the U.S. Securities Act) is $75 million or more.

Schedule D

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

1.         Organization and Qualification. The Purchaser is (i) a corporation or other entity duly incorporated or organized, as applicable, (ii) validly existing under the Laws of the jurisdiction of its incorporation, organization or formation, as applicable, and (iii) where so recognized, in good standing under the Laws of the jurisdiction of its incorporation, organization or formation, as applicable, except (in the case of (iii) only) as would not prevent, materially delay or materially impair the ability of the Purchaser to consummate the Transaction. The Purchaser is duly qualified to do business in Canada and any non-Canadian jurisdictions where its ownership or leasing of property or assets or the nature or conduct of its business requires it to be so qualified, except as would not prevent, materially delay or materially impair the ability of the Purchaser to consummate the Transaction.

2.         Corporate Authorization. The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and to complete the Transaction. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Transaction have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution and delivery by it of this Agreement or the consummation of the Transaction.

3.         Execution and Binding Obligation. This Agreement has been duly authorized, executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms (subject to the Bankruptcy and Equity Exception).

4.         Governmental Authorization and Consent. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Transaction do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Purchaser other than: (i) the Key Regulatory Approvals, and (ii) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not be reasonably expected to, individually or in the aggregate, prevent or materially impede the ability of the Purchaser to consummate the Transaction.

5.         Non-Contravention. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Transaction do not and will not:

(a)     contravene, conflict with, or result in any violation or breach of the Constating Documents of the Purchaser;

(b)     assuming compliance with the matters referred to in Paragraph 4, contravene, conflict with or result in a violation or breach of any Law;

(c)     require any consent or approval by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation or acceleration of any right or obligation or the loss of any benefit to which the Purchaser or any of its Subsidiaries is entitled under any material contract or any material authorization to which the Purchaser or any of its Subsidiaries is a party or by which the Purchaser or any of its Subsidiaries is bound; or

(d)     result in the creation or imposition of any Lien upon any of the material properties or material assets of the Purchaser or any of its Subsidiaries;

except, in the case of each of clauses (b) through (d), as would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

6.         Securities Law Matters. The Purchaser is a “reporting issuer” in each of the provinces and territories of Canada and not on the list of reporting issuers in default under applicable Securities Laws. The Purchaser Shares are listed and posted for trading on the TSX. The Purchaser is not in default of any material requirements of any Securities Laws or the rules and regulations of the TSX. The Purchaser has not taken any action to cease to be a reporting issuer in any province or territory of Canada nor has the Purchaser received notification from any Securities Authority seeking to revoke the reporting issuer status of the Purchaser. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Purchaser is pending, in effect or, to the knowledge of the Purchaser, has been threatened, and the Purchaser is not currently subject to any formal review, enquiry, investigation or other proceeding relating to any such order or restriction. The Purchaser has timely filed all material forms, reports, schedules, statements and other documents required to be filed under Securities Laws with the appropriate Governmental Entity since January 1, 2022. The documents comprising the Purchaser Filings complied as filed in all material respects with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. The Purchaser has not filed any confidential material change report with the Securities Authorities which at the date of this Agreement remains confidential. To the knowledge of the Purchaser, as at the date of this Agreement, neither the Purchaser nor any of the Purchaser Filings is subject of an ongoing audit, review, comment or investigation by any Securities Authority or the TSX.

7.         Purchaser Shares.

(a)     The authorized capital of Purchaser is set forth in the Purchaser Filings. The Purchaser Shares to be issued pursuant to the Transaction, upon issuance, will be validly issued as fully paid and non-assessable common shares in the capital of the Purchaser, will be listed for trading on the TSX (subject only to the satisfaction of the conditions set forth in the Stock Exchange Approval).

(b)     The Purchaser Shares will not be subject to any resale restrictions under applicable Securities Laws (other than, in the case of Securities Laws, as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102 – Resale of Securities), and, except under Laws and as contemplated in the Constating Documents of the Purchaser, will not be subject to any contractual or other restrictions on transferability or voting.

8.         Financial Statements. The Purchaser’s audited consolidated financial statements as at and for the fiscal years ended October 31, 2023 and 2022 (including the notes thereto, the auditor’s report thereon and the related management’s discussion and analysis) and the unaudited consolidated interim financial statements as at and for the three and six months ended April 30, 2024 and 2023 (including any of the notes thereto and the related management’s discussion and analysis), included in the Purchaser Filings: (i) were prepared in all material respects in accordance with IFRS, and (ii) fairly present, in all material respects, the financial position of the Purchaser and its Subsidiaries on a consolidated basis as at the respective dates thereof and the revenues, results of operations, changes in shareholders’ equity and cash flow of the Purchaser and its Subsidiaries on a consolidated basis for the respective periods covered thereby or as the respective dates therein set forth (except as may be indicated in the notes to such financial statements and, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

9.         Disclosure Controls and Internal Control over Financial Reporting.

(a)     The Purchaser has established and maintains a system of disclosure controls and procedures (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) that are designed to provide reasonable assurance that information required to be disclosed by the Purchaser in its annual filings or interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods specified in Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Purchaser in its annual filings, interim filings or other reports filed or submitted under Securities Laws are accumulated and communicated to the Purchaser’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)     The Purchaser has established and maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c)     To the knowledge of the Purchaser, there is no undisclosed material weakness (as such term is defined in National Instrument 52- 109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of the Purchaser’s internal control over financial reporting.

10.       No Material Undisclosed Liabilities. There are no material liabilities or obligations of the Purchaser or any of its Subsidiaries of any nature, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the Purchaser’s audited consolidated financial statements as at and for the fiscal years ended October 31, 2023 and 2022 and unaudited consolidated interim financial statements as at and for the three and six months ended April 30, 2024 and 2023, (ii) incurred in the Ordinary Course since April 30, 2024, (iii) incurred in connection with this Agreement (including any transaction expenses), or (iv) as would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

11.        Absence of Certain Changes or Events. Since October 31, 2023, until the date of this Agreement, other than the Transaction and as disclosed in the Purchaser Filings, the business of the Purchaser and its Subsidiaries has been conducted in the Ordinary Course and there has not occurred a Purchaser Material Adverse Effect.

12.       Reports. The Purchaser and each of its Subsidiaries have timely filed all material reports, registrations and statement, together with any amendments required to be made with respect thereto, that were required to be filed under any Law, with any Governmental Entity since January 1, 2022, and have paid all fees and assessment due and payable in connection therewith.

13.       Authorizations and Licenses. The Purchaser and each of its Subsidiaries holds, possesses or has obtained, and has at all times since January 1, 2022 held, possessed or obtained, all Authorizations that are required by Law in connection with the operation of the business of the Purchaser and each of its Subsidiaries, or in connection with the ownership of their respective properties, rights and assets, except, in each case, as would not reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect. The Purchaser or its Subsidiaries, as applicable, lawfully hold, own or use, and have complied with, all such Authorizations, except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. Each such Authorization is valid and in full force and effect and is renewable by its terms or in the Ordinary Course, except as would not, individually or in the aggregate, have a Purchaser Material Adverse Effect. As of the date hereof, no action, investigation or proceeding is pending, or to the knowledge of the Purchaser, threatened, against the Purchaser or any of its Subsidiaries in respect of or regarding any such Authorization that could reasonably be expected to result in the suspension, loss or revocation of any such Authorizations, except in each case, as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

14.       Compliance with Laws.

(a)     The Purchaser and each of its Subsidiaries is, and since January 1, 2022 has been, in compliance with Law, except for any such non-compliance which would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(b)     Neither the Purchaser nor any of its Subsidiaries is, to the knowledge of the Purchaser, under any investigation with respect to any material violation of any Law. Since January 1, 2022, neither the Purchaser nor any of its Subsidiaries has received notice of any material violation of any Law from any Governmental Entity.

(c)     The Purchaser waived OSFI’s duty of confidentiality and authorized OSFI to share certain “prescribed supervisory information” (as defined in Section 1(1) of the Supervisory Information (Banks) Regulations) relating to the Purchaser and its Subsidiaries with the Target. Other than materials containing “prescribed supervisory information”, the Purchaser has provided to the Target the Purchaser’s 2023-24 Annual Supervisory Letter from OSFI.

15.       Anti-Money Laundering. The operations of the Purchaser and of each of its Subsidiaries are, and have been conducted since January 1, 2022, in compliance in all material respects with applicable Money Laundering Laws and no action, suit or proceeding by or before any court or Governmental Entity involving the Purchaser or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Purchaser, threatened. As at the date of this Agreement, neither the Purchaser nor any of its Subsidiaries has received any notice alleging that the Purchaser, any of its Subsidiaries or any of their respective Representatives has violated any Money Laundering Laws, and, to the knowledge of the Purchaser, no condition or circumstances exist (including any ongoing actions, suits, proceedings or hearings) that would form the basis of any such allegations.

16.       Litigation. As at the date of this Agreement, there are no claims, actions, suits, arbitrations, proceedings, inquiries or investigations in effect or pending, or to the knowledge of the Purchaser, threatened, against or relating to the Purchaser or any of its Subsidiaries or their businesses or affecting any of their respective properties or assets, by or before any Governmental Entity that, if determined adverse to the interests of the Purchaser or its Subsidiaries, (A) would, individually or in the aggregate, have a Purchaser Material Adverse Effect, or (B) would be reasonably expected to prevent, hinder or delay the consummation of the Transaction; nor to the knowledge of the Purchaser, are there any events or circumstances which could reasonably be expected to give rise to any such claims, actions, suits, arbitration, proceedings, inquiries or investigations.

17.       Taxes.

(a)     The Purchaser and each of its Subsidiaries has timely filed all material Tax Returns required to be filed by them and all such Tax Returns are complete and correct in all material respects.

(b)     The Purchaser and each of its Subsidiaries has paid or caused to be paid on a timely basis all material Taxes which are due and payable, all material assessments and reassessments, and all other material Taxes due and payable by them, including instalments on account of Taxes for the current year, whether or not shown as being due on any Tax Returns or assessed by the appropriate Governmental Entity, other than those which are being or have been contested in good faith and in respect of which adequate accruals in accordance with IFRS have been provided in the most recently published consolidated financial statements of the Purchaser. The Purchaser and its Subsidiaries have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of the Purchaser for any material Taxes of the Purchaser and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns, and since such publication date, no liability in respect of material Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course. None of the Purchaser or any of its Subsidiaries has received a refund of Taxes to which it was not entitled.

(c)     Neither the Purchaser nor any of its Subsidiaries is a party to any material claims, suits, audits, action or proceeding for assessment, reassessment, deficiencies or collection of Taxes and no such event has been asserted in writing or, to the knowledge of the Purchaser, threatened against the Purchaser or the Subsidiaries or any of their respective assets.

(d)     There are no material Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Purchaser or any of its Subsidiaries.

(e)     The Purchaser and each of its Subsidiaries has in all material respects withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(f)     No Governmental Entity of a jurisdiction where neither the Purchaser nor the Subsidiaries file a Tax Return has made a claim that the Purchaser or the Subsidiaries are subject to Tax in such jurisdiction.

(g)     The Purchaser and each of its Subsidiaries have timely filed all Tax Returns required to be filed in connection with any “reportable transaction” as defined in subsection 237.3(1) of the Tax Act (or any comparable provision of any other applicable Law) or any “notifiable transaction” as defined in subsection 237.4(1) of the Tax Act (or any comparable provision of any other applicable Law) in which they have engaged.

(h)     The Purchaser and each of its Subsidiaries have complied in all material respects with relevant transfer pricing laws (including, section 247 of the Tax Act), including any documentation and record keeping requirements thereunder.

(i)     The Purchaser is a “taxable Canadian corporation” as defined in subsection 89(1) of the Tax Act.

18.       Security Ownership. The Purchaser, together with its Subsidiaries and any Person acting jointly or in concert with the Purchaser, beneficially owns or exercises control or direction over, directly or indirectly, approximately 5.9% (unhedged) of the issued and outstanding Common Shares in the aggregate, excluding Common Shares that have been allocated to a segregated or other investment fund established and maintained by the Purchaser or any of its affiliates. In addition, the Purchaser owns 164,400 Common Shares as a hedge for an equity swap between the Purchaser and the Target.

19.       Available Funds. As of the date of this Agreement, the Purchaser has, alone or together with Purchaser, sufficient funds or access thereto, and Purchaser will at the Closing have immediately available funds in cash, to pay when due all amounts payable by it hereunder and to fulfill its obligations hereunder. The Purchaser acknowledges that the obligations of the Purchaser under this Agreement are not contingent upon or subject to any conditions regarding the Purchaser’s, its affiliates’, or any other Person’s ability to obtain financing or otherwise to raise capital for the consummation of the Transactions, including the payment of the Consideration payable under the Transaction.

20.       Brokers. Except for Persons, if any, whose fees and expenses will be paid by the Purchaser, no investment banker, broker, finder or financial advisor has been retained by or is authorized to act on behalf of the Purchaser or any of its affiliates or is entitled to any fee, commission or other payment in connection with this Agreement or any other transaction contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser or any of its affiliates.

21.       Bankruptcy and Insolvency. Neither the Purchaser nor any of its Subsidiaries has made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof nor has any petition for a receiving order been presented in respect of it. Neither the Purchaser nor any of its Subsidiaries has initiated any legal proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution and, to the knowledge of the Purchaser, no such legal proceedings have been threatened by any other Person. No receiver has been appointed in respect of the Purchaser or any of its Subsidiaries or any of their respective property or assets and no execution or distress has been levied upon any of their respective property or assets and, to the knowledge of the Purchaser, no such legal proceedings have been threatened by any other Person.

22.       Auditors. The auditors of the Purchaser are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditors of the Purchaser.

23.       Books and Records. Since January 1, 2022, all accounting and financial books and records (i) have been maintained in all material respects in accordance with IFRS, (ii) are stated in reasonable detail, (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Purchaser and its Subsidiaries, and (iv) accurately and fairly reflect the basis of the Purchaser’s financial statements.

24.       U.S. Securities Law Matters.

(a)     The Purchaser is not an “investment company” registered or required to be registered under the Investment Company Act of 1940 of the United States of America and will not be required to be so registered as a result of the Transaction. Purchaser is a “foreign private issuer” (as such term is defined in Rule 405 under the U.S. Securities Act and in Rule 3b-4 under the U.S. Exchange Act).

(b)     The Purchaser has had a class of its securities listed on the TSX for the preceding twelve (12) calendar months. For at least the preceding thirty-six (36) calendar months, the Purchaser has been subject to the continuous disclosure requirements of a Securities Authority. The Purchaser is currently in compliance with the obligations arising from such listing and reporting.

(c)     The aggregate market value of the public float of the outstanding equity shares of the Purchaser (calculated as specified for a business combination under Forms F-8 and F-80 under the U.S. Securities Act) is $75 million or more.

(d)     The Purchaser does not have, and is not required to have, any class of securities registered under the U.S. Exchange Act. The Purchaser is not subject to any reporting obligation (whether active or suspended) pursuant to Section 15(d) of, and does not voluntarily report under, the U.S. Exchange Act, except any reporting obligation under the U.S. Exchange Act that may become applicable as a result of the Transaction.

(e)     The Purchaser is not, and has never been, subject to any requirement to register any class of its equity securities pursuant to Section 12 of the U.S. Exchange Act.

(f)     No securities of the Purchaser are listed or admitted for listing on any national securities exchange in the United States of America.